

Delivering a Better World



OFFICIAL VENUE
INFRASTRUCTURE PARTNER

LA28 OLYMPIC AND PARALYMPIC GAMES

United States

AECOM is supporting the full delivery of the LA28 Olympic and Paralympic Games venue infrastructure program as the Official Venue Infrastructure Partner.

ANNUAL REPORT 2025

Our Purpose

Delivering a better world

Our Vision

We believe in a world where infrastructure creates opportunity for everyone.

Our Mission

By bringing together the best people, ideas and technical expertise, we partner with clients to turn their ambitions into action, and embrace our core values in everything we do.

Our Values

Safety, ethics & quality first

We operate ethically and with integrity, committing to safety, security and quality in all that we do.

Collaborate to win

We connect unrivaled expertise from around the world to anticipate and solve our clients' most pressing challenges to achieve shared success.

Innovate with impact

We embrace new ideas and develop forward-thinking solutions that generate great value for our clients, our communities and our people.

Deliver excellence

We grow our business through relentless client focus, technical and operational excellence, and exceptional project execution.

Sustain our world

We take action to make a positive impact on the planet, enrich the communities we touch and build legacies for future generations.

Thrive together

We create a welcoming workplace, foster engaged and supportive teams, and provide opportunities where all our people can reach their full potential.

Contents



Message from the Chairman and CEO

Dear stockholders,

Five years ago, with the launch of our *Think and Act Globally* strategy, we set our sights on becoming the leading professional services firm in infrastructure, striving to be the partner of choice on our clients' most complex and challenging objectives. This past fiscal year, we took another step forward in that ambition, exceeding every key strategic and financial performance metric that we set for ourselves. Our progress builds on years of outperformance owing to our competitive advantages and our commitment to our people.

Reflecting on our progress, there are a few achievements that I'm especially proud of and that demonstrate our success:

- **We became the number #1 overall design firm in our industry.**

  There is no company in our industry with more talent and technical expertise than AECOM. That was clear in *Engineering News-Record's* 2025 rankings, in which we built on top of our existing #1 positions in each of our end markets of transportation, water, environment and facilities to become the #1 overall design firm of the year. Clients trust AECOM to solve their most complex challenges because of our ability to consistently design and implement innovative solutions that others in our industry can't, and that advantage should continue to fuel our ability to win high-value projects well into the future.

- **Our financial results set records across the business.**

  Our financial performance exceeded all key metrics in our guidance this year, a testament to the strength of our business and our ability to execute on our strategy no matter the political



or economic environment. Standing out among those results was the achievement of our prior 17% segment adjusted operating margin target in the second half of 2025, more than one year ahead of prior expectations. Our business continues to operate more efficiently and our organic growth investments are driving a more valuable business.

- **We won what matters at record rates.**
  By focusing our attention on our fastest-growing markets and investing in our most important client relationships, we have consistently gained market share organically within the industry and built a record backlog. Our win rate on our largest pursuits this past year was 80% and included iconic projects of unprecedented scope, like our selection as the official venue infrastructure partner of the LA 2028 Olympic and Paralympic Games.

- **We continued to create substantial value for stockholders.**
  We have maintained our steadfast focus on executing our returns-focused capital allocation policy to ensure we compound value for stockholders. This past fiscal year, we once again

"As we look to the future, and as our industry continues to evolve, our business has never been better positioned for long-term success."

— **Troy Rudd**
Chairman and CEO

3



achieved strong cash flow, which allowed us to return nearly $500 million in capital to stockholders through share repurchases and dividends.

As we look to the future, and as our industry continues to evolve, our business has never been better positioned for long-term success. Clients are introducing bigger and more complex projects than ever before, and at the same time, expecting faster and more efficient delivery. We have invested to meet this market need, and we made substantial progress this year to transform the value we deliver as a result:

- **We strengthened our end-to-end strategic services.**

  Larger and more multidimensional projects have elevated the need for strategic partners who can advise on a project from start to finish. Rising to that demand, we established our Advisory global platform this year and continued to expand our Program Management team to help clients navigate these increasingly complex projects. These services complement our unrivaled

technical expertise and provide a unique advantage in comparison to traditional design and management consulting competitors that lack this complete service offering.

- **We're leading our industry's AI transformation.**

  We believe that our industry is poised to significantly benefit from AI, which can dramatically accelerate the delivery of design and materially reduce the cost of infrastructure. Over the past several years, we've made substantial investments to capitalize on this moment and lead the industry's AI transformation, including building a team of more than 200 professionals with PhDs and advanced degrees in AI, machine learning, mathematics, data sciences and computer sciences. In addition, we have already deployed AI solutions on hundreds of engineering projects. Anchored by the technical strength of our people, we believe there is an opportunity to deliver projects up to six times more efficiently through our AI solutions, and thus drive substantially greater operating leverage and create an unrivaled



value proposition for clients. Our exceptional scale, technical knowledge, domain expertise, and capacity to invest uniquely position us to compound our advantage over time.

- **We set even higher ambitions for our business by raising our long-term financial targets.**

  Reflecting the momentum we have built across the business, we introduced new long-term financial targets that include achieving a 20%+ margin exit rate by fiscal 2028 and achieving an at least 15% adjusted EPS CAGR from fiscal 2026 to 2029. These metrics would significantly lead our industry and reflect our confidence in setting a new standard of excellence in infrastructure.

Altogether, we are ideally positioned to continue delivering unmatched value for both our clients and stockholders. Our backlog is at an all-time high, we're winning work across our end markets at a record rate, and historic funding for infrastructure around the world bolsters our market opportunity.

At the same time, we are uniquely suited to capture more value than our competitors as we continue to prioritize investments in Advisory, Program Management, and AI, and we believe that advantage will continue to drive our performance over the coming years.

Thank you to all our stakeholders who continue to believe in AECOM and our ability to shape the future of infrastructure.

Troy Rudd
Chairman and CEO

Strength and Recognition

Fiscal 2025 Financial Performance

Our fiscal 2025 performance exceeded our expectations on each key financial metric and extended our track record of delivering on our commitments. We delivered strong net service revenue[1] growth, record profitability and double-digit earnings per share growth.

Winning What Matters



$23.4B

Design backlog[2]
(in billions)

Compared to $22.8 in FY'24



80%

Win rate on largest pursuits

50%

All-time high enterprise win rate



20

Consecutive quarters with an enterprise book-to-burn[3] ratio in excess of 1

Industry-leading profitability

Adjusted[4] EBITDA[5] margin



12.1%	16.0%	**16.8%**
FY20	FY24	FY25

$685M

in free cash flow[6]

Delivering returns to stockholders

Adjusted earnings per share



$2.09	$4.52	**$5.26**
FY20	FY24	FY25

$3.2B

returned to stockholders through dividends and repurchases since September 2020, including 20% annual dividend growth

(1) Revenue, less pass-through revenue; growth rates are presented on a constant-currency basis.
(2) Backlog represents the total value of work for which AECOM has been selected that is expected to be completed by consolidated subsidiaries and includes the proportionate share of work expected to be performed by unconsolidated joint ventures.
(3) Book-to-burn ratio is defined as the dollar amount of wins divided by revenue recognized during the period, including revenue related to work performed in unconsolidated joint ventures.
(4) Excludes the impact of certain items, such as restructuring costs, amortization of intangible assets, non-core AECOM Capital and other items. See Regulation G Information for a reconciliation of non-GAAP measures to the comparable GAAP measures.
(5) Adjusted EBITDA margin includes non-controlling interests in EBITDA and is on a net service revenue basis.
(6) Free cash flow is defined as cash flow from operations less capital expenditures, net of proceeds from disposals of property and equipment; free cash flow conversion is defined as free cash flow divided by adjusted net income attributable to AECOM.

Accolades


Engineering News-Record

#1
Design Firm

Water

Transportation

General Building

Environmental
Engineering

Green Design

Mass Transit

Bridges

Remediation

#2

Airports

Education

Green Contractor

Wastewater
Treatment Plants

#3

Program Management

Environmental Firm

Marine and Ports

Water Treatment and
Desalination

Hazardous Waste

Notable Awards

**Fortune's World's
Most Admired
Companies**



Named the #1 most
admired company in
our industry

**Ethisphere World's
Most Ethical
Companies**



Named by Ethisphere as
one of the World's Most
Ethical Companies for
the fifth year in a row and
ninth time overall

**TIME World's Best
Companies**



Named TIME
magazine's 2025
World's Best Companies

**Human Rights
Campaign
Foundation**



Recognized with the
Equality 100 Award by the
Human Rights Campaign
Foundation's Corporate
Equality Index

Work Highlights



1.

Vandenberg Space Force Base

We are leading environmental remediation across 60 sites at Vandenberg Space Force Base, supporting the United States Army Corps of Engineers through ecosystem restoration and regulatory compliance.

2.

LA28 Olympic and Paralympic Games

As Official Venue Infrastructure Partner for one of the world's most iconic sporting events, we're providing architecture, engineering, planning, program and construction management to deliver temporary and permanent venue infrastructure for 51 Olympic sports and 23 Paralympic sports with 800+ ticketed events.

3.

Austin Transit Delivery Partner

We are helping to shape Austin's first all-electric rail system, which will expand public transportation for the entire metro area. We are providing end-to-end design, program, and construction management to deliver 15 new stations and miles of pedestrian pathways.

4.

Infinity Two Stellarator Fusion Power Plant

We are conducting preliminary design engineering for Type One Energy's 350MWe Infinity Two stellarator fusion power plant, which is intended to supply the Tennessee Valley Authority with secure, reliable, and clean energy, and advance the implementation of fusion energy sources across the world.

5.



Sawtooth Bridges Replacement Project

We are delivering project management services for the Sawtooth Bridges Replacement Project along Amtrak's Northeast Corridor—advancing critical rail improvements to enhance reliability, increase capacity, and modernize one of the busiest rail corridors in the U.S.

6.



Second Avenue Subway Phase 2 Extension

In New York City, we are leveraging our project management capabilities and unrivaled expertise in our partnership with the Metropolitan Transportation Authority (MTA) to extend the subway line and add new stations, delivering a faster, more connected commute across boroughs.

7.



National Highways SPaTS3 Framework

We are delivering specialist technical and advisory services for National Highways as part of the SPaTS3 framework, supporting the safety, resilience, and enhancement of England's strategic road network.

8.



Southern Renewals

We are providing multidisciplinary design services as an ecosystem delivery partner for VolkerRail on Network Rail's Southern Renewals Enterprise—including topographical surveys track engineering and design, as well as project and engineering management—for railway renewals across England's busiest passenger rail corridors.

9.



SILZ Company Partnership

We have partnered with the Special Integrated Logistics Zones Company to deliver project management consultancy and strategic advisory services, accelerating the Kingdom of Saudi Arabia's emergence as a global integrated logistics leader.

10.



Changi Water Reclamation Plant

We are supporting the expansion of the Changi Water Reclamation Plant, one of the largest used water treatment facilities in the world, by delivering the preliminary design solutions and supervising construction.

11.



Sam Po Shue Wetland Conservation Park

We are conducting the investigation study for Hong Kong's first Wetland Conservation Park—providing preliminary design and engineering services to develop this 348-hectare park under the Northern Metropolis strategy.

12.



Northern Metropolis Highway

We have been engaged in a joint venture to deliver an array of technical services for the Northern Metropolis Highway, a pivotal project to enhance east—west connectivity in Hong Kong and boost economic growth in the region.

13.



Sydney Water Design Development Partner

We were selected as a Design Development Partner for Sydney Water's decade-long capital investment program aimed at supporting Sydney's rapid growth by renewing aging infrastructure. AECOM will deliver engineering design services across a range of critical water projects to help ensure a sustainable and reliable water future for Greater Sydney.

14.



Brisbane 2032

AECOM has been selected by the Games Independent Infrastructure and Coordination Authority (GIICA) as the official Delivery Partner for the Brisbane 2032 Olympic and Paralympic Games, delivering critical infrastructure and venue projects that will define the Games and create lasting benefits for Queensland communities.

Think and Act Globally Strategy

We are at our best when we think and act globally. Grounded in four core pillars, our strategy continues to deliver meaningful results and consistent performance, growth, and impact. By advancing our teams' technical and career development, accelerating innovation through AI and technology capabilities, deepening the trust and value of our client relationships, and delivering sustainable legacies, we are building on proven momentum and positioning AECOM to lead the industry into the future.

Central Parking
Boston 90 93
Williams Tunnel
Mass Pike
CLEARANCE 13'-9"
Boston 1A TO 93
Sumner Tunnel
NORTH
Revere 1A
Gen. Aviation
Economy
Fuel/ Food
Hotels
Rental Cars

1

Investing in Our People



We're building the best place to grow a career in our industry by investing in a welcoming workplace, leadership culture, and future-ready skills that enable our teams to solve complex client challenges.

2

Transforming How We Work



We're leading the future of delivery by combining AI-enabled capabilities, world-class technical expertise, and innovative ways of working to deliver faster outcomes, greater precision, and increased certainty for our clients.

3

Extending Client Relationships



We are winning what matters by prioritizing our most impactful client relationships, bringing a holistic, partnership-led approach to the industry's most complex projects and programs while expanding our role from execution to trusted advisor.

4

Delivering Sustainable Legacies



We create lasting value by advancing sustainable, resilient outcomes for clients, strengthening communities, and building shared opportunity for our people and the places we serve.



Investing in Our People

We continue to attract and retain the best talent in our industry with a strong employee value proposition that goes beyond the basics—offering meaningful learning, development, and career opportunities. By tapping into our global network, we're connecting employees with mentorship and training programs that build lasting skills and set them up for long-term success, while elevating the innovative solutions we provide to clients.

Making AECOM the Best Workplace in the Industry

AECOM is home to 51,000 of the industry's leading technical and business professionals, and we are invested in helping each employee reach their full potential. Our people are helping to solve the world's most complex challenges, driving innovation to deliver hallmark projects around the globe via a commitment to technical excellence and quality.

We have continued to build on the resources that help our employees bring their best to work. These investments took shape through a variety of platforms, such as through initiatives to strengthen our workplace culture and professional development programs that help new and experienced professionals alike expand their technical expertise.

We're committed to being the best place to work in our industry—fostering respect, community, and collaboration so our people can build a rewarding career with us, drive better outcomes for our clients, and fulfill our purpose of delivering a better world.

A record

78%

of employees recommend AECOM as a great place to work in our most recent employee pulse survey, compared to 55% in industry benchmarks.

Enhancing Wellbeing

A key investment in our people is our comprehensive benefits plan, designed to meet individual needs and empower everyone to feel their best—at work and beyond. In fiscal 2025, we refreshed our global benefits strategy to better reflect our holistic commitment to wellbeing at work and in life, supporting our employees' physical, financial, emotional, and career wellbeing.

We provide health coverage, preventative care, and fitness resources that support physical wellbeing, complemented by our Culture of Caring where safe work environments and practices are the norm. We offer tools and guidance to make financial planning more meaningful and manageable, helping our employees feel confident about their future outside of work. Mental and emotional health defines how people show up in every part of their lives, and through our GuidanceResources® Employee Assistance Program (EAP), we make stress management more accessible for everyone. Finally, our learning opportunities and professional development programs support the career wellbeing of all our people, from those just beginning their careers to experienced professionals.

Welcoming Workplace

Our commitment evolved in 2025 with the launch of our Welcoming Workplace philosophy. It's our promise to create a culture where people feel heard, supported, and inspired to do their best work—every day, in every role.

A welcoming workplace is one where collaboration comes naturally, contributions are recognized, and growth is encouraged at every level. Our philosophy is broken into four guiding principles: building top talent, expanding understanding, improving social outcomes, and enriching communities.

When people feel included and valued, they bring their best ideas and deliver stronger results. That's why we are focused on creating a workplace that truly works for people—so together,

we can make a lasting impact for our clients and communities. Our investments in professional development, expanding mentorship, and strengthening the resources that help our people succeed are helping further

that vision. Supporting this is our Freedom to Grow philosophy—encouraging flexible, hybrid work options that enable our people to find balance and do their best.





Building Top Talent

We recruit and develop the best professionals in our industry, empowering them to deliver excellence for the clients and communities we serve. We partner with nonprofit organizations and universities to build a robust talent pipeline that is strengthening our teams today and shaping the future of our business.



Improving Social Outcomes

Through our *Sustainable Legacies* strategy, we are prioritizing social value in the solutions we deliver. This effort is maximizing our impact across our work with clients, partners, and suppliers.



Expanding Understanding

We encourage respect, fairness, and continuous learning, fostering development through our employee programs and family-benefit policies. Our Employee Resource Groups build community and enable our people to engage more deeply with one another.



Enriching Communities

We support communities through pro bono work, volunteerism, philanthropy, and strategic partnerships. We help those in need through our local aid and relief activities, furthered by our global employee giving and match campaigns.

TechEx Factor



Elevating the Industry through TechEx

Technical Excellence, or TechEx, is the foundation of our business, and it's why our clients consistently trust us to meet their ambitious objectives. Through investments in developing the best and brightest professionals in our industry, we are committed to ensuring quality, developing innovative solutions that shape the future of infrastructure, and raising the bar for technical excellence around the world. We've developed programs across all levels and facets of our business to help our people be at their best.



We're proud to recognize our AECOM Fellows—an elite group of our most accomplished technical leaders whose expertise, innovation, and mentorship have helped shape the future of our industry. These individuals have played a critical role in delivering some of the world's most iconic infrastructure projects, while pushing the boundaries of what's possible through technical excellence and thought leadership. This year, we welcomed two new Fellows into the program, building on a legacy of elevating standards across the profession and inspiring the next generation of experts. Their contributions extend far beyond our organization—influencing how our industry solves complex challenges and inspiring the next generation of leaders.

Each of our Fellows has gone above and beyond throughout their career and reflect our commitment to technical excellence.

Our two newest Fellows, John Bleiler and Steve Woodrow, bring new ideas and expertise to the Fellows program, with lifetimes dedicated to the environment and tunneling, respectively. Over the next year, our Fellows will engage in new initiatives within and beyond AECOM, such as in panel discussions with industry leaders, summits, employee engagement opportunities, and more—all with the intent of sharing industry-leading knowledge and experience across our employee network.



From left to right: Marc Colella, Dr. Rosa E. Gwinn, Ken Butler, P.E., Steve Woodrow, John Bleiler, Bill Hanway

AECOM University



Our approach to development is built on a culture of continuous learning, innovation, and bold ambition. We believe learning is one of the most powerful investments we can make to strengthen the teams and communities of the future, and sharing knowledge is a critical part of helping preserve the technical and leadership excellence that defines our legacy.

Guided by that vision, we refreshed our internal development offerings this year, centralizing our learning programs and structuring our resources with the flexibility to meet our people's various schedules, learning styles and goals. AECOM University consists of three tracks of programming to strengthen critical skills in our industry: technical excellence (TechEx Learning), client service (Delivery & Client Excellence), and professional acumen (Leadership at all Levels).

TechEx Learning
Advancing Technical Excellence and Community

TechEx Learning is our platform focused on providing our people with the technical skills they need to grow their career and deliver superior project outcomes. This past fiscal year, we expanded the program to offer more resources while streamlining the experience for our employees, making it easier to access our high-quality, structured training programs through a single portal. This portal, known as TechEx Connect, brings together our technical professionals, tools, resources, and technical standards into one central location, allowing our people to quickly access premium subscription content alongside our AECOM-developed programs. Our TechEx Academies provide expert-led and on-demand training to help employees stay current with industry innovations, solve complex challenges, and grow within a supportive technical community.

Delivery & Client Excellence
Elevating Outcomes and Client Service

The Delivery & Client Experience track empowers our teams to think and act globally and look beyond surface-level solutions for our clients. These resources are designed to equip individuals with the skills and mindset to implement our values into their daily work, drive efficiency, and deliver exceptional client experiences while upholding the highest standard of quality.

The Client Relationship Academy provides training on AECOM's globally consistent approach to client relationships, helping each employee drive growth in repeat business and improve project delivery outcomes. Adjacent to this is our Quality Academy, focused on helping our people find the best workflows to ensure their work meets the quality standards our clients have come to expect of AECOM. Likewise, the Quality Academy shares resources on the implementation of quality and risk requirements through the proposal, planning, execution, and closure phases of a project.

Leadership at all Levels

Strengthening Professional Skills to Lead with Confidence

Leadership at all Levels helps build accountability and influence through professional development programs, coaching and mentorships, and more. Our programs are tailored to each job level so everyone can develop key stills at every stage of their career.

We have a variety of programs that help new professionals establish core foundations of knowledge and key business learnings. Participants are provided with resources and opportunities to engage with seasoned and peer employees, with

unique programs offered by career stage. Together, these programs support our professionals in reaching their full potential every step of the way.

Learning isn't one-size-fits-all. That's why each development track consists of a range of learning opportunities to meet our people where they are. From quick, on-the-job resources, to in-depth courses that build expertise, AECOM University is available around the clock, providing skill-building offerings through different platforms:

Early Career Programs

Participants establish core foundations of knowledge, key business learnings, and are provided resources and opportunities to engage with seasoned and peer employees. Programs are offered by region.



Accelerate
Grow Confidence

A program to accelerate career progression, develop an enterprise mindset, build personal brand, and grow trusted client relationships. Elective for job levels 10-11.



Manager Mindset
Lead People

A suite of courses focused on skills to become a better manager and inspire others. Includes: Effective Manager, Leader as Coach, and Manager Mondays. Job level requirements vary.



Elevate
Expand Influence

A structured, leader- and expert-led program for exceptional performers, focused on implementing visionary leadership, building business aptitude, and positioning our organization for growth. Elective for job levels 8-9.



Business Builders Circle

A premier development experience featuring Center for Creative Leadership as a learning partner. Participants plan for their future as business leaders by advancing leadership capabilities and building a global mindset. Selection to participate in this program is by nomination only.



CEO Circle

An award-winning, year-long executive leadership development program featuring Wharton Executive Education as a learning partner. This program develops our best strategic, operational and technical minds, preparing them to lead growth and transformation throughout the business. Selection to participate in this program is by nomination only.

Transforming How We Work



Our key competitive advantages position us to continue leading our industry. As technologies like AI accelerate, our scale, domain expertise, and data—backed by our ability to invest and deploy at scale—further extend our market advantage.

Artificial Intelligence
The new era of infrastructure delivery

The demands of our industry have fundamentally changed. Those who deliver earlier and unlock investment sooner can deepen their impact and strengthen their competitive advantage.

Traditional delivery approaches weren't built for this moment, so we developed a new one. Over the past several years, we have invested to revolutionize client delivery, building a highly repeatable approach to developing and deploying AI at scale.

We have built a team of more than 200 professionals with PhDs and advanced degrees in AI, machine learning, mathematics, physics, data sciences, and computer sciences, complemented by the acquisition of specialized AI capabilities. Working with our technical experts across the business, our teams have deployed advanced AI solutions on projects across our seven regions.

AECOM teams now combine our world-class professionals with the AI for Engineering platform, embedding AI directly into the project and program lifecycle.

From proposal drafting and project bidding to program management, our AI for Engineering platform is redefining what's possible by expediting work at every phase of delivery, while keeping quality at the center. Driven by our people, these solutions reduce rework, streamline approvals, and accelerate delivery. Our strong governance framework ensures that our AI capabilities are deployed securely and effectively across the business. We adopted an AI governance policy in 2025 that defines a taxonomy of permissible, high-risk, and prohibited uses of AI, with a tailored review process for each tier. We also amended existing risk review policies to ensure AI issues and terms are escalated for approval appropriately.

We are poised to lead our industry's AI transformation, driven by our unrivaled scale and technical capabilities, deep domain expertise, trusted client relationships, and substantial capacity to invest—creating a unique value proposition and an enduring competitive advantage.

20%

We have an opportunity to reduce up to 20% of project materials and deliver up to 6 times more efficiently.

Our people define the strategy and the solution.

Our AI for Engineering agents accelerate the work.



Our AI for Engineering Platform

Our people define the strategy and the solution. Our AI for Engineering platform accelerates the work, performing high-value engineering tasks with speed, accuracy, and consistency.

What it is

Trained AI systems with both broad and targeted use potential, that independently perform specific, technical engineering tasks with speed, precision, and consistency, supporting our clients throughout each phase of delivery.

How it works

Our AI for Engineering platform is designed by engineers, for engineers. Our experts define the right solution for our clients; application of specialized AI skills then accelerates the work, leveraging our deep global technical and domain expertise and ensuring technical rigor that applies the standards, codes, and discipline that complex delivery demands.

What it delivers

 *Higher quality and greater certainty by improving accuracy and consistency, while reducing rework and material waste.*

 *Faster progress and more capacity by accelerating workflows and reducing bottlenecks.*

 *Sharper decisions earlier in the design process by surfacing risks sooner and enhancing insight to support strong investment and delivery decisions.*

All the Ways We Are Using AI Today

1.



AI Assistants

Large language models for creative and cognitive augmentation

Accelerates open-ended tasks like content creation, strategic planning and language translation

2.



Operational AI

Automation and process optimization

Streamlines workflows, reduces errors and accelerates task completion across business functions

3.



Domain-specific AI

Custom and proprietary models, including AI for Engineering

Addresses complex engineering challenges, like optimizing designs of Mechanical, Electrical and Plumbing (MEP) systems

4.



Agentic AI

Autonomous, orchestrated intelligence

Already deployed on hundreds of projects, including across our Environment business line where it is transforming the groundwater monitoring report creation process through enhanced collaboration, precision and speed.

Case Study



Oscar: AECOM's Proprietary Large Language Model

Oscar—AECOM's powerful in-house AI assistant —officially launched enterprise-wide in fiscal year 2025. Combining the power of multiple models with AECOM's own data, Oscar helps our teams access and analyze AECOM, client and publicly available information, streamline processes, and realize efficiencies in their day-to-day work—all in a secure AECOM environment.

One of Oscar's clearest value propositions is its ability to accelerate the development of bid responses and proposals. With the potential to automate up to 80% of our bid and procurement processes in the future, Oscar stands to further enhance the productivity and capacity of our teams, while delivering additional value to our clients.

Extending Client Relationships

We are winning the biggest and most important projects in our industry, driven by our emphasis on long-term partnerships with our most important clients. Through investments in our Program Management and Advisory capabilities, we are further expanding our addressable markets by creating an unmatched value proposition, positioning ourselves as the most qualified strategic partner on the most complex challenges in infrastructure.



Our client relationship strategy

Our competitive advantage is derived from our ability to build lasting, solution-oriented relationships with our clients that open doors for us to grow our partnerships and win the largest and most complex projects in infrastructure.

As a result, our approach to client relationships is grounded in the intention of building deep, long-lasting relationships with our most important clients in our fastest-growing markets. This approach has driven our greater-than-80% win rate on our largest pursuits over the past year and a continued all-time high win rate across the enterprise.

What makes us uniquely positioned to support our clients is the combined expertise we have across our business lines and regions. Our global network and enterprise capability centers allow us to address each unique challenge our clients have with comprehensive, industry-leading solutions.

As we look ahead, client demand for our services across our markets has never been greater. We maintain a record pipeline of opportunities and have been investing a record amount into business development in 2025 to further strengthen our relationships and capitalize on the opportunities ahead.

100%
recompete win rate on master service agreements

80%
win rate on our largest pursuits in FY'25

20
consecutive quarters with a book-to-burn ratio in excess of 1.0x

Shaping the future with AECOM Advisory and Program Management

Our clients' projects have never been larger and more complex to deliver, and as a result, the need for a strategic partner that can navigate these challenges is greater than ever. Our strategic Advisory and Program Management platforms fill that need by offering end-to-end strategic solutions that help clients deliver on their biggest and most challenging projects more effectively. Our approach seeks to align objectives with actionable roadmaps, integrate industry insights, and improve operational efficiency, combining strategic planning with practical execution.

Our Advisory business takes an expertise-driven approach to management consulting, leveraging our multi-decade relationships to support our clients' biggest projects. We understand our clients at every level of their organization, enabling us to provide comprehensive solutions that go beyond the traditional technical solutions of our peers. Advisory and Program Management are competitively differentiated from traditional advisory and consulting firms, as we have a deep knowledge of what it takes to deliver infrastructure. This unmatched service offering extends our value proposition, strengthening our relationships and enhancing our opportunities to play a more valuable role throughout the entire lifecycle of their investments.

Over the past year, we formally launched our Advisory organic growth platform, our first step towards our long-term goal of making Advisory our next $1 billion business. Our ambition remains to deliver at least 50% of our net service revenue through Advisory and Program Management, becoming a higher-value strategic partner for our clients.

Advisory

What:
Strategic consulting services that build on our technical expertise and market credibility backed by our #1 ENR rankings

Why:
Bridges the white space between traditional engineering firms and traditional consulting firms, providing a higher-value offering informed by our industry-leading technical expertise

Impact:
We engage earlier and deeper with our clients, building stronger relationships and solving their biggest challenges across the entire life cycle of their investments

Program Management

What:
We programmatically advise on and manage our clients' largest and most complex investment opportunities

Why:
Program Management is competitively differentiated by our deep understanding of infrastructure, helping us play a more valuable strategic role on our clients' investments

Impact:
We create a captive demand model for our engineering expertise, while expanding our relationships with top clients and our roles on their toughest challenges

Case Study

Austin Transit Delivery Partner

We are providing Program Management services in support of Austin's first light rail system, a transformative investment in the city's future mobility network. Partnering with Austin Transit Partnership, our team is coordinating all aspects of program delivery — from planning and environmental review to design integration and construction readiness — to create a safe, reliable, and sustainable transportation system that will connect communities and strengthen the region's economy.

Our Program Management leadership builds on AECOM's deep experience delivering complex transit programs around the



world, bringing structure, accountability, and collaboration to every stage of implementation. This integrated approach positions us as a trusted partner to help realize Austin's vision for a modern, connected, and inclusive transit future.

Client Account Management (CAM) Listening Program

We focus on solving the most complex challenges in infrastructure for our most important clients through our Client Account Management (CAM) program. Through this program, our dedicated account managers focus on building lasting, solution-oriented relationships with clients that contribute to nearly 70% of our net service revenue today.

By dedicating specific technical experts and resources to these clients over a long-term period, we develop a deeper understanding of their challenges, which enhances our opportunities to provide multiple, complementary services to these clients over time – including our strategic Advisory and Program Management services. In fact, we perform an average of two and a half more service types for CAM clients than non-CAM clients, helping us make a greater impact on a larger number of complex projects.

In fiscal 2025, we introduced the CAM Listening Program to strengthen these relationships, gain important feedback and explore ways AECOM can create more value for them over time. The feedback gleaned from these sessions overwhelmingly reaffirmed that clients appreciate our CAM program and value our industry-leading technical expertise.



70%

Through our CAM program, our dedicated account managers focus on building lasting, solution-oriented relationships with clients that contribute to nearly 70% of our net service revenue today.

Partnerships in Action

Our approach to extending client relationships enables AECOM to support cities and regions holistically, delivering an unprecedented scope of integrated services across multiple priorities within a single metropolitan area.

Case Study

Los Angeles 2028 Olympic and Paralympic Games

As the Official Venue Infrastructure Partner for the LA 2028 Olympic and Paralympic Games, our teams play a critical role in delivering one of the world's largest sporting events while building on long-standing relationships in both the Los Angeles region and the Olympic and Paralympic movement.

Supporting the infrastructure for 51 Olympic sports and 23 Paralympic sports with 800+ ticketed events, our scope of services involves program management, design oversight, engineering, construction oversight, and delivery support across all venues. By combining our experience on previous Games in London, Rio, and Tokyo with deep local insight, we are uniquely positioned to deliver an event that is efficient, accessible, sustainable, and reflective of Los Angeles' character.

This array of work supports an ambitious objective: to deliver a positive, lasting legacy for the world. By maximizing existing venues, incorporating flexible and sustainable design, and prioritizing community benefit, the program will strengthen regional infrastructure, support economic growth, and advance the Olympic and Paralympic movement.

Case Study

Los Angeles Wildfire Recovery

We are advising the city of Los Angeles through a comprehensive recovery process following the widespread wildfires in early 2025. Our teams are advising on a complete rebuilding master plan, as well as supporting the reconstruction of the Palisades' infrastructure. Part of our engagement includes advising on broader public engagement and community relations to ensure our solutions adequately reflect the needs of the Los Angeles community.

Our teams are leveraging our full technical capabilities and extensive knowledge of the Los Angeles area to connect with local builders and suppliers, creating an effective logistics plan for materials management focused on the surrounding area. As a leader in resilience and disaster recovery, we are uniquely positioned to assist the city in this role, and our advisory and program management capabilities bring unique and important services to guide the entire rebuilding effort towards the best possible outcome.



Delivering Sustainable Legacies



Our Sustainable Legacies strategy is guiding us across our work to deliver a positive, lasting impact on our clients, communities, and planet. This year, we've helped solve some of the greatest challenges in our industry, with successful initiatives focused on efforts such as climate resilience, carbon reduction, and disaster recovery.

Our Sustainable Legacies Strategy

Sustainable Legacies is our strategy for reaching our ambitious objective of leaving a positive, lasting impact for communities and our planet.

We continued to make meaningful progress against each of the pillars of our Sustainable Legacies strategy in fiscal 2025, driven by the enthusiasm of our industry-leading talent. We continued to partner with our suppliers to achieve their sustainability goals, enhanced our governance, made meaningful impacts on our communities, and worked with clients to reduce thousands of tons of carbon in their projects. Our strategy was an important part of our success in 2025, and it will remain a critical part of how we operate long into the future.

Progress against our strategy

1.

Embedding sustainable development and resilience across our work

- Implemented an industry-leading workflow to identify and reduce waste on our most carbon intensive construction projects.

2.

Improving social outcomes

- Secured record levels of employee engagement as demonstrated on latest company-wide survey.
- Partnered with the American Red Cross to raise more than $300,000 in critical relief for those impacted by the Los Angeles wildfires.

3.

Enhancing governance

- Achieved an industry-leading A- score from CDP, one of the most comprehensive sustainability ratings agencies in the world.
- Reported for the first time on our nature and biodiversity risk and opportunity in line with the Taskforce on Nature-related Financial Disclosures (TNFD).

4.

Achieving net zero carbon emissions

- Drove emissions reductions across the business, having reduced total emissions by 29% since our 2018 baseline year.
- Supported our top 50% carbon-emitting suppliers to reduce their emissions through our Supplier Engagement Program.

Impact in Action: Going Above and Beyond

Deepening our care for nature and biodiversity

At AECOM, we recognize that nature underpins the resilience of societies, economies, and the built environment. As a global infrastructure and environmental services provider, we are committed to supporting the shift toward nature-positive development. In line with this commitment, we are proud to be an early adopter of the Taskforce on Nature-related Financial Disclosures (TNFD). This year, we have undergone the first formalized assessment of our nature-related risks and opportunities, starting with an internal workshop with sustainability leaders across AECOM. This work is the foundation of our inaugural TNFD-aligned disclosure in our 2025 Sustainability Report.



Enabling sustainable and successful project delivery through ScopeX™

ScopeX™ is AECOM's integrated approach to decarbonizing the built environment, focused on reducing embodied and operational carbon by at least 50% compared to industry norms on major projects. Guided by our ScopeX™ Decarbonization Policy, it brings whole-life carbon management into every stage of delivery— shaping decisions on materials, site selection, logistics, and construction methods to minimize environmental impact and advance our clients' net-zero goals. Through early collaboration, data-driven tools, and transparent progress tracking, we're making measurable strides in reducing carbon and driving circularity. Certified to the global PAS 2080 standard,

ScopeX™ reaffirms our ambition to scale measurable decarbonization and help build a more resilient world.

This approach has enabled successful and sustainable project delivery across geographies and sectors, demonstrating its impact and versatility in shaping a better built environment. In the United Kingdom, the Transpennine Route Upgrade integrates ScopeX™ principles to embed sustainability throughout the Leeds–York section of the railway, establishing carbon baselines, implementing targeted interventions, and achieving meaningful reductions in whole-life emissions. In the United States, the CT*rides* program demonstrates how we leverage ScopeX™ to

create large-scale behavioral and operational change—partnering with the Connecticut Department of Transportation to deliver low-carbon, multimodal transportation solutions that reduce fuel use, cut emissions, and enhance workforce mobility. Extending these principles to the built environment, our work on the BBC Workplace Building Portfolio applies digital energy modeling and advanced building systems to lower carbon reliance across major UK facilities, resulting in significant annual reductions and long-term operational savings.

Making Progress Against Our Net Zero Ambition

38%

Reduction in Scope 1 and 2 emissions (FY'25 vs. baseline), including a reduction in emissions intensity on an NSR basis in both Scope 1 and 2 emissions, meaning we are on track with required reductions for our Science-Based Target

29%

Reduction in Scope 3 emissions (FY'25 vs. base year), meaning we are on track with required reductions for our Science-Based Target

29%

Reduction in total emissions (FY'25 vs. base year), meaning we are on track with required reductions for our Science-Based Target

Category	FY18 Baseline Emissions (tCO$_2$e)	FY24 Emissions (tCO$_2$e)	FY25 Emissions (tCO$_2$e)
SCOPE 1			
Fleet Vehicles (Mobile Combustion)	25,010	28,996	26,247
Refrigeration (Fugitive Emissions)	0	76	89
Scope 1 Total	**25,010**	**29,072**	**26,336**
SCOPE 2			
Office Energy (Purchased Electricity) (Location-Based)	37,176	17,211	14,510
Office Energy (Purchased Heat)	10,128	5,704	4,100
Scope 2 Total (Location-Based)	**47,304**	**22,926**	**18,610**
SCOPE 3			
Purchased Goods & Services	2,058,962	1,655,081	1,479,003
Capital Goods	41,186	36,671	29,711
Business Travel	85,131	51,466	43,380
Scope 3 Total	**2,185,279**	**1,743,218**	**1,552,095**
Total (Scopes 1, 2, & 3)	**2,257,593**	**1,795,216**	**1,597,041**
PROGRESS AGAINST SCIENCE-BASED TARGETS			
Scopes 1 and 2	72,314	51,998	44,946
Scope 3	2,185,279	1,743,218	1,552,095
Scopes 1, 2, & 3	**2,257,593**	**1,795,216**	**1,597,041**

Leading by Doing: Delivering Sustainable Legacies for Our Clients

Case Study

North London Water Authority

AECOM has partnered with the North London Water Authority (NLWA) to develop and implement a social value program as part of the £1.5 billion North London Heat and Power Project (NLHPP). The project is creating a sustainable waste hub and flagship recycling facilities across seven North London boroughs while ensuring local communities share in the social and economic benefits throughout its design, delivery, and operation. Our approach centers on key priorities such as apprenticeships, local business engagement, school outreach, and fair employment practices, helping embed social value across all stages of the project. To date, this work has delivered £67.8 million in social value, with more progress ahead.

Through this effort, NLHPP has supported 47 apprenticeships and provided 237 training placements for unemployed residents, with 19% of the workforce recruited from local boroughs—demonstrating a strong commitment to local opportunity and investment. We also advised the principal contractor in directing more than £100,000 in grant funding to local causes, contributing to nearly £160,000 in total community benefit funding and more than 2,100 hours of volunteering. In 2024, NLWA and the lead contractor launched the Connect & Grow Community Workshops to help volunteer, charity, and social enterprise (VCSE) groups build capacity, collaborate, and grow across North London.

We've also supported the expansion of a STEM-focused school engagement program through this project, now reaching more than 2,700 students across 74 North London schools. By integrating social value delivery into every part of the NLHPP, we are helping ensure the project leaves a lasting positive legacy—empowering residents, supporting education, and strengthening local economies for years to come.



Case Study

Program Management Expertise Lifts Communities Impacted by Natural Disasters

The increasing frequency and growing impacts of natural disasters around the world were apparent this past year. As a leader in resilience and disaster recovery, one way we create social value is by investing in our communities affected by such devastating events. To be a more comprehensive partner and expand our operational readiness in the wake of disasters, we developed the Response Program Management Office (PMO) concept. Devised from the thinking of regional and business line leaders across AECOM, the Response PMO concept combines best practices in emergency management organization with our program management capabilities, building focused, experienced teams that can bring together key strategic partners, coordinate core response activities and resources, and identify faster remediation solutions following natural disasters.

We established and led three PMOs this past year in response to several disasters that impacted thousands of people, including our own clients and employees: one in Los Angeles, California in the immediate aftermath of the 2025 LA Wildfires, one in Central Texas in response to widespread flooding, and one in Louisville, Kentucky to support recovery efforts following three Kentucky statewide weather events. This innovative approach to disaster recovery helped deliver critical resources and expertise efficiently and comprehensively to communities in need, and it was our program excellence that helped lead to new engagements for future recovery planning and resilience in these areas.



Corporate Governance

Safety

Core to our corporate values is safeguarding our people. A safe and healthy environment for every employee is non-negotiable, and we strive to prevent all employee injuries and illnesses, while operating and delivering our work responsibly and sustainably.

Our comprehensive global SH&E program, Safety for Life, provides policies, procedures, and processes to manage risk while creating a Culture of Caring that supports participation in the necessary safety activities on and off the job. Incident prevention processes enable us to identify and manage hazards, and ultimately eliminate and reduce harm in our workplaces proactively and aggressively. We apply the U.S. Occupational Safety and Health Administration (OSHA) recordable injury and illness definition to our global operations, allowing for a standard recordkeeping approach across all regions. Our metrics include injury and illness incidents associated with our employees and do not include contractor data.

Through our efforts, we have successfully met our annually established total leading and lagging key indicator targets, also known as our Core Value Metrics, for both the AECOM Enterprise and all associated business groups. Our incident rates continue to be superior to the industry average. Within fiscal 2025, our Total Recordable Incident Rate (TRIR) in our Professional Services businesses reflected an improvement of 27% since our baseline year of fiscal 2020, while our Lost Workday Case Rate (LWCR) improved by 33% over the same period. Both of these metrics reflect a world-class level of safety performance and the commitment, participation, and accountability of our people throughout the year.

Our industry-leading Safety for Life program continues to be formally recognized across our global operations. Of particular note, AECOM was awarded the Royal Society for the Prevention of Accidents (RoSPA) Order of Distinction for having achieved 16 consecutive annual Gold Awards. The RoSPA Health and Safety Awards is the largest occupational health and safety awards program in the UK.



$$LWCR = \frac{\text{total number of lost time incidents x 200,000 hours}}{\text{Total hours worked}}$$

$$TRIR = \frac{\text{total number of recordable incidents x 200,000 hours}}{\text{Total hours worked}}$$

Multiyear TRIR Trend



Compared to BLS U.S. equivalent industry benchmark (2023) of 0.6

Multiyear LWCR Trend



Compared to BLS U.S. equivalent industry benchmark (2023) of 0.2

27%
reduction in Total Recordable Incident Rate (TRIR) since FY'20

33%
reduction in Lost Workday Case Rate (LWCR) since FY'20

Ethics and Compliance

We believe good ethics is good business. We are committed to always prioritizing ethics and integrity, not simply because it's the right thing to do, but also because it helps safeguard our people and our company from potential wrongdoing while strengthening our brand and reputation around the world.

Our Code of Conduct outlines the legal guidelines we must follow and general ethical principles to help each of us make the right decisions when conducting business worldwide. Leaders at the company promote ethical behavior through a global ethics committee as well as through regional ethics committees.

Our employees take part in the annual Code of Conduct training, which received 100% completion in fiscal 2025. We also provide supplemental training on ethics and compliance issues throughout the year and incorporate ethics and compliance principles in our training for new employees and new managers.

Furthermore, we have a comprehensive cross-functional ethics and compliance program focused on preventing issues from occurring, detecting them if they happen, effectively and expediently resolving issues, and capturing and communicating lessons learned to prevent them from repeating. As a result, we have been recognized nine times by Ethisphere as one of the World's Most Ethical Companies.



9x

AECOM has been recognized 9 times by Ethisphere as one of the World's Most Ethical Companies.

Human Rights Commitment

AECOM is a signatory to the U.N. Global Compact and adheres to the International Bill of Rights and International Labor Organization's Declaration of Fundamental Principles and Rights at Work, which underscore our commitment to abiding by and promoting international human rights. AECOM's Human Rights Statement and Modern Slavery Act Statement provide more detail on our policies and commitments related to ensuring fundamental rights at work, such as reasonable working conditions and wages, the right to collective bargaining, and combating human rights abuses, such as modern slavery and child labor.

Risk Management & Global Security

AECOM recognizes that effectively managing enterprise risks is critically important to the long-term success of our business, and as a result, our company relies on a comprehensive risk management framework to monitor and manage risks.

AECOM's Global Security and Resilience (GSR) team collaborates with projects and offices to foster sustainable business growth by safeguarding people and assets, facilitating global operations, and preparing the business to recover from disruptive events. The GSR team also oversees the organizational resilience process, preparing for and managing disruptive events such as wildfires, hurricanes, and civil disturbances, and fostering a culture of security and resilience across the company by encouraging situational awareness among employees.

We also recognize the rapidly evolving landscape of cybersecurity threats and consistently invest in measures to protect data from unauthorized access, cyberattacks, phishing, and other malicious activities. Our dedication to data security is embodied in our comprehensive Information Security Program, which adheres to industry standards such as ISO 27001, NIST CSF, and NIST 800-53.

AECOM Leadership



Troy Rudd

Chairman & Chief
Executive Officer



Lara Poloni

President



Gaurav Kapoor

Chief Financial &
Operations Officer



David Gan

Chief Legal
Officer



Emily Gepner

Chief Human
Resources Officer

Board of Directors



Bradley W. Buss

Director

Retired Chief Financial
Officer, SolarCity
Corporation



Derek J. Kerr

Director

Retired Chief Financial
Officer & Vice Chair,
American Airlines



Kristy Pipes

Director

Retired Chief
Financial Officer,
Deloitte Consulting



Troy Rudd

Chairman & Chief
Executive Officer



**Douglas
W. Stotlar**

Lead Independent
Director

Retired President,
Chief Executive
Officer & Director,
Con-way Inc.



**Daniel R.
Tishman**

Director

Chairman and
Executive Vice
President, Tishman
Holdings Corporation



**Sander van 't
Noordende**

Director

Chief Executive
Officer, Randstad



**Gen. Janet
C. Wolfenbarger**

Director

Retired Commander,
Air Force
Material Command



AECOM on NYSE

AECOM's common stock trades on the New York Stock Exchange under the symbol ACM.

Investor Materials

AECOM's Investor Relations website contains background on our company and our services, financial information, frequently asked questions and our online annual report, as well as other useful information. For investor information, including additional copies of our Annual Report, Form 10-K, Form 10-Q or other financial literature, please visit our website at Investors.aecom.com.

Copies of AECOM's Form 10-K may be obtained free of charge by contacting William Gabrielski in our Investor Relations department via email at AECOMInvestorRelations@aecom.com or via phone at (212) 973-2982.

Independent registered public accounting firm Ernst & Young LLP, Los Angeles, California, USA.

Transfer Agent

Computershare
P.O. Box 30170
College Junction, TX 77842
(800) 368 5948
www.computershare.com

Disclaimers

Forward-looking information

This report contains forward-looking statements relating to the manner in which we intend to conduct our activities based on our current plans and expectations. These statements are not promises of our future conduct or policy and are subject to a variety of uncertainties and other factors, many of which are beyond our control. Therefore, the actual conduct of our activities, including the development, implementation or continuation of any program, policy or initiative discussed in this report may differ materially in the future. The statements of intention in this report speak only as of the date of this report, and we do not undertake to publicly update any statements in this report. As used in this report, the term "AECOM" and such terms as "the company," "our," "its," "we," and "us" may refer to one or more of AECOM's consolidated subsidiaries or affiliates or to all of them taken as a whole. All these terms are used for convenience only and are not intended as a precise description of any of the separate entities, each of which manages its own affairs.

Regulation G information

Reconciliation of revenue to net service revenue (NSR)
(in millions)

	TWELVE MONTHS ENDED		
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2020
Americas			
Revenue	$12,525.9	$12,485.7	$10,131.5
Less: Pass-through revenue	7,973.7	8,281.1	6,440.6
Net service revenue	$ 4,552.2	$ 4,204.6	$ 3,690.0
International			
Revenue	$ 3,613.2	$ 3,618.4	$ 3,101.7
Less: Pass-through revenue	593.1	659.4	622.5
Net service revenue	$ 3,020.1	$ 2,959.0	$ 2,479.2
Segment Performance (excludes ACAP)			
Revenue	$16,139.1	$16,104.1	$13,233.2
Less: Pass-through revenue	8,566.8	8,940.5	7,063.1
Net service revenue	$ 7,572.3	$ 7,163.6	$ 6,170.1
Consolidated			
Revenue	$16,139.6	$16,105.5	$13,240.0
Less: Pass-through revenue	8,566.8	8,940.5	7,063.1
Net service revenue	$ 7,572.8	$ 7,165.0	$ 6,176.0

Reconciliation of segment income from operations to adjusted segment income from operations
(in millions)

	TWELVE MONTHS ENDED	
	Sep 30, 2025	Sep 30, 2024
Americas Segment:		
Segment income from operations	$ 897.8	$ 774.6
Amortization of intangible assets	2.2	17.3
Adjusted segment income from operations	$ 900.0	$ 791.9
International Segment:		
Segment income from operations	$ 345.9	$ 337.4
Amortization of intangible assets	—	1.4
Adjusted segment income from operations	$ 345.9	$ 338.8
Segment Performance (excludes ACAP and G&A)		
Segment income from operations	$ 1,243.7	$ 1,112.0
Amortization of intangible assets	2.2	18.7
Adjusted segment income from operations	$ 1,245.9	$ 1,130.7

Reconciliation of income from operations to adjusted income from operations to adjusted EBITDA with noncontrolling interests (NCI) to adjusted EBITDA
(in millions)

	TWELVE MONTHS ENDED		
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2020
Income from operations	$1.026.5	$ 827.4	$ 381.5
Noncore AECOM Capital loss (income)	9.0	40.5	(13.0)
Restructuring costs	59.4	99.0	188.3
Amortization of intangible assets	2.2	18.7	24.0
Accelerated depreciation of project management tool	—	—	29.5
Noncore operating losses & transaction related expenses	—	—	5.6
Adjusted income from operations	$1,097.1	$ 985.6	$ 615.9
Other income	10.5	17.6	0.7
Fair value adjustment included in other income	(2.8)	(7.2)	—
Depreciation	166.2	152.5	133.4
Adjusted EBITDA with noncontrolling interests (NCI)	$1,271.0	$1,148.5	$ 750.0
Net income attributable to NCI from continuing operations excluding interest income included in NCI	(68.4)	(53.5)	(16.4)
Amortization of intangible assets included in NCI	—	(0.2)	(0.4)
Adjusted EBITDA	$1,202.6	$1,094.8	$ 733.2

Reconciliation of net income attributable to AECOM from continuing operations per diluted share to adjusted net income attributable to AECOM from continuing operations per diluted share

	TWELVE MONTHS ENDED		
	Sep 30, 2025	Sep 30, 2024	Sep 30, 2020
Net income attributable to AECOM from continuing operations—per diluted share	$ 4.79	$ 3.71	$ 1.06
Per diluted share adjustments:			
Noncore AECOM Capital loss, net of NCI	0.07	0.30	(0.08)
Noncore operating losses & transaction related expenses	—	—	0.03
Acclerated depreciation of project management tool	—	—	0.18
Fair value adjustment included in other income	(0.03)	(0.06)	—
Restructuring costs	0.45	0.73	1.17
Amortization of intangible assets	0.02	0.14	0.15
Prepayment premium on debt	—	—	0.10
Financing charges in interest expense	0.13	0.07	0.04
Tax effect of the above adjustments[1]	(0.17)	(0.28)	(0.41)
Valuation allowances and other tax only items	—	(0.09)	(0.15)
Adjusted net income attributable to AECOM from continuing operations per diluted share	$ 5.26	$ 4.52	$ 2.09

Reconciliation of net cash provided by operating activities to free cash flow
(in millions)

	Twelve Months Ended	
	Sep 30, 2025	Sep 30, 2024
Net cash provided by operating activities	$ 821.6	$ 827.5
Capital expenditures, net	(136.4)	(119.1)
Free cash flow	$ 685.2	$ 708.4

[1] Adjusts the income taxes during the period to exclude the impact on our effective tax rate of the pre-tax adjustments shown above.

About AECOM

AECOM (NYSE: ACM) is the global infrastructure leader, committed to delivering a better world. As a trusted professional services firm powered by deep technical abilities, we solve our clients' complex challenges in water, environment, energy, transportation and buildings. Our teams partner with public- and private-sector clients to create innovative, sustainable and resilient solutions throughout the project lifecycle – from advisory, planning, design and engineering to program and construction management. AECOM is a Fortune 500 firm that had revenue of $16.1 billion in fiscal year 2025. Learn more at aecom.com.

AECOM DELIVERING A BETTER WORLD.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-52423

AECOM
(Exact name of Registrant as specified in its charter)

Delaware	**61-1088522**
State or Other Jurisdiction Of Incorporation or Organization	I.R.S. Employer Identification Number
13355 Noel Road	
Dallas, Texas	**75240**
Address of Principal Executive Offices	Zip Code

(972) 788-1000
Registrant's Telephone Number, Including Area Code

_____

Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	ACM	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of registrant's common stock held by non-affiliates on March 28, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of a share of the registrant's common stock on such date as reported on the New York Stock Exchange was approximately $12.2 billion.

Number of shares of the registrant's common stock outstanding as of November 14, 2025: 131,833,332

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference from the registrant's definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of the registrant's fiscal 2025 year-end.

<p align="center">**TABLE OF CONTENTS**</p>

<p align="center">2</p>

PART I

ITEM 1. BUSINESS

In this report, we use the terms "the Company," "we," "us" and "our" to refer to AECOM and its consolidated subsidiaries. Unless otherwise noted, references to years are for fiscal years. Our fiscal year consists of 52 or 53 weeks, ending on the Friday closest to September 30. For clarity of presentation, we present all periods as if the year ended on September 30. We refer to the fiscal year ended September 30, 2024 as "fiscal 2024" and the fiscal year ended September 30, 2025 as "fiscal 2025."

Overview

We are a leading global provider of professional infrastructure consulting and advisory services for governments, businesses and organizations throughout the world. We provide advisory, planning, consulting, architectural and engineering design, construction and program management services, and investment and development services to public and private clients worldwide in major end markets such as transportation, facilities, water, environmental, and energy.

According to Engineering News-Record's (ENR's) 2025 Design Survey, we are the largest general architectural and engineering design firm in the world, ranked by 2024 design revenue, and we are the number one ranked water, transportation design, facilities design, environmental engineering, environmental consulting and environmental science firm in the world. In addition, we are ranked by ENR as the leading firm in a number of design end markets, including several water infrastructure-related markets. We utilize our scale and the technical strength of our workforce to create innovative solutions for our clients. Clients are increasingly seeking our technical expertise to solve the world's most complex and large scale infrastructure related challenges. Aging infrastructure, increasing urbanization, and growing energy demand create growth secular tailwinds for our markets. Our global network of technical experts, combined with our ability to advise, consult, design, and deliver program management services creates a competitive advantage. Our scale also creates the capacity for investment in digital capabilities that further enhance our delivery capabilities and value proposition.


ENR
Engineering News-Record
A leader in helping our clients deliver their most challenging projects
#1
Design Firm
Water
Transportation
General Building
Environmental Engineering
Green Design
Mass Transit
Bridges
Remediation
#2
Airports
Education
Green Contractor
Wastewater Treatment Plants
#3
Environmental Firm
Program Management
Marine and Ports
Waste Treatment and Desalination
Hazardous Waste

Our business focuses primarily on providing fee-based knowledge-based services. We primarily derive income from our ability to generate revenue and collect cash from our clients through the billing of our employees' time spent on client projects and our ability to manage our costs. AECOM Capital primarily derives its income from real estate development sales and management fees.

During the first quarter of fiscal 2020, we reorganized our operating and reporting structure to better align with our ongoing professional services business. This reorganization better reflected our continuing operations after the sale of our Management Services segment, the sale of our self-perform at-risk civil infrastructure and power construction

businesses, and the sale of our oil & gas construction business. Our Management Services and self-perform at-risk construction businesses were part of our former Management Services segment and represented a substantial portion of the revenue of our former Construction Services segment, respectively. These businesses are classified as discontinued operations in all periods presented.

We report our continuing business through three segments, each of which is described in further detail below: Americas, International, and AECOM Capital (ACAP). Such segments are organized by the differing specialized needs of the respective clients and how we manage the business. We have aggregated various operating segments into our reportable segments based on their similar characteristics, including similar long-term financial performance, the nature of services provided, internal processes for delivering those services, and types of customers.

- *Americas*: Planning, advisory, consulting, architectural and engineering design, construction management and program management services to public and private clients in the United States, Canada, and Latin America in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *International*: Planning, advisory, consulting, architectural and engineering design services, site supervision and program management to public and private clients in Europe, the Middle East, India, Africa, and the Asia-Australia-Pacific regions in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *AECOM Capital (ACAP)*: Primarily invests in and develops real estate projects.

Our Americas and International Segments

Our Americas and International segments are comprised of a broad array of services, generally provided on a fee-for-service basis. These services include advisory, planning, consulting, architectural and engineering design, program management and construction management for public and private clients worldwide. For each of these services, our technical expertise includes civil engineering, structural engineering, digital, process engineering, mechanical engineering, geotechnical systems and electrical engineering, architectural, landscape and interior design, urban and regional planning, project economics, cost consulting and environmental, health and safety work.

With our design and technical consulting, advisory and program management expertise, we are able to provide our clients a broad spectrum of services across the life cycle of their assets. For example, within our water service offerings, we provide water, wastewater, water supply and water resource services, which are necessary in response to sustainability and resilience, drought mitigation and other factors as part of major capital/infrastructure projects.

Our services may be sequenced over multiple phases or multiple projects in the form of a program. For example, in the area of program management and construction management services, our work for a client may begin with a small consulting or planning contract, and may later develop into a broader advisory, design or overall management role for the project or a series of projects, which we refer to as a program. Program and construction management contracts may employ small or large project teams and, in many cases, operate with our staff located at the project site.

In addition, our industry is poised to capitalize on the benefits of AI and innovation. We are investing to lead this transformation, which will extend our advantages, improve overall delivery, and create distinct solutions for clients that differentiate us from competitors and enhance our client experience. These investments include capturing the value of our libraries of data to build more efficient design processes, and innovative and more advanced AI solutions for increasingly complex challenges that will accelerate design delivery and reduce the materials and costs required for a project.


End Markets
PROGRAM MANAGEMENT
Megacity Development
Transformational Transportation Infrastructure
Aviation
Environmental Remediation Programs
Energy and Grid Infrastructure
Water Supply Systems
ADVISORY
Digital Water Advisory and Consulting
Emerging Contaminants
Resource Management
Asset Management
Water Supply Optimization
Environmental Consulting
TRANSPORTATION
Transit and Rail
Marine, Ports and Harbors
Highways, Bridges and Tunnels
Aviation
WATER
Water and Wastewater
Water Resources
Drought Response and Mitigation
Hazardous Chemicals
FACILITIES
Green Facilities
Government
Industrial
Urban Master Planning/Design
Commercial and Leisure Facilities
Educational
Health Care
Sports
Construction Management
ENVIRONMENT AND ENERGY
Environmental Management
Remediation
Permitting and Community Engagement
Transmission and Distribution
Alternative/Renewable Energy

We provide the services in these segments both directly and through joint ventures or similar arrangements to the following end markets or business sectors:

Transportation.

- *Transit and Rail.* Light rail, heavy rail (including highspeed, commuter and freight) and multimodal transit projects.
- *Marine, Ports and Harbors.* Wharf facilities and container port facilities for private and public port operators.
- *Highways, Bridges and Tunnels.* Interstate, primary and secondary urban and rural highway systems and bridge projects.
- *Aviation.* Landside terminal and airside facilities, runways, and taxiways.

Facilities.

- *Energy Efficient Facilities.* Designs for new build construction or refurbishment projects, such as office buildings, data centers and other facilities with high energy demands.
- *Government.* Emergency response services for the U.S. Department of Homeland Security, including the Federal Emergency Management Agency and engineering and program management services for agencies of the Department of Defense and Department of Energy.
- *Industrial.* Industrial facilities for a variety of niche end markets such as manufacturing, distribution, aviation, aerospace, communications, media, pharmaceuticals, renewable energy, chemical, and food and beverage facilities.
- *Urban Master Planning/Design.* Strategic planning and master planning services for new cities and major mixed-use developments in locations such as India, China, Southeast Asia, the Middle East, North Africa, the United Kingdom, and the United States.
- *Commercial and Leisure Facilities.* Corporate headquarters, high-rise office towers, historic buildings, hotels, leisure, sports and entertainment facilities, and corporate campuses.

- *Educational.* College and university campuses and other educational facilities.

- *Health Care.* Private and public health facilities.

- *Sports.* Sustainable building design for world-class sports arenas and stadiums.

- *Construction Management.* Program and construction management services for large scale building facility construction projects primarily in the Americas including: sports arenas, modern office and residential towers, hotels, convention centers, performance venues, aviation, and other facilities. As previously announced, the Company has commenced a review of strategic alternatives for this business, which could include a potential sale.

Water.

- *Water and Wastewater.* Treatment facilities as well as supply, distribution and collection systems, stormwater management, desalinization, and other water reuse technologies.

- *Water Resources.* Regional-scale floodplain mapping and analysis for public agencies, along with the analysis and development of protected groundwater resources for companies in the bottled water industry.

- *Drought Response and Mitigation.* Designing water re-use and similar systems to enhance resiliency of water supply.

- *Hazardous Chemicals.* Treating and addressing disposal of hazardous chemicals in water supplies and surrounding environments, such as per- and polyfluoroalkyl substances (PFAS).

Environment and Energy.

- *Environmental Management.* Waste handling, testing and monitoring of environmental conditions, and environmental construction management.

- *Remediation.* Restoring and remediating natural habitats, such as in response to industrial activity related to closed or abandoned mines.

- *Permitting and Community Engagement.* Advancing client projects through permitting processes, including implementation of innovative online engagement platforms, such as PlanEngage™.

- *Demand Side Management.* Public K-12 schools and universities, health care facilities, and courthouses and other public buildings, as well as energy conservation systems for utilities.

- *Transmission and Distribution.* Power stations and electric transmissions and distribution and cogeneration systems.

- *Alternative/Renewable Energy.* Production facilities such as ethanol plants, onshore and offshore wind farms, hydroelectric power, dams, flood control systems and geothermal subsections of regional power grids.

Program Management – We integrate the complexity of large-scale programs and projects through tailored approaches, proven methodologies, and multidisciplinary solutions to deliver transformative outcomes for our clients and the communities they serve, including:

- Megacity development.

- Transformational transportation infrastructure, such as high-speed rail.

- Aviation.

- Environmental remediation programs.

6

- Energy and grid infrastructure.

- Water supply systems.

Advisory – We provide expertise driven advisory services to infrastructure clients through the development of high-value strategies blending strategic direction with real-world expertise and deep collaboration, including:

- Digital Water Advisory and Consulting.

- Emerging Contaminants.

- Resource Management.

- Asset Management.

- Water Supply Optimization.

- Environmental Consulting.

Our AECOM Capital Segment

ACAP typically partners with investors and experienced developers as co-general partners. These partnerships may, but are not required to, enter into contracts with our other AECOM affiliates to provide design, owners engineer, construction management, development and operations and maintenance services for ACAP funded projects. ACAP development activity is conducted through joint ventures or subsidiaries that may be consolidated or unconsolidated for financial reporting purposes depending on the extent and nature of our ownership interest. In addition, in connection with the investment activities of ACAP, AECOM or an affiliate may provide guarantees of certain financial obligations, including guarantees for completion of projects, repayment of debt, environmental indemnity obligations, and other lender required guarantees. ACAP has focused on investing in co-general partner equity opportunities with high quality partners, primarily targeting "build-to-core" investments in the top U.S. markets across all property types.

We completed a transaction that transitioned the AECOM Capital team to a new third-party platform in the third quarter of fiscal 2024. Members of the legacy team continue to support AECOM Capital's investment vehicles pursuant to certain advisory agreements in a manner consistent with their historical responsibilities.

Thinking and Acting Globally

AECOM is at its best when we think and act globally. Our strategy is focused on setting a new standard of excellence in the professional services industry. First, our operating structure promotes greater connectivity and collaboration across our seven regions and six global business lines. We drive growth by prioritizing our core markets, leaning into our greatest strengths and ensuring our best talent and resources are focused on nurturing client relationships. We are transforming the way we deliver work through technology and digital platforms improving the client experience and increasing efficiency.


Think and Act Globally Strategy
We are at our best when we think and act globally. Launched in 2020, our strategy comprises four pillars that have positioned us for continued growth. Through developing our teams' technical expertise, deepening our client relationships, transforming the way we work through technology and digital platforms, and enhancing our position as a leading infrastructure and sustainability consulting company, the execution of our strategy is setting new standards for excellence in our industry.
Investing in Our People
We are making AECOM the best place to be in our industry—a place where you are welcomed, trusted, and empowered to solve our clients' most complex challenges.
Transforming How We Work
We are deploying world-class technology and digital innovations to deliver our work significantly faster and with even greater accuracy, which improves the client experience and creates more flexible ways of working.
Extending Client Relationships
We are expanding our addressable market through our Program Management and Advisory global business lines while focusing our technical experts on our highest returning markets to deliver long-term profitable growth
Delivering Sustainable Legacies
We are leading the change toward a more sustainable and resilient future through our own operational commitments and by helping our clients.

Human Capital Management

Our principal asset is our employees and large percentages of our employees have technical and professional backgrounds and undergraduate and/or advanced degrees. At the end of our fiscal 2025, we employed approximately 51,000 persons, of whom approximately 18,000 were employed in the United States. Over 200 of our domestic employees are covered by collective bargaining agreements or by specific labor agreements, which expire upon completion of the relevant project. We believe that the quality and level of service that our professionals deliver are among the highest in our industry.

We are committed to enhancing our position as a leading employer in our industry by attracting and retaining the best technical professionals in the world. Critical to our continued success is our ability to offer a compelling employee value proposition that promises competitive pay and benefits, an inclusive environment that supports flexibility and well-being and encourages collaboration and innovation, and a shared commitment to technical excellence, continuous learning and career growth. Through our Thrive with AECOM program, we are focused on fostering an inclusive environment within AECOM and beyond by building diverse talent, expanding understanding, enriching communities and thinking without limits. This understanding informs our approach to managing our human capital resources. Our human capital objectives and initiatives are overseen by our Board as per our Corporate Governance Guidelines.

Health and Safety. Core to our corporate values is safeguarding our people and fostering a culture of caring that promotes the wellbeing of our employees, contractors and business partners. We safeguard our people, projects and reputation by striving for zero employee injuries and illnesses, while operating and delivering our work responsibly and sustainably. We maintain our industry's best-in-class lost workday case and recordable incident rates, and our safety performance is consistently recognized by key clients across the regions where we work as well as by recognized safety organizations. We have taken and will continue to take critical steps to keep our people, clients and communities safe, including any necessary actions in response to local and global health crises.

Freedom to Grow. Freedom to Grow is our global framework designed to support employees in finding the balance and flexibility they need to be their best and deliver for clients, and a key factor in our ability to attract and retain talent. Employees and managers can evaluate work schedules and locations and align on an arrangement that prioritizes client and team responsibilities while supporting individual needs and includes three days a week in the office or at project sites as an expectation. Our Freedom to Grow program goes far beyond just when and where we work. We consider our people's holistic experience, respecting diversity in work, communication and thinking styles.


Work time
Break the 9-5
Set your work hours and days so you can best meet the needs of your family, your clients and your team.
Time off
Take a break
Take time off for your well-being, provided you have a plan to achieve your goals and have your manager's approval.
Work locations
Choose where you work
Work from an AECOM office or client site three days a week and have the flexibility to work from home or another remote site.
Create what flexibility looks like for you
Being
Be yourself
Feel free to express who you are when you come to work. This means all the little things that make up your unique personality.
Workstyle
Perform at your best
Your workstyle is the way you think, organize and complete your work—and it's as unique as you. Work in a way that suits you while still meeting client and team needs.
Thinking
Play to your strengths
You are free to think, problem-solve and challenge the status quo in ways that you're best at.
Communicating
Speak freely
Your communication style is about how you give and receive information. Communicate in a way that comes naturally to you and that supports a safe and respectful environment.

Technical and professional development. Technical excellence is the foundation of our competitive advantage—it's how we harness the power of our teams' technical skills and expertise to deliver high quality solutions for clients and communities we serve. We strive to be home to our industry's best technical minds — professionals who thrive in an environment that encourages their collaboration and innovation and celebrates great project and client outcomes.

We have invested in a robust learning ecosystem that keeps our employees project-ready with 'on the job' technical training, future-ready with new digital tools, thought leadership and programs that inspire innovation, and globally connected within their technical practice and strategic partnerships.

Our online learning platform, AECOM University, delivers high-quality and personalized learning experiences, including our Global Technical Academies. Created by us for us, Academies deliver structured and self-directed technical training courses on key global topics, practices and markets that are relevant to our business. Our Technical Practice Network connects professionals every day in a global online community to enable networking, collaboration and problem solving.

In addition, our full range of professional development programs, called Leadership at all Levels, enhance business and leadership skills. From early career and graduate programs, to practical manager training, and executive coaching and leadership development, we are supporting development at every career level. These programs are based on our four pillars of Leadership Capabilities, which outline the behaviors we want our leaders to demonstrate and exemplify for the collective success as an organization.

Purpose and impact. Our purpose of delivering a better world is at the core of all that we do. As the world's trusted infrastructure consulting firm, we are determined and well-positioned to deliver positive, impactful and Sustainable Legacies for our company, our communities and our planet. Through our projects and our operations, we have both a significant opportunity and a responsibility to protect, enhance and restore the world's natural and social systems. Through strategic nonprofit partnerships, pro-bono work, skills-based volunteering and philanthropy, our corporate responsibility platform is focused on delivering access to safe and secure infrastructure to those who need it most, creating opportunity for the leaders of tomorrow and protecting our planet so that our company can fulfill its purpose to deliver a better world. As part of our pro-bono program, our technical experts partnered with nonprofit organizations in their local communities to provide critical design, engineering and infrastructure solutions. We maintain an internal Global Sustainable Legacies Council focused on executing on our purpose and ensuring that our actions are as strong as our policies.

Our Clients

Our clients consist primarily of national, state, regional and local governments, public and private institutions and major corporations. The following table sets forth our total revenue attributable to these categories of clients for each of the periods indicated:

	Year Ended September 30, ($ in millions)					
	2025		**2024**		**2023**	
U.S. Federal Government	$ 1,107.3	7 %	$ 1,064.0	7 %	$ 790.6	5 %
U.S. State and Local Governments	3,916.9	24	3,660.5	23	2,918.9	20
Non-U.S. Governments	3,019.6	19	2,610.0	16	2,544.7	18
Subtotal Governments	8,043.8	50	7,334.5	46	6,254.2	43
Private Entities (worldwide)	8,095.8	50	8,771.0	54	8,124.3	57
Total	$ 16,139.6	100 %	$ 16,105.5	100 %	$ 14,378.5	100 %

No single client accounted for 10% or more of our revenue in any of the past five fiscal years. Approximately 7%, 7%, and 5% of our revenue was derived through direct contracts with agencies of the U.S. federal government in the years ended September 30, 2025, 2024, and 2023, respectively.

Contracts

The price provisions of the contracts we undertake can be grouped into several broad categories: cost-reimbursable contracts, guaranteed maximum price contracts, and fixed-price contracts. For the year ended September 30, 2025, our revenue was comprised of 38%, 37%, and 25% cost-reimbursable, guaranteed maximum price, and fixed-price contracts, respectively.

Cost-Reimbursable Contracts

Cost-reimbursable contracts include cost-plus fixed fee, cost-plus fixed rate, and time-and-materials price contracts. Under cost-plus contracts, we charge clients for our costs, including both direct and indirect costs, plus a negotiated fee or rate. We recognize revenues based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the balance sheet date. Under time-and-materials price contracts, we negotiate hourly billing rates and charge clients based on the actual time we expend on the project. In addition, clients reimburse us for materials and other direct incidental expenditures, including payments to subcontractors, incurred in connection with our performance under the contract. We may apply a practical expedient to recognize revenue in the amount in which we have the right to invoice if our right to consideration is equal to the value of performance completed to date. Time-and-material price contracts may also have a fixed-price element in the form of not-to-exceed or guaranteed maximum price provisions.

Some cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors. We generally recognize revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and record revenue related to the award fees when there is sufficient information to assess anticipated contract performance and a significant reversal of the award fee is not probable. Once an award is received, the estimated or accrued fees are adjusted to the actual award amount.

Some cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above, at, or below target results. We originally recognize revenue on these contracts based upon expected results. These estimates are revised when necessary based upon additional information that becomes available as the contract progresses.

Guaranteed Maximum Price Contracts

Guaranteed maximum price (GMP) contracts share many of the same contract provisions as cost-plus and fixed-price contracts. As with cost-plus contracts, clients are provided a disclosure of all project costs, and a lump sum percentage fee is separately identified. We provide clients with a guaranteed price for the overall project (adjusted for change orders issued by clients) and a schedule including the expected completion date. Cost overruns or costs associated with project delays in completion could be our responsibility. For many of our GMP contracts, the final price is generally not established until we have subcontracted a substantial percentage of the trade contracts with terms consistent with the master contract, and we have negotiated additional contract limitations, such as waivers of consequential damages as well as aggregate caps on liabilities and liquidated damages. Revenue is recognized for GMP contracts as project costs are incurred relative to total estimated project costs.

Fixed-Price Contracts

Fixed-price contracts include both lump-sum and fixed-unit price contracts. Under lump-sum contracts, we perform all the work under the contract for a specified fee. Lump-sum contracts are typically subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Under fixed-unit price contracts, we perform a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis as the Company believes this is the best measure of progress towards completion.

Some of our fixed-price contracts require us to provide surety bonds or parent company guarantees to assure our clients that their project will be completed in accordance with the terms of the contracts as further disclosed in Note 18—Commitments and Contingencies. In such cases, we may require our primary subcontractors to provide similar performance bonds and guarantees and to be adequately insured, and we may flow down the terms and conditions set forth in our agreement on to our subcontractors. There may be risks associated with completing these projects profitably if we are not able to perform our services within the fixed-price contract terms.

Joint Ventures

Some of our larger contracts may operate under joint ventures or other arrangements under which we team with other reputable companies, typically companies with which we have worked for many years. This is often done where the scale of the project dictates such an arrangement or when we want to strengthen either our market position or our technical skills.

Backlog

Backlog represents revenue we expect to realize for work completed by our consolidated subsidiaries and our proportionate share of work to be performed by unconsolidated joint ventures. Backlog is expressed in terms of gross revenue and, therefore, may include significant estimated amounts of third party or pass-through costs to subcontractors and other parties. We report transaction price allocated to remaining unsatisfied performance obligations (RUPO) of $19.7 billion, as described in Note 4, Revenue Recognition, in the notes to our consolidated financial statements. The most significant differences between our backlog and RUPO are backlog contains revenue we expect to record in the future where we have been awarded the work, but the contractual agreement has not yet been signed and revenue related to service contracts that extend beyond the termination provision of those contracts, where RUPO requires us to assume the contract will be terminated at its earliest convenience. Accordingly, RUPO is $20.0 billion lower than backlog. For non-government contracts, our backlog includes future revenue at contract rates, excluding contract renewals or extensions that are at the discretion of the client. For contracts with a not-to-exceed maximum amount, we include revenue from such contracts in backlog to the extent of the remaining estimated amount. We calculate backlog without regard to possible project reductions or expansions or potential cancellations until such changes or cancellations occur. No assurance can be given that we will ultimately realize our full backlog. Backlog fluctuates due to the timing of when contracts are awarded and contracted and when contract revenue is recognized. Many of our contracts require us to provide services over more than one year. Our backlog for the year ended September 30, 2025 increased $2.3 billion, or 6.1%, to $39.7 billion as compared to $37.4 billion for the corresponding period last year, primarily due to a increase in our Americas Construction Management business.

The following summarizes backlog (in billions):

	September 30,			
	2025		2024	
Backlog:				
Americas segment	$	32.8	$	31.0
International segment		6.9		6.4
Total backlog	$	39.7	$	37.4

Competition

The markets we serve are highly fragmented and we compete with a large number of regional, national and international companies. We have numerous competitors, ranging from small private firms to multi-billion dollar companies, some of which have greater financial resources or that are more specialized and concentrate their resources in particular areas of expertise. The extent of our competition varies according to the particular markets and geographic area. The degree and type of competition we face is also influenced by the type and scope of a particular project. The technical and professional aspects of our services generally do not require large upfront capital expenditures and, therefore, provide limited barriers against new competitors.

We believe that we are well positioned to compete in our markets because of our reputation, our cost effectiveness, our long-term client relationships, our extensive network of offices, our employee expertise, and our broad range of services. In addition, as a result of our extensive national and international network, we are able to offer our clients localized knowledge and expertise, as well as the support of our worldwide professional staff. In addition, through investments in technology and innovation, we are able to bring advanced solutions to clients.

Seasonality

We experience seasonal trends in our business. Our revenue is typically higher in the last half of the fiscal year. The fourth quarter of our fiscal year (July 1 to September 30) is typically our strongest quarter. We find that the U.S. federal government tends to authorize more work during the period preceding the end of our fiscal year, September 30. In addition, many U.S. state governments with fiscal years ending on June 30 tend to accelerate spending during their first quarter, when new funding becomes available. Further, our construction management revenue typically increases during the summer months when weather and daylight hours are more conducive to outdoor activities. Within the United States, as well as other parts of the world, our business generally benefits from milder weather conditions in our fiscal fourth quarter. Our construction and project management services also typically expand during the summer months when weather and daylight hours are more conducive to outdoor activities. The first quarter of our fiscal year (October 1 to December 31) is typically our lowest revenue quarter. The harsher weather conditions impact our ability to complete work in parts of North America and the holiday season schedule affects our productivity during this period. For these reasons, coupled with the number and significance of client contracts commenced and completed during a particular period, as well as the timing of expenses incurred for corporate initiatives, it is not unusual for us to experience seasonal changes or fluctuations in our quarterly operating results.

Risk Management and Insurance

Risk management is an integral part of our project management approach and our project execution process. We have an Office of Risk Management that reviews and oversees the risk profile of our operations through a tiered process of formal risk committees with the highest-risk pursuits subject to vetting at each tier. Following contract execution, and commencement of delivery, projects are monitored via a formal monthly or quarterly project-review process designed to ensure project performance and risk mitigation. Also, pursuant to our internal delegations of authority, a group of senior members of our risk management team evaluates risk through internal risk analyses of higher-risk projects, contracts or other business decisions. We maintain insurance covering professional liability and claims involving bodily injury and property damage, among other coverages. Wherever possible, we endeavor to eliminate or reduce the risk of loss on a project through the use of quality assurance/control, risk management, workplace safety and similar methods.

Regulations

Our business is impacted by environmental, health and safety, government procurement, anti-bribery and other government regulations and requirements. Below is a summary of some of the significant regulations that impact our business.

Environmental, Health and Safety. Our business involves the planning, design, program management, construction management, and operations and maintenance at various project sites, including, but not limited to, nuclear facilities, hazardous waste and Superfund sites, hydrocarbon production, distribution and transport sites, and other infrastructure-related facilities. We also regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands.

Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental and health and safety laws and regulations, and some laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts that were in compliance with all applicable laws at the time these acts were performed. For example, there are a number of governmental laws that strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances, such as the Comprehensive Environmental Response Compensation and Liability Act of 1980, and comparable national and state laws, that impose strict, joint and several liabilities for the entire cost of cleanup, without regard to whether a company knew of or caused the release of hazardous substances. In addition, some environmental regulations can impose liability for the entire clean-up upon owners, operators, generators, transporters and other persons arranging for the treatment or disposal of such hazardous substances related to contaminated facilities or project sites. Other federal environmental, health and safety laws affecting us include, but are not limited to, the Resource Conservation and Recovery Act, the National Environmental Policy Act, the Clean Air Act, the Clean Air Mercury Rule, the Occupational Safety and Health Act, the Toxic Substances Control Act, and the Superfund Amendments and Reauthorization Act, as well as other comparable national and state laws. Liabilities related to environmental contamination or human exposure to hazardous substances, comparable national and state laws or a failure to comply with applicable regulations could result in substantial costs to us, including cleanup costs, fines and civil or criminal sanctions, third-party claims for property damage or personal injury, or cessation of remediation activities.

Some of our business operations are covered by Public Law 85-804, which provides for indemnification by the U.S. federal government against claims and damages arising out of unusually hazardous or nuclear activities performed at the request of the U.S. federal government. Should public policies and laws change, however, U.S. federal government indemnification may not be available in the case of any future claims or liabilities relating to hazardous activities that we undertake to perform.

Government Procurement. The services we provide to the U.S. federal government are subject to Federal Acquisition Regulation, the Truth in Negotiations Act, Cost Accounting Standards, the Services Contract Act, False Claims Act, export controls rules and Department of Defense (DOD) security regulations, as well as many other laws and regulations. These laws and regulations affect how we transact business with our clients and, in some instances, impose additional costs on our business operations. A violation of specific laws and regulations could lead to fines, contract termination or suspension of future contracts. Our government clients can also terminate, renegotiate, or modify any of their contracts with us at their convenience; and many of our government contracts are subject to renewal or extension annually.

Anti-Bribery and other regulations. We are subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and similar anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. To the extent we export technical services, data and products outside of the U.S., we are subject to U.S. and international laws and regulations governing international trade and exports, including, but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations, and trade sanctions against embargoed countries. We provide services to the DOD and other defense-related entities that often require specialized professional qualifications and security clearances. In addition, as engineering design services professionals, we are subject to a variety of local, state, federal, and foreign licensing and permit requirements and ethics rules.

Raw Materials

We purchase most of the raw materials and components necessary to operate our business from numerous sources. However, the price and availability of raw materials and components may vary from year to year due to customer demand, production capacity, market conditions, and material shortages. While we do not currently foresee the lack of availability of any particular raw materials in the near term, prolonged unavailability of raw materials necessary to our projects and services or significant price increases for those raw materials could have a material adverse effect on our business in the near term.

Government Contracts

Generally, our government contracts are subject to renegotiation or termination of contracts or subcontracts at the discretion of the U.S. federal, state or local governments, and national governments of other countries.

Trade Secrets and Other Intellectual Property

13

We rely principally on trade secrets, confidentiality policies and other contractual arrangements to protect much of our intellectual property.

Available Information

The reports we file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy materials, including any amendments, are available free of charge on our website at *www.aecom.com* as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The SEC also maintains a website *(www.sec.gov)* containing reports, proxy and information statements, and other information that we file with the SEC. Our Corporate Governance Guidelines and our Code of Ethics are available on our website at *www.aecom.com* under the "Investors" section. However, our website and any content thereof should not be considered to be incorporated by reference into this document. Copies of the information identified above may be obtained without charge from us by writing to AECOM, 13355 Noel Road, Suite 400, Dallas, Texas 75240, Attention: Corporate Secretary.

ITEM 1A. RISK FACTORS

We operate in a changing global environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The risks described below highlight some of the factors that have affected, and in the future could affect our operations. Additional risks we do not yet know of or that we currently believe are immaterial may also affect our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to Our Markets, Customers and Business

Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share.

We are engaged in a highly competitive business. The markets we serve are highly fragmented and we compete with a large number of regional, national and international companies. These competitors may have greater financial and other resources than we do. Others are smaller and more specialized, and concentrate their resources in particular areas of expertise. The extent of our competition varies according to the particular markets and geographic area. In addition, the technical and professional aspects of some of our services generally do not require large upfront capital expenditures and provide limited barriers against new competitors.

The degree and type of competition we face is also influenced by the type and scope of a particular project. Our clients make competitive determinations based upon qualifications, experience, performance, reputation, technology, customer relationships, price and ability to provide the relevant services in a timely, safe and cost-efficient manner. Increased competition may result in our inability to win bids for future projects, increased margin pressure and loss of revenue, profitability and market share.

Our ability to compete in our industry will be harmed if we do not retain the continued services of our senior management and key technical personnel.

We rely heavily upon the expertise and leadership of our people. There is strong competition for qualified technical and management personnel in the sectors in which we compete. We may not be able to continue to attract and retain qualified technical and management personnel, such as engineers, architects and project managers, who are necessary for the development of our business or to replace qualified personnel in the timeframe demanded by our clients. Also, some of our personnel hold government granted eligibility that may be required to obtain government projects. Loss of the services of, or failure to recruit, senior management or key technical personnel could impact the long-term performance of the Company and limit our ability to successfully complete existing projects and compete for new projects.

Demand for our services is cyclical and vulnerable to sudden economic downturns and reductions in government and private industry spending. If economic conditions remain uncertain and/or weaken, our revenue and profitability could be adversely affected.

Demand for our services is cyclical and may be vulnerable to sudden economic downturns, interest rate fluctuations and reductions in government and private industry spending that result in clients delaying, curtailing or

14

canceling proposed and existing projects. Where economies are weakening, our clients may demand more favorable pricing or other terms while their ability to pay our invoices or to pay them in a timely manner may be adversely affected. Our government clients may face budget deficits that prohibit them from funding proposed and existing projects. If economic conditions remain uncertain and/or weaken and/or government spending is reduced, our revenue and profitability could be materially adversely affected.

We depend on long-term government contracts, some of which are only funded on an annual basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, we may not be able to realize all of our anticipated revenue and profits from that project.

A substantial portion of our revenue is derived from contracts with agencies and departments of national, state, and local governments. During fiscal 2025 and 2024, approximately 50% and 46%, respectively, of our revenue was derived from contracts with government entities.

Most government contracts are subject to such government's budgetary approval process. Legislatures typically appropriate funds for a given program on an annual basis, even though contract performance may take more than one year. In addition, public-supported financing such as state and local municipal bonds may be only partially raised to support existing infrastructure projects. As a result, at the beginning of a program, the related contract is only partially funded, and additional funding is normally committed only as appropriations are made in each fiscal year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, an extended government shutdown, competing priorities for appropriation, changes in administration or control of legislatures, and the timing and amount of tax receipts and the overall level of government expenditures. Similarly, the impact of an economic downturn on governments may make it more difficult for them to fund infrastructure projects. If appropriations are not made in subsequent years on our government contracts, then we will not realize all of our potential revenue and profit from those contracts.

If we are unable to win or renew government contracts during regulated procurement processes, our operations and financial results would be harmed.

Government contracts are awarded through a regulated procurement process. The federal government has awarded multi-year contracts with pre-established terms and conditions, such as indefinite delivery contracts, that generally require those contractors that have previously been awarded the indefinite delivery contract to engage in an additional competitive bidding process before a task order is issued. The federal government has also awarded federal contracts based on a low-price, technically acceptable criteria emphasizing price over qualitative factors, such as past performance. As a result of these competitive pricing pressures, our profit margins on future federal contracts may be reduced and may require us to make sustained efforts to reduce costs in order to realize profits under government contracts. If we are not successful in reducing the amount of costs we incur, our profitability on government contracts will be negatively impacted. In addition, we may not be awarded government contracts because of existing government policies designed to protect small businesses and under-represented minority contractors. Our inability to win or renew government contracts during regulated procurement processes could harm our operations and reduce our profits and revenues.

Governmental agencies may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue.

Most government contracts may be modified, curtailed or terminated by the government either at its discretion or upon the default of the contractor. If the government terminates a contract at its discretion, then we typically are able to recover only costs incurred or committed, settlement expenses and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenue and profits from that contract. In addition, for some assignments, the U.S. government may attempt to "insource" the services to government employees rather than outsource to a contractor. If a government terminates a contract due to our default, we could be liable for excess costs incurred by the government in obtaining services from another source.

Our contracts with governmental agencies are subject to audit, which could result in adjustments to reimbursable contract costs or, if we are charged with wrongdoing, possible temporary or permanent suspension from participating in government programs.

Our books and records are subject to audit by the various governmental agencies we serve and their representatives. These audits can result in adjustments to the amount of contract costs we believe are reimbursable by the agencies and the amount of our overhead costs allocated to the agencies. If such matters are not resolved in our favor, they could have a material adverse effect on our business. In addition, if one of our subsidiaries is charged with wrongdoing as a result of an audit, that subsidiary, and possibly our company as a whole, could be temporarily suspended or could be prohibited from bidding on and receiving future government contracts for a period of time. Furthermore, as a government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud actions, whistleblower lawsuits, and other legal actions and liabilities to which purely private sector companies are not, the results of which could materially adversely impact our business. For example, from time to time we may be subject to qui tam lawsuits, which typically allege that we have made false statements or certifications in connection with claims for payment, or improperly retained overpayments, from the government. These suits may remain under seal (and hence, be unknown to us) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff.

Risks Related to our Capital Structure

The agreements governing our debt contain a number of restrictive covenants which will limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

The Credit Agreement (defined below) and the indentures governing our debt contain a number of significant covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect and, in many respects, limit or prohibit, among other things, our ability and the ability of some of our subsidiaries to:

- incur additional indebtedness;

- create liens;

- pay dividends and make other distributions in respect of our equity securities;

- redeem or repurchase our equity securities;

- distribute excess cash flow from foreign to domestic subsidiaries;

- make investments or other restricted payments;

- sell assets;

- enter into transactions with affiliates; and

- effect mergers or consolidations.

In addition, our Credit Agreement requires us to comply with a consolidated leverage ratio. Our ability to comply with this ratio may be affected by events beyond our control. These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans, and could adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our debt instruments. If an event of default occurs, our creditors could elect to:

- declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

- require us to apply all of our available cash to repay the borrowings; or

- prevent us from making debt service payments on our borrowings.

If we were unable to repay or otherwise refinance these borrowings when due, the applicable creditors could sell the collateral securing some of our debt instruments, which constitutes substantially all of the Company's and certain of its domestic wholly-owned subsidiaries' assets.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. A 1.00% increase in such interest rates would increase total interest expense under our Credit Agreement for the year ended September 30, 2025 by $9.0 million, including the effect of our interest rate swap and interest rate cap agreements. We may, from time to time, enter into additional interest rate derivatives that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate derivatives with respect to all of our variable rate indebtedness, and any derivatives we enter into may not fully mitigate our interest rate risk and could be subject to credit risk themselves.

If we are unable to continue to access credit on acceptable terms, our business may be adversely affected.

The changing nature of the global credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for uncommitted debt bond facilities and new indebtedness, replace our existing revolving and term credit agreements or obtain funding through the issuance of our securities. We use credit facilities to support our working capital and other needs. There is no guarantee that we can continue to renew our credit facility on terms as favorable as those in our existing credit facility and, if we are unable to do so, our costs of borrowing and our business may be adversely affected.

Risks Related to our International Operations

Our operations worldwide expose us to legal, political and economic risks in different countries as well as currency exchange rate fluctuations and impacts from inflation that could harm our business and financial results.

During fiscal 2025, revenue attributable to our services provided outside of the United States to non-U.S. clients was approximately 27% of our total revenue. There are risks inherent in doing business internationally, including:

- the ongoing conflict between Russia and Ukraine, which has resulted in the imposition by the U.S. and other nations of restrictive actions against Russia, Belarus and certain banks, companies and individuals;

- imposition of governmental controls and changes in laws, regulations or policies;

- political and economic instability, including in the Middle East;

- civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

- changes in U.S. and other national government trade policies affecting the markets for our services, including the imposition of tariffs;

- political unrest in Hong Kong where we have a significant presence;

- impact of health crises and their related economic impacts;

- increases in the consumer price index and interest rates;

- changes in regulatory practices, tariffs and taxes;

- potential non-compliance with a wide variety of laws and regulations, including anti-corruption, export control and anti-boycott laws and similar non-U.S. laws and regulations;

- changes in labor conditions;

- logistical and communication challenges; and

- currency exchange rate fluctuations, devaluations and other conversion restrictions.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

We operate in many different jurisdictions and we could be adversely affected by legislative actions of governments, as well as violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act (FCPA) and similar worldwide anti-corruption laws, including the U.K. Bribery Act of 2010, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws, including the requirements to maintain accurate information and internal controls which may fall within the purview of the FCPA, its books and records provisions or its anti-bribery provisions. We operate in many parts of the world that have experienced governmental corruption to some degree; and, in some circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. In addition, from time to time, government investigations of corruption affect us and our peers. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

The Building Safety Act (the "Act"), the primary legislation which introduces a new framework for the regulation of the UK construction industry, became law on April 28, 2022. While limited parts of the Act have not yet been enacted, and further secondary legislation is expected, most of the provisions are now in force. The Act extends liability periods for some historical defects in residential properties completed prior to 2022, creates a new government regulatory body responsible for building safety and new legal obligations regarding building safety, reallocates the risk related to design and construction, and requires the development of a more stringent regulatory regime for select buildings. The new legislation has resulted in new risk, litigation, regulatory and cost challenges for our United Kingdom and global operations.

Any of these events could adversely affect our United Kingdom, European operations and overall business and financial results.

We work in international locations where there are high security risks, which could result in harm to our employees and contractors or material costs to us.

Some of our services are performed in high-risk locations, such as the Middle East, Africa, and Southeast Asia, where the location is suffering from political, social or economic problems, or war or civil unrest. In those locations where we have employees or operations, we may incur material costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk. Acts of terrorism and threats of armed conflicts in or around various areas in which we operate could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel, cancellation of contracts, or the loss of key employees, contractors or assets.

Risks Related to Our Operations and Technology

Many of our project sites are inherently dangerous workplaces. Failure to maintain safe work sites and equipment could result in environmental disasters, employee deaths or injuries, reduced profitability, the loss of projects or clients and possible exposure to litigation.

Our project sites often put our employees and others in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On some project sites, we may be responsible for safety and, accordingly, we have an obligation to implement effective safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, as well as expose ourselves to possible litigation. As a result, our failure to maintain adequate safety standards and equipment could result in reduced profitability, harm to our reputation, or the loss of projects or clients, and could have a material adverse impact on our business, financial condition, and results of operations.

Cybersecurity threats, information technology systems outages and data privacy incidents could adversely harm our business.

We may experience errors, outages, or delays of service in our information technology systems, which could significantly disrupt our operations, impact our clients and employees, damage our reputation, and result in litigation and regulatory fines or penalties. Various privacy and securities laws pertaining to client and employee data usage require us to manage and protect sensitive and proprietary information. For example, the European's Union General Data Protection Regulation may apply to companies processing data of European Union residents, even if the company is not located in the European Union. In addition, the California Consumer Privacy Act increased the penalties for data privacy incidents.

We face threats to our information technology systems, including unauthorized access, computer hackers, computer viruses, malicious code, cyber-attacks, ransomware, data extortion, phishing and other cybersecurity problems and system disruptions, including possible unauthorized access to our and our clients' proprietary information. Our cybersecurity program is designed to use industry-accepted security measures and technology to securely maintain all proprietary information on our information technology systems. In the ordinary course of business, we have been targeted by malicious cyber-attacks. Anyone who circumvents our security measures could misappropriate proprietary information, including information regarding us, our employees and/or our clients, or cause interruptions in our operations. Although we devote considerable resources to our cybersecurity programs and have implemented security measures to protect our systems and to prevent, detect and respond to cybersecurity incidents, there can be no assurance that our efforts will prevent these threats. As these security threats continue to evolve, we may be required to devote additional resources to help prevent, detect and respond to system disruptions and cybersecurity incidents.

We also rely in part on third-party software and information technology vendors to run our critical accounting, project management and financial information systems. We depend on our software and information technology vendors to provide long-term software and hardware support for our information systems. Our software and information technology vendors may decide to discontinue further development, integration or long-term software and hardware support for our information systems, in which case we may need to abandon one or more of our current information systems and migrate some or all of our accounting, project management and financial information to other systems, thus increasing our operational expense, as well as disrupting the management of our business operations.

Any of these events could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, while we maintain insurance designed to cover these events, our coverage may not sufficiently cover all types of losses or claims that may arise or be subject to exclusions.

We may use artificial intelligence, machine learning, data science and similar technologies in our business, and challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, financial condition and results of operations.

Artificial intelligence, machine learning, data science and similar technologies (collectively, "AI"), including third-party AI tools, may be enabled by, or integrated into, some of our business processes and solutions. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed or biased. Datasets used to train or develop AI systems may be insufficient, of inferior quality, or contain biased, incorrect or incomplete information. The utilization of AI may increase our risk and liability exposure relating to confidentiality, intellectual property infringement, and client use restrictions. Our AI governance review process and safeguards may not be adequate to protect against these risks and challenges.

Additionally, the laws and regulations concerning the use of AI continue to evolve. If the use or integration of AI systems, or the outputs generated by such systems, were determined to be non-compliant (e.g., in relation to AI statutory regimes, data privacy rights or in relation to the use of AI for certain activities or use cases), this may expose us to regulatory action or litigation. It is possible that emerging regulations or changes to intellectual property laws may limit or block the use of AI in our business or otherwise impose restrictions that may adversely affect the efficiency of our business processes or solutions that were utilizing AI technologies.

Our competitors or other third parties may incorporate AI into their product and service offerings more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our business, financial condition and results of operations.

Risks Related to Contracts and Joint Ventures

Our business and operating results could be adversely affected by losses under fixed-price or guaranteed maximum price contracts.

19

Fixed-price contracts require us to either perform all work under the contract for a specified lump-sum or to perform an estimated number of units of work at an agreed price per unit, with the total payment determined by the actual number of units performed. In addition, we may enter guaranteed maximum price contracts where we guarantee a price or delivery date. For the year ended September 30, 2025, our revenue was comprised of 38%, 37%, and 25% cost-reimbursable, guaranteed maximum price, and fixed-price contracts, respectively. Fixed-price contracts expose us to a number of risks not inherent in cost-reimbursable contracts, including underestimation of costs, ambiguities in specifications, unforeseen increases in or failures in estimating the cost of raw materials, equipment or labor, increased costs as a result of inflation, problems with new technologies, delays beyond our control, fluctuations in profit margins, failures of subcontractors to perform and economic or other changes that may occur during the contract period. United States and foreign trade policy actions in the United States could affect the profitability of our fixed-price projects. Losses under fixed-price or guaranteed contracts could be substantial and adversely impact our results of operations.

Our failure to meet contractual schedule or performance requirements that we have guaranteed could adversely affect our operating results.

In some circumstances, we can incur liquidated or other damages if we do not achieve project completion by a scheduled date. If we or an entity for which we have provided a guarantee fails to complete the project as scheduled and the matter cannot be satisfactorily resolved with the client, we may be responsible for cost impacts to the client resulting from any delay or the cost to complete the project. Our costs generally increase from schedule delays and/or could exceed our projections for a particular project. In addition, project performance can be affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions, pandemics including the current coronavirus, and other factors. Material performance problems for existing and future contracts could cause actual results of operations to differ from those anticipated by us and also could cause us to suffer damage to our reputation within our industry and client base.

We may not be able to maintain adequate surety and financial capacity necessary for us to successfully bid on and win contracts.

In line with industry practice, we are often required to provide surety bonds, standby letters of credit or corporate guarantees to our clients that indemnify them should our affiliate fail to perform its obligations under the terms of a contract. As of September 30, 2025 and September 30, 2024, we were contingently liable for $5.6 billion and $5.1 billion, respectively, in issued surety bonds primarily to support project execution and we had outstanding letters of credit totaling $903.8 million and $938.9 million, respectively. A surety may issue a performance or payment bond to guarantee to the client that our affiliate will perform under the terms of a contract. If our affiliate fails to perform under the terms of the contract, then the client may demand that the surety or another corporate affiliate provide the contracted services. In addition, we would typically have obligations to indemnify the surety for any loss incurred in connection with the bond. If a surety bond or a letter of credit is required for a particular project and we are unable to obtain an appropriate surety bond or letter of credit, we may not be able to pursue that project, which in turn could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We conduct a portion of our operations through joint venture entities, over which we may have limited control.

Approximately 13% of our fiscal 2025 revenue was derived from our operations through joint ventures or similar partnership arrangements, where control may be shared with unaffiliated third parties. As with most joint venture arrangements, differences in views among the joint venture participants may result in delayed decisions or disputes. We also cannot control the actions of our joint venture partners and we typically have joint and several liability with our joint venture partners under the applicable contracts for joint venture projects. These factors could potentially adversely impact the business and operations of a joint venture and, in turn, our business and operations.

Operating through joint ventures in which we are minority holders results in us having limited control over many decisions made with respect to projects and internal controls relating to projects. Sales of our services provided to our unconsolidated joint ventures were approximately 2% of our fiscal 2025 revenue. We generally do not have control of these unconsolidated joint ventures. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to these joint ventures, which could have a material adverse effect on our financial condition and results of operations and could also affect our reputation.

We participate in joint ventures where we provide guarantees and may be adversely impacted by the failure of the joint venture or its participants to fulfill their obligations.

We have investments in and commitments to joint ventures with unrelated parties, including in connection with government services, and the investment activities of ACAP. For example, real estate and infrastructure joint ventures are inherently risky and may result in future losses since real estate markets are impacted by economic trends and government policies that we do not control. These joint ventures from time to time may borrow money to help finance their activities and, in some circumstances, we are required to provide guarantees of obligations of our affiliated entities. In addition, in connection with the investment activities of ACAP, we provide guarantees of obligations, including guarantees for completion of projects, payment of interest and carrying costs, repayment of debt, environmental indemnity obligations and other lender required guarantees. When we provide a guarantee, we may be responsible for material costs or performance in completing contractual obligations.

AECOM Capital's real estate development and investment activities are inherently risky and may result in a future loss.

ACAP's real estate business involves managing, sponsoring, investing in and developing commercial real estate projects and joint ventures (Real Estate Joint Ventures) that are inherently risky and may result in future losses based on factors beyond our control, including economic trends, government policies and competition. Our SEC-registered investment adviser jointly manages and sponsors the AECOM-Canyon Equity Fund, L.P. (the "Fund"), in which the Company indirectly holds an equity interest and which also invests in and develops Real Estate Joint Ventures on behalf of its investors. Real Estate Joint Ventures rely on substantial amounts of third party borrowing to finance their development activities and the lenders of such financings typically require AECOM or an affiliate to provide completion guarantees, repayment guarantees, environmental indemnities and other lender required credit support guarantees to secure the Real Estate Joint Ventures financing. Although the Fund and such Real Estate Joint Ventures may have reserves that will be used to share any cost overruns of the Real Estate Joint Ventures, if such reserves are unavailable, then AECOM may be required to make support payments, including to fund non-budgeted cost overruns on behalf of the Fund (but not on behalf of the Fund's co-partner or any unaffiliated limited partners of the Real Estate Joint Ventures). Some of the Fund's limited partners have made additional equity co-investments in certain Real Estate Joint Ventures for which AECOM will provide support payments on behalf of the limited partner co-investor in the event of a cost overrun of the Real Estate Joint Ventures after additional specific reserves have been depleted. During fiscal 2024, the Company completed a transaction pursuant to which members of the AECOM Capital team transitioned to a new third – party platform and will provide investment advisory services relating to the AECOM Capital business pursuant to certain advisory agreements. The failure of the transitioned team to adequately perform these services could negatively impact the Company. The Company has implemented comprehensive policies and procedures to oversee the provisions of these advisory services; however, these changes will impact the Company's ability to supervise the investment team's activities.

Risks Related to Laws and Regulations

Misconduct by our employees, subcontractors, partners or consultants or our failure to comply with laws or regulations applicable to our business could cause us to lose customers or lose our ability to contract with government agencies.

As a government contractor, misconduct, fraud or other improper activities caused by our employees', subcontractors', partners' or consultants' failure to comply with laws or regulations could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with procurement regulations, environmental regulations, regulations regarding the protection of sensitive government information, legislation regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, and anti-corruption, anti-competition, export control and other applicable laws or regulations. Our failure to comply with applicable laws or regulations, misconduct by any of our employees, subcontractors, partners or consultants, or our failure to make timely and accurate certifications to government agencies regarding misconduct or potential misconduct could subject us to fines and penalties, loss of government granted eligibility, cancellation of contracts and suspension or debarment from contracting with government agencies, any of which may adversely affect our business.

We may be subject to substantial liabilities under environmental laws and regulations.

Our services are subject to numerous environmental protection laws and regulations that are complex and stringent. Our business involves in part the planning, design, program management, construction management, and operations and maintenance at various sites, including but not limited to, nuclear facilities, hazardous waste and Superfund sites, hydrocarbon production, distribution and transport sites, and other infrastructure-related facilities. We also regularly perform work in and around sensitive environmental areas, such as rivers, lakes and wetlands. In addition, we have contracts in support of U.S. federal government entities to decontaminate and decommission nuclear facilities. These activities may require us to manage, handle, remove, treat, transport and dispose of toxic or hazardous substances.

Significant fines, penalties and other sanctions may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liabilities for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts that were in compliance with all applicable laws at the time these acts were performed. For example, there are a number of governmental laws that strictly regulate the handling, removal, treatment, transportation and disposal of toxic and hazardous substances, such as Comprehensive Environmental Response Compensation and Liability Act of 1980, and comparable state laws, that impose strict, joint and several liabilities for the entire cost of cleanup, without regard to whether a company knew of or caused the release of hazardous substances. In addition, some environmental regulations can impose liability for the entire cleanup upon owners, operators, generators, transporters and other persons arranging for the treatment or disposal of such hazardous substances related to contaminated facilities or project sites. Other federal environmental, health and safety laws affecting us include, but are not limited to, the Resource Conservation and Recovery Act, the National Environmental Policy Act, the Clean Air Act, the Clean Air Mercury Rule, the Occupational Safety and Health Act, the Toxic Substances Control Act and the Superfund Amendments and Reauthorization Act and the Energy Reorganization Act of 1974, as well as other comparable national and state laws. Liabilities related to environmental contamination or human exposure to hazardous substances, or a failure to comply with applicable regulations could result in substantial costs to us, including cleanup costs, fines and civil or criminal sanctions, third-party claims for property damage or personal injury or cessation of remediation activities. Our continuing work in the areas governed by these laws and regulations exposes us to the risk of substantial liability.

Risks Related to Climate Change

Climate change, natural disasters and related environmental issues could have a material adverse impact on us.

Climate-related events, such as an increase in frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, and other natural disasters, may have a long-term impact on our business, financial condition and results of operation. While we seek to mitigate our business risks associated with climate events, we recognize that there are inherent climate-related risks regardless of where we conduct our businesses. For example, a catastrophic natural disaster could negatively impact any of our office locations and the locations of our clients. Accordingly, a natural disaster has the potential to disrupt our and our clients' businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

There is an evolving awareness and scrutiny from stakeholders with respect to environmental, social and governance practices, which could affect our business.

Stakeholder expectations with respect to environmental, social and governance matters have been rapidly evolving, including with increased scrutiny from governmental organizations, clients and employees on such matters and related disclosures. We risk damage to our reputation if we do not act responsibly in key areas including diversity and inclusion, environmental stewardship, support for local communities and corporate governance. A failure to adequately meet evolving rules and regulations or stakeholders' expectations, including failing to meet client commitments and targets, or being viewed negatively based on positions we do or do not take or work we do or do not perform, may result in loss of business, and an inability to attract and retain customers and talented personnel, which could have a negative impact on our business, results of operations and financial condition, and potentially on the price of our common stock and cost of capital. In addition, complying or failing to comply with existing or future federal, state, local and foreign legislation and regulations applicable to our environmental, social and governance practices, which may conflict with one another, could cause us to incur additional compliance and operational costs or actions and suffer reputational harm, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Acquisitions and Divestitures

We may be unable to successfully execute or effectively integrate acquisitions and divestitures may not occur as planned.

We regularly review our portfolio of businesses and pursue growth through acquisitions and seek to divest non-core businesses. We may not be able to complete transactions on favorable terms, on a timely basis, or at all, and during the integration of any acquisition, we may discover regulatory and compliance issues. In addition, our results of operations and cash flows may be adversely impacted by (i) the failure of acquired businesses to meet or exceed expected returns; (ii) the failure to integrate acquired businesses on schedule and/or to achieve expected synergies; (iii) the inability to dispose of non-core assets and businesses on satisfactory terms and conditions; (iv) diversion of attention and increased burdens on our employees; and (v) the discovery of unanticipated liabilities or other problems in acquired businesses for which we lack contractual protections, insurance or indemnities, or with regard to divested businesses, claims by purchasers to whom we have provided contractual indemnification. Additional difficulties we may encounter as part of the integration process include the following:

- the consequences of a change in tax treatment and the possibility that the full benefits anticipated from the acquisition or disposition will not be realized;

- any delay in the integration or disposition of management teams, strategies, operations, products and services;

- differences in business backgrounds, corporate cultures and management philosophies that may delay successful integration;

- the ability to retain key employees;

- the ability to create and enforce uniform standards, controls, procedures, policies and information systems;

- the challenge of restructuring complex systems, technology, networks and other assets in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

- potential unknown liabilities and unforeseen increased expenses or delays associated with the acquisition, including costs to integrate beyond current estimates;

- the ability to deduct or claim tax attributes or benefits such as operating losses, business or foreign tax credits; and

- the disruption of, or the loss of momentum in, each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these factors could adversely affect our ability to maintain relationships with customers, suppliers, employees and other constituencies or could reduce our earnings or otherwise adversely affect our business and financial results.

Our plans to divest businesses are subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated time frame, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

Divesting businesses involve risks and uncertainties, such as the difficulty separating assets related to such businesses from the businesses we retain, employee distraction, the need to obtain regulatory approvals and other third-party consents, which potentially disrupts customer and vendor relationships, and the fact that we may be subject to additional tax obligations or loss of tax benefits. Because of these challenges, as well as market conditions or other factors, anticipated divestitures may take longer or be costlier or generate fewer benefits than expected and may not be completed at all. If we are unable to complete divestitures or to successfully transition divested businesses, our business and financial results could be negatively impacted. After we dispose of a business, we may retain exposure on financial or performance guarantees and other contractual, employment, pension and severance obligations, and potential liabilities that may arise under law because of the disposition or the subsequent failure of an acquirer. Our results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and our ability to fund capital expenditures, investments and service debt may be diminished. In addition, any purchase price adjustments could be unfavorable and other future proceeds owed to us as part of these transactions could be lower than we expect. As a result, performance by the divested businesses or other conditions outside of our control could have a material adverse effect on our results of operations. In addition, the divestiture of any business could negatively impact our profitability because of losses that may result from such a sale, the loss of sales and operating income, or a decrease in cash flows.

Other Risks

An impairment charge of goodwill could have a material adverse impact on our financial condition and results of operations.

Because we have grown in part through acquisitions, goodwill represents a substantial portion of our assets, and was $3.7 billion as of September 30, 2025. Under generally accepted accounting principles in the United States, we are required to test goodwill carried in our consolidated balance sheets for possible impairment on an annual basis based upon a fair value approach and whenever events occur that indicate impairment could exist. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in a reporting unit's market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business, a significant sustained decline in our market capitalization and other factors.

In addition, if we experience a decrease in our stock price and market capitalization over a sustained period, we would have to record an impairment charge in the future. The amount of any impairment could be significant and could have a material adverse impact on our financial condition and results of operations for the period in which the charge is taken.

We may be required to contribute additional cash to meet our underfunded benefit obligations associated with pension benefit plans we manage or multiemployer pension plans in which we participate.

We have defined benefit pension plans for employees in the United States, United Kingdom, Canada, Australia, and Ireland. At September 30, 2025, our defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately $89.4 million. In the future, our pension deficits may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors that may require us to make additional cash contributions to our pension plans and recognize further increases in our net pension cost to satisfy our funding requirements. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans, our results of operations could be materially and adversely affected.

A multiemployer pension plan is typically established under a collective bargaining agreement with a union to cover the union-represented workers of various unrelated companies. Our collective bargaining agreements with unions require us to contribute to various multiemployer pension plans; however, we do not control or manage these plans. For the year ended September 30, 2025, we contributed $2.7 million to multiemployer pension plans. Under the Employee Retirement Income Security Act, an employer who contributes to a multiemployer pension plan, absent an applicable exemption, may also be liable, upon termination or withdrawal from the plan, for its proportionate share of the multiemployer pension plan's unfunded vested benefit. If we terminate or withdraw from a multiemployer plan, absent an applicable exemption (such as for some plans in the building and construction industry), we could be required to contribute a significant amount of cash to fund the multiemployer plan's unfunded vested benefit, which could materially and adversely affect our financial results; however, since we do not control the multiemployer plans, we are unable to estimate any potential contributions that could be required.

We may experience disproportionately high levels of collection risk and nonpayment if clients in specific geographic areas or industries are adversely affected by factors particular to their geographic area or industry.

Our clients include public and private entities that have been, and may continue to be, negatively impacted by the changing landscape in the global economy. While no one client accounted for over 10% of our revenue for fiscal 2025, we face collection risk as a normal part of our business where we perform services and subsequently bill our clients for such services, or when we make equity investments in majority or minority controlled large-scale client projects and other long-term capital projects before the project completes operational status or completes its project financing. In the event that we have concentrated credit risk from clients in a specific geographic area or industry, continuing negative trends or a worsening in the financial condition of that specific geographic area or industry could make us susceptible to disproportionately high levels of default by those clients. Such defaults could materially adversely impact our revenues, results of operations or accounts receivable.

Our services expose us to significant risks of liability and our insurance policies may not provide adequate coverage.

Our services involve significant risks of professional and other liabilities that may substantially exceed the fees that we derive from such services. In addition, we sometimes contractually assume liability to clients on projects under indemnification or guarantee agreements. We cannot predict the magnitude of potential liabilities from the operation of our business. In addition, in the ordinary course of our business, we frequently make professional judgments and recommendations about environmental and engineering conditions of project sites for our clients. We may be deemed to be responsible for these professional judgments and recommendations if they are later determined to be inaccurate. Any unfavorable legal ruling against us could result in substantial monetary damages or even criminal violations.

Our professional liability policies cover only claims made during the term of the policy. Additionally, our insurance policies may not protect us against potential liability due to various exclusions in the policies and self-insured retention amounts. Partially or completely uninsured claims, if successful and of significant magnitude, could have a material adverse effect on our business.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, suddenly cancel our coverage or otherwise are unable to provide us with adequate insurance coverage, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

If we do not have adequate indemnification for our services related to nuclear materials, it could adversely affect our business and financial condition.

We provide services to the nuclear energy industry primarily related to decontamination and decommissioning of nuclear energy plants. Indemnification provisions under the Price-Anderson Act available to nuclear energy plant operators and contractors do not apply to all liabilities that we might incur while performing services as a radioactive materials cleanup contractor for the nuclear energy industry. If the Price-Anderson Act's indemnification protection does not apply to our services or if our exposure occurs outside the U.S., our business and financial condition could be adversely affected either by our client's refusal to retain us, by our inability to obtain commercially adequate insurance and indemnification, or by potentially significant monetary damages we may incur.

Our backlog of uncompleted projects under contract is subject to unexpected adjustments and cancellations and, thus may not accurately reflect future revenue and profits.

At September 30, 2025, backlog was approximately $39.7 billion. We reported transaction price allocated to remaining unsatisfied performance obligations (RUPO) of $19.7 billion, as described in Note 4, Revenue Recognition, in the notes to our consolidated financial statements. The most significant differences between our backlog and RUPO are backlog contains revenue we expect to record in the future where we have been awarded the work, but the contractual agreement has not yet been signed and revenue related to service contracts that extend beyond the termination provisions of those contracts, where guidance for the calculation of RUPO requires us to assume the contract will be terminated at its earliest convenience. Accordingly, RUPO is $20.0 billion lower than backlog. We cannot guarantee that future revenue will be realized from either category of backlog or, if realized, will result in profits. Many projects may remain in our backlog for an extended period of time because of the size or long-term nature of the contract. In addition, from time to time, projects are delayed, scaled back or canceled. These types of backlog reductions adversely affect the revenue and profits that we ultimately receive from contracts reflected in our backlog.

From time to time, we submit claims to clients for work we performed beyond the initial scope of some of our contracts. If these clients do not approve these claims, our results of operations could be adversely impacted.

We typically have pending claims submitted under some of our contracts for payment of work performed beyond the initial contractual requirements for which we have already recorded revenue. In general, we cannot guarantee that such claims will be approved in whole, in part, or at all. Often, these claims can be the subject of lengthy arbitration or litigation proceedings, and it is difficult to accurately predict when these claims will be fully resolved. When these types of events occur and unresolved claims are pending, we have used working capital in projects to cover cost overruns pending the resolution of the relevant claims. If these claims are not approved, our revenue may be reduced in future periods.

In conducting our business, we depend on other contractors, subcontractors and equipment and material providers. If these parties fail to satisfy their obligations to us or other parties or if we are unable to maintain these relationships, our revenue, profitability and growth prospects could be adversely affected.

We depend on contractors, subcontractors and equipment and material providers in conducting our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a subcontract. Also, to the extent that we cannot acquire equipment and materials at reasonable costs, or if the amount we are required to pay exceeds our estimates, our ability to complete a project in a timely fashion or at a profit may be impaired. In addition, if any of our subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized; we could be held responsible for such failures and/or we may be required to purchase the supplies or services from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the supplies or services are needed.

We also rely on relationships with other contractors when we act as their subcontractor or joint venture partner. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, or if a government agency terminates or reduces these other contractors' programs, does not award them new contracts or refuses to pay under a contract. In addition, due to "pay when paid" provisions that are common in subcontracts in many countries, including the U.S., we could experience delays in receiving payment if the prime contractor experiences payment delays.

If clients use our reports or other work product without appropriate disclaimers or in a misleading or incomplete manner, or if our reports or other work product are not in compliance with professional standards and other regulations, our business could be adversely affected.

The reports and other work product we produce for clients sometimes include projections, forecasts and other forward-looking statements. Such information by its nature is subject to numerous risks and uncertainties, any of which could cause the information produced by us to ultimately prove inaccurate. While we include appropriate disclaimers in the reports that we prepare for our clients, once we produce such written work product, we do not always have the ability to control the manner in which our clients use such information. As a result, if our clients reproduce such information to solicit funds from investors for projects without appropriate disclaimers and the information proves to be incorrect, or if our clients reproduce such information for potential investors in a misleading or incomplete manner, our clients or such investors may threaten to or file suit against us for, among other things, securities law violations. If we were found to be liable for any claims related to our client work product, our business could be adversely affected.

In addition, our reports and other work product may need to comply with professional standards, licensing requirements, securities regulations and other laws and rules governing the performance of professional services in the jurisdiction where the services are performed. We could be liable to third parties who use or rely upon our reports and other work product even if we are not contractually bound to those third parties. These events could in turn result in monetary damages and penalties.

Failure to adequately protect, maintain, or enforce our rights in our intellectual property may adversely limit our competitive position.

Our success depends, in part, upon our ability to protect our intellectual property. We rely on a combination of intellectual property policies and other contractual arrangements to protect much of our intellectual property where we do not believe that trademark, patent or copyright protection is appropriate or obtainable. Trade secrets are generally difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information and/or the infringement of our patents and copyrights. Further, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to adequately protect, maintain, or enforce our intellectual property rights may adversely limit our competitive position.

Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications we and they need to perform services for our customers.

A number of government programs require contractors to have government granted eligibility, such as security clearance credentials. Depending on the project, eligibility can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain the necessary eligibility, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue or profit anticipated from such contract.

Negotiations with labor unions and possible work actions could divert management attention and disrupt operations. In addition, new collective bargaining agreements or amendments to agreements could increase our labor costs and operating expenses.

We regularly negotiate with labor unions and enter into collective bargaining agreements. The outcome of any future negotiations relating to union representation or collective bargaining agreements may not be favorable to us. We may reach agreements in collective bargaining that increase our operating expenses and lower our net income as a result of higher wages or benefit expenses. In addition, negotiations with unions could divert management attention and disrupt operations, which may adversely affect our results of operations. If we are unable to negotiate acceptable collective bargaining agreements, we may have to address the threat of union-initiated work actions, including strikes. Depending on the nature of the threat or the type and duration of any work action, these actions could disrupt our operations and adversely affect our operating results.

Our charter documents contain provisions that may delay, defer or prevent a change of control.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. These provisions include the following:

- ability of our Board of Directors to authorize the issuance of preferred stock in series without stockholder approval;

- vesting of exclusive authority in our Board of Directors to determine the size of the board and to fill vacancies; and

- advance notice requirements for stockholder proposals and nominations for election to our Board of Directors.

We cannot guarantee the timing, amount or payment of dividends.

Although our Board of Directors has adopted a dividend policy under which we intend to pay a regular quarterly cash dividend, the timing and amount of any subsequently declared dividend (or any special dividend) is subject to the discretion of the Board of Directors and will be based on a variety of factors, including cash flows, earnings and financial borrowing availability and other restrictions under our outstanding indebtedness. We are not required to declare dividends and we are restricted under our outstanding indebtedness and could be restricted under future financing or other arrangements. Our Board of Directors may modify or terminate our dividend policy. Accordingly, we cannot provide any assurances that we will pay quarterly or special dividends or the amount or timing thereof. Any reduction or elimination of our dividend policy or dividend payments could have a negative effect on the price of our common stock.

Changes in tax laws could increase our worldwide tax rate and materially affect our results of operations.

We are subject to tax laws in the U.S. and numerous foreign jurisdictions. The U.S. and many international legislative and regulatory bodies continually propose and enact legislation that could significantly impact how U.S. multinational corporations are taxed.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain, and we are regularly subject to audit by tax authorities. Although we believe that our tax estimates and tax positions are reasonable, they could be materially affected by many factors including the final outcome of tax audits and related litigation, the introduction of new tax accounting standards, legislation, regulations and related interpretations.

The Organization for Economic Co-operation and Development (OECD), a global coalition of member countries, has developed a two-pillar framework to reform international taxation. The framework is designed to ensure that multinationals pay a minimum level of tax on their foreign profits through the introduction of a global minimum tax among other provisions. The minimum tax affects our financial statements beginning fiscal 2025 for those operations that are doing business in countries that have enacted the framework. While the current impact is limited, the continued enactment by all OECD countries or by individual countries could result in additional income tax liability, but the timing and ultimate impact on our tax obligations are uncertain.

Due to the large scale of our U.S. and international business activities, many of these proposed changes, if enacted into law, could have an adverse impact on our worldwide effective tax rate, income tax expense and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We maintain a cybersecurity program designed to assess, identify and manage risks from cybersecurity threats that may result in adverse effects on the confidentiality, integrity and availability of our information systems. Dedicated security and information governance and compliance professionals administer the program with oversight by our senior management team.

We utilize a combination of technology controls, service providers, and processes to actively monitor and protect our network and systems. All employees are required to participate in a number of information security training and awareness programs on an annual basis, which include training on how to identify and report cyber risks and events.

We engage industry cybersecurity experts to evaluate and review our cybersecurity programs. These external reviews include regular audits, threat assessments, vulnerability scans, simulated attacks and other advice regarding information security practices. We regularly conduct incident response exercises with key stakeholders.

To manage risks associated with third-party service providers, we typically perform a cybersecurity assessment on new vendors before they are onboarded as a supplier. We conduct periodic reviews of these vendors to evaluate continued compliance with our policies and standards. We strive to ensure that our contracts with such vendors require them to maintain security controls in line with industry practices, applicable laws and our policies. We rely on vendors to notify us in a timely manner of significant cybersecurity incidents, by virtue of the documents governing their relationship with us or applicable law.

Governance

Our Board of Directors ("Board") receives regular updates from management and external consultants which may address a broad range of cybersecurity and IT topics, including trends, regulatory developments, data security policies and practices, cybersecurity incidents, and ongoing efforts to further strengthen our security posture. Our Board reviews key metrics related to cybersecurity on a quarterly basis, and is notified of applicable cybersecurity incidents if and when they occur.

The Chief Information Security Officer ("CISO") heads the cybersecurity program which includes personnel based in several of our global locations. Our CISO brings over 25 years of experience, which includes both consulting and practitioner roles, and maintains the following certifications: Certified Information System Security Professional (CISSP), Certified in Risk and Information Systems Control (CRISC), and Certified Information Security Manager (CISM). Our CISO reports to our Chief Information Officer, up to the Chief Technology Officer, who meets with our Board at least annually to discuss cybersecurity risk and related topics.

Our CISO's team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards and processes. The CISO receives ongoing updates from his team regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents.

In the event of a cybersecurity incident, we have a plan which sets forth a framework to report such incidents to our cybersecurity incident response team. This framework is designed with the goal of enabling the response team to take actions to monitor, mitigate and remediate such incidents in a timely manner. As part of this incident response plan, we have retainers in place with professional service firms to assist with cybersecurity incidents if needed.

Cybersecurity Risks, Threats and Material Incidents

While we are not aware of any cybersecurity incidents that have materially affected us through the date of this report, there can be no guarantee that we will not be the subject of future material cybersecurity incidents. Additional information on cybersecurity risks that we may face can be found in Item 1A – Risk Factors – of this Form 10-K.

ITEM 2. PROPERTIES

Our corporate offices are located in approximately 9,000 square feet of space at 13355 Noel Road, Dallas, Texas. Our other offices, including smaller administrative or project offices, consist of an aggregate of approximately 5.2 million square feet worldwide. Virtually all of our offices are leased. See Note 11 in the notes to our consolidated financial statements for information regarding our lease obligations. We may add additional facilities from time to time in the future as the need arises.

ITEM 3. LEGAL PROCEEDINGS

As a government contractor, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. Intense government scrutiny of contractors' compliance with those laws and regulations through audits and investigations is inherent in government contracting and, from time to time, we receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. Violations can result in civil or criminal liability as well as suspension or debarment from eligibility for awards of new government contracts or option renewals.

We are involved in various investigations, claims and lawsuits in the normal conduct of our business. We are not always aware if we or our affiliates are under investigation or the status of such matters. Although the outcome of our legal proceedings cannot be predicted with certainty and no assurances can be provided, in the opinion of our management, based upon current information and discussions with counsel, with the exception of the matters noted in Note 18, Commitments and Contingencies, to the financial statements contained in this report to the extent stated therein, none of the investigations, claims and lawsuits in which we are involved is expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business. See Note 18, Commitments and Contingencies, to the financial statements contained in this report for a discussion of certain matters to which we are a party. The information set forth in such note is incorporated by reference into this Item 3. From time to time, we establish reserves for litigation when we consider it probable that a loss will occur.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "ACM." According to the records of our transfer agent, there were 1,364 stockholders of record as of November 14, 2025.

Unregistered Sales of Equity Securities

None.

Equity Compensation Plans

The following table presents certain information about shares of AECOM common stock that may be issued under our equity compensation plans as of September 30, 2025:

Plan Category	Column A Number of securities to be issued upon exercise of outstanding options, warrants, and rights[1]	Column B Weighted-average exercise price of Outstanding options, warrants, and rights	Column C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Equity compensation plans approved by stockholders:			
AECOM Stock Incentive Plans	1,357,329 [1]	N/A [2]	11,262,039
AECOM Employee Stock Purchase Plan[3]	N/A	N/A	7,504,394
Total	1,357,329	N/A	18,766,433

[1] Includes 717,898 shares issuable upon the vesting of Restricted Stock Units, and 639,431 shares issuable if specified performance targets are met under Performance Earnings Program Awards (PEP). As of September 30, 2025, there were no options outstanding.

[2] Weighted-average exercise price of outstanding options only.

[3] Amounts only reflected in column (c) and include all shares available for future issuance and subject to outstanding rights.

Performance Measurement Comparison[1]

The following chart compares the cumulative total stockholder return of AECOM stock (ACM) with the cumulative total return of the S&P MidCap 400, and the S&P Mid Cap 400 Commercial & Professional Services Index, from October 2, 2020 to October 3, 2025.

We believe the S&P 400 MidCap is an appropriate independent broad market index, since it measures the performance of similar mid-sized companies in numerous sectors. In addition, we believe the S&P Mid Cap 400 Commercial & Professional Services Index is an appropriate third party published industry index since it measures the performance of professional services companies.


Comparison of Cumulative Total Return
October 2, 2020 - October 3, 2025
2.50
2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Jun-25
Sep-25
AECOM
S&P Mid Cap 400
S&P Mid Cap 400 / Commercial and Professional Services

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Stock Repurchase Program

The following table shows the repurchase activity for each of the three months ended September 30, 2025:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value that May Yet Be Purchased Under the Plans or Programs (1)
July 1 – 31, 2025	—	$ —	—	$ 894,500,000
August 1 – 31, 2025	—	$ —	—	$ 894,500,000
September 1 – 30, 2025	1,970,954	$ 126.91	1,970,954	$ 644,400,000
Total	1,970,954		1,970,954	

(1) On November 15, 2024, the Board approved an increase in the Company's repurchase authorization up to an aggregate amount of $1.0 billion with no expiration date. Stock repurchase can be made through open market purchases or other methods, including pursuant to a Rule 10b5-1 plan.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect the Company's current beliefs, expectations or intentions regarding future events. These statements include forward-looking statements with respect to the Company, including the Company's business, operations and strategy, and infrastructure consulting industry. Statements that are not historical facts, without limitation, including statements that use terms such as "anticipates," "believes," "expects," "estimates," "intends," "may," "plans," "potential," "projects," and "will" and that relate to our future revenues, expenditures and business trends; future reduction of our self-perform at-risk construction exposure; future accounting estimates; future contractual performance obligations; future conversions of backlog; future capital allocation priorities, including common stock repurchases, future trade receivables, future debt pay downs; future post-retirement expenses; future tax benefits and expenses, and the impact of future tax laws; future compliance with regulations; future legal claims and insurance coverage; future effectiveness of our disclosure and internal controls over financial reporting; future costs savings; and other future economic and industry conditions, are forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion of such statements in this Annual Report should not be considered as a representation by us or any other person that our objectives or plans will be achieved. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond our control, including, but not limited to, our business is cyclical and vulnerable to economic downturns and client spending reductions; government shutdowns; changes in administration or other funding directives and circumstances that cause governmental agencies to modify, curtail or terminate our contracts; government contracts are subject to audits and adjustments of contractual terms; long-term government contracts are subject to uncertainties related to government contract appropriations; losses under fixed-price contracts; limited control over operations run through our joint venture entities; liability for misconduct by our employees or consultants; changes in government laws, regulations and policies, including failure to comply with laws or regulations applicable to our business; maintaining adequate surety and financial capacity; potential high leverage and inability to service our debt and guarantees; our capital allocation strategy, including our ability to continue payment of dividends; exposure to political and economic risks in different countries, including tariffs and trade policies, geopolitical events, and conflicts; inflation, currency exchange rates and interest rate fluctuations; changes in capital markets and stock market volatility; retaining and recruiting key technical and management personnel; legal claims and litigation; inadequate insurance coverage; environmental law compliance and inadequate nuclear indemnification; unexpected adjustments and cancellations related to our backlog; partners and third parties who may fail to satisfy their legal obligations; managing pension costs; AECOM Capital's real estate development; cybersecurity issues, IT outages and data privacy; risks associated with the benefits and costs of the sale of our Management Services and self-perform at-risk civil infrastructure, power construction, and oil and gas construction businesses, including the risk that any purchase adjustments from those transactions could be unfavorable and any future proceeds owed to us as part of the transactions could be lower than we expect; risks associated with our strategic initiatives, including AI investments and potential acquisitions and divestitures, as well as other additional risks and factors discussed in this Annual Report on Form 10-K and any subsequent reports we file with the SEC. Accordingly, actual results could differ materially from those contemplated by any forward-looking statement.

All subsequent written and oral forward-looking statements concerning the Company or other matters attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. You are cautioned not to place undue reliance on these forward-looking statements, which speak only to the date they are made. The Company is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise. Please review "Part I, Item 1A—Risk Factors" in this Annual Report for a discussion of the factors, risks and uncertainties that could affect our future results.

Our fiscal year consists of 52 or 53 weeks, ending on the Friday closest to September 30. For clarity of presentation, we present all periods as if the year ended on September 30. We refer to the fiscal year ended September 30, 2024 as "fiscal 2024" and the fiscal year ended September 30, 2025 as "fiscal 2025."

In this section, we discuss the results of our operations for the year ended September 30, 2025 compared to the year ended September 30, 2024. For a discussion on the year ended September 30, 2024 compared to the year ended September 30, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended September 30, 2024.

Overview

We are a leading global provider of professional infrastructure consulting and advisory services for governments, businesses and organizations throughout the world. We provide advisory, planning, consulting, architectural and engineering design, construction and program management services, and investment and development services to public and private clients worldwide in major end markets such as transportation, facilities, water, environmental, and energy.

Our business focuses primarily on providing fee-based knowledge-based services. We primarily derive income from our ability to generate revenue and collect cash from our clients through the billing of our employees' time spent on client projects and our ability to manage our costs. AECOM Capital primarily derives its income from real estate development sales and management fees.

We report our continuing business through three segments, each of which is described in further detail below: Americas, International, and AECOM Capital (ACAP). Such segments are organized by the differing specialized needs of the respective clients, and how we manage the business. We have aggregated various operating segments into our reportable segments based on their similar characteristics, including similar long-term financial performance, the nature of services provided, internal processes for delivering those services, and types of customers.

- *Americas:* Planning, advisory, consulting, architectural and engineering design, construction management and program management services to public and private clients in the United States, Canada, and Latin America in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *International:* Planning, advisory, consulting, architectural and engineering design services, site supervision and program management to public and private clients in Europe, the Middle East, India, Africa and the Asia-Australia-Pacific regions in major end markets such as transportation, water, government, facilities, environmental, and energy.

- *AECOM Capital (ACAP):* Primarily invests in and develops real estate projects.

Our revenue is dependent on our ability to attract and retain qualified and productive employees, identify business opportunities, allocate our labor resources and capital to profitable and high growth markets, secure new contracts, and renew existing client agreements. Demand for our services may be vulnerable to sudden economic downturns and reductions in government and private industry spending, which may result in clients delaying, curtailing or canceling proposed and existing projects. Moreover, as a professional services company, maintaining the high quality of the work generated by our employees is integral to our revenue generation and profitability. Given the global nature of our business, our revenue is exposed to currency rate fluctuations that could change from period to period and year to year.

Our costs consist primarily of the compensation we pay to our employees, including salaries, fringe benefits, the costs of hiring subcontractors, other project-related expenses and sales, general and administrative costs.

At September 30, 2025, we had approximately $644.4 million remaining of the Board's repurchase authorization. On November 15, 2024, the Board approved an increase in our stock repurchase authorization to $1.0 billion. We intend to deploy future available cash towards dividends and stock repurchases consistent with our returns driven capital allocation policy.

We have exited substantially all of our self-perform at-risk construction businesses. As part of our ongoing plan to improve profitability and maintain a reduced risk profile, we continuously evaluate our geographic exposure.

We completed a transaction that transitioned the AECOM Capital team to a new third-party platform in the third quarter of fiscal 2024. Members of the legacy team continue to support AECOM Capital's investment vehicles pursuant to certain advisory agreements in a manner consistent with their historical responsibilities.

Acquisitions

There were two business acquisition consummated during the year ended September 30, 2025. There was one acquisition consummated during the year ended September 30, 2024 and there was no acquisition consummated during the year ended September 30, 2023.

All of our business acquisitions have been accounted for as business combinations and the results of operations of the acquired companies have been included in our consolidated results since the dates of the acquisitions. Those results of operations were not material to our consolidated results.

Components of Income and Expense

		Year Ended September 30,								
		2025		**2024**		**2023**		**2022**		**2021**
						(in millions)				
Other Financial Data:										
Revenue	$	16,140	$	16,105	$	14,378	$	13,148	$	13,341
Cost of revenue		14,923		15,021		13,433		12,300		12,543
Gross profit		1,217		1,084		945		848		798
Equity in earnings (losses) of joint ventures		27		2		(279)		54		35
General and administrative expenses		(158)		(160)		(154)		(147)		(155)
Restructuring and acquisition costs		(59)		(99)		(188)		(108)		(48)
Income from operations	$	1,027	$	827	$	324	$	647	$	630

Revenue

We generate revenue primarily by providing planning, consulting, advisory, architectural and engineering design, construction management and program management services to public and private clients around the world. Our revenue consists of both services provided by our employees and pass-through revenues from subcontractors and other direct costs. We generally recognize revenue over time as performance obligations are satisfied and control over promised goods or services are transferred to our customers. We generally measure progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred.

Cost of Revenue

Cost of revenue reflects the cost of our own personnel (including fringe benefits and overhead expense) and fees from subcontractors and other direct costs associated with revenue.

Equity in Earnings of Joint Ventures

Equity in earnings of joint ventures includes our portion of fees charged by our unconsolidated joint ventures to clients for services performed by us and other joint venture partners along with earnings we receive from our return on investments in unconsolidated joint ventures.

General and Administrative Expenses

General and administrative expenses include corporate expenses, including personnel, occupancy, and administrative expenses.

Restructuring and Acquisition Costs

Restructuring and acquisition costs are comprised of personnel and other costs, real estate costs, and costs associated with business exits and acquisitions primarily related to actions that are expected to deliver continued margin expansion and operating efficiencies.

Geographic Information

For geographic financial information, please refer to Note 4 and Note 19 in the notes to our consolidated financial statements found elsewhere in the Form 10-K.

Critical Accounting Estimates

Our accounting policies, including those described below, often require management to make significant estimates and assumptions using information available at the time the estimates are made. Such estimates and assumptions significantly affect various reported amounts of assets, liabilities, revenue and expenses. If future experience differs significantly from these estimates and assumptions, our results of operations and financial condition could be affected. Our most critical accounting policies and estimates are described below. We have not materially changed our estimation methodology during the period presented.

Revenue Recognition

Our accounting policies establish principles for recognizing revenue upon the transfer of control of promised goods or services to customers. We generally recognize revenues over time as performance obligations are satisfied. We generally measure our progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred. In the course of providing these services, we routinely subcontract for services and incur other direct cost on behalf of our clients. These costs are passed through to clients and, in accordance with accounting rules, are included in our revenue and cost of revenue.

Revenue recognition and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates. Additionally, we are required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unpriced change orders, penalties and liquidated damages. Variable consideration is included in the estimate of transaction price only to the extent that a significant reversal would not be probable. We continuously monitor factors that may affect the quality of our estimates, and material changes in estimates are disclosed accordingly.

Claims Recognition

Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that we seek to collect from customers or others for delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved contracts as to both scope and price or other causes of unanticipated additional costs. Judgment is required to estimate the amount, if any, of revenue to be recognized on claims. We record contract revenue related to claims only if it is probable that the claim will result in additional contract revenue and only to the extent that a significant reversal would not be probable. The amounts recorded, if material, are disclosed in the notes to the financial statements. Costs attributable to claims are treated as costs of contract performance as incurred.

Income Taxes

We provide for income taxes in accordance with principles contained in ASC Topic 740, *Income Taxes*. Under these principles, we recognize the amount of income tax payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the new rate is enacted. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance if it is more likely than not that a portion will not be realized.

We measure and recognize the amount of tax benefit that should be recorded for financial statement purposes for uncertain tax positions taken or expected to be taken in a tax return. With respect to uncertain tax positions, we evaluate the recognized tax benefits for recognition, measurement, derecognition, classification, interest and penalties, interim period accounting and disclosure requirements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

Valuation Allowance. Deferred income taxes are provided on the liability method whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities, as well as for tax attributes such as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and tax rates on the date of enactment of such changes to laws and tax rates.

Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets may not be realized. The evaluation of the recoverability of the deferred tax asset requires the Company to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. Whether a deferred tax asset may be realized requires considerable judgment by us. In considering the need for a valuation allowance, we consider a number of factors including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Whether a deferred tax asset will ultimately be realized is also dependent on varying factors, including, but not limited to, changes in tax laws and audits by tax jurisdictions in which we operate.

If future changes in judgment regarding the realizability of our deferred tax assets lead us to determine that it is more likely than not that we will not realize all or part of our deferred tax asset in the future, we will record an additional valuation allowance. Conversely, if a valuation allowance exists and we determine that the ultimate realizability of all or part of the net deferred tax asset is more likely than not to be realized, then the amount of the valuation allowance will be reduced. This adjustment will increase or decrease income tax expense in the period of such determination.

Undistributed Non-U.S. Earnings. The results of our operations outside of the United States are consolidated for financial reporting; however, earnings from investments in non-U.S. operations are included in domestic U.S. taxable income only when actually or constructively received. No deferred taxes have been provided on the undistributed gross book-tax basis differences of our non-U.S. operations of approximately $1.1 billion because we have the ability to and intend to permanently reinvest these basis differences overseas. If we were to repatriate these basis differences, additional taxes could be due at that time.

We continually explore initiatives to better align our tax and legal entity structure with the footprint of our non-U.S. operations and we recognize the tax impact of these initiatives, including changes in assessment of its uncertain tax positions, indefinite reinvestment exception assertions and realizability of deferred tax assets, earliest in the period when management believes all necessary internal and external approvals associated with such initiatives have been obtained, or when the initiatives are materially complete.

Accrued Professional Liability Costs

We carry professional liability insurance policies or self-insure for our initial layer of professional liability claims under our professional liability insurance policies and for a deductible for each claim even after exceeding the self-insured retention. We accrue for our portion of the estimated ultimate liability for the estimated potential incurred losses. We establish our estimate of loss for each potential claim in consultation with legal counsel handling the specific matters and based on historic trends taking into account recent events. We also use an outside actuarial firm to assist us in estimating our future claims exposure. It is possible that our estimate of loss may be revised based on the actual or revised estimate of liability of the claims.

Fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024

Consolidated Results

	Fiscal Year Ended		Change	
	September 30, 2025	September 30, 2024	$	%
	($ in millions)			
Revenue	$ 16,139.6	$ 16,105.5	$ 34.1	0.2 %
Cost of revenue	14,922.9	15,021.2	(98.3)	(0.7)
Gross profit	1,216.7	1,084.3	132.4	12.2
Equity in earnings of joint ventures	27.0	2.1	24.9	1,185.7
General and administrative expenses	(157.8)	(160.1)	2.3	(1.4)
Restructuring and acquisition costs	(59.4)	(98.9)	39.5	(39.9)
Income from operations	1,026.5	827.4	199.1	24.1
Other income	10.5	17.6	(7.1)	(40.3)
Interest income	62.9	58.6	4.3	7.3
Interest expense	(184.3)	(185.4)	1.1	(0.6)
Income from continuing operations before taxes	915.6	718.2	197.4	27.5
Income tax expense from continuing operations	204.0	153.0	51.0	33.3
Net income from continuing operations	711.6	565.2	146.4	25.9
Net loss from discontinued operations	(75.4)	(105.0)	29.6	(28.2)
Net income	636.2	460.2	176.0	38.2
Net income attributable to noncontrolling interests from continuing operations	(73.3)	(59.3)	(14.0)	23.6
Net (loss) income attributable to noncontrolling interests from discontinued operations	(1.1)	1.4	(2.5)	(178.6)
Net income attributable to noncontrolling interests	(74.4)	(57.9)	(16.5)	28.5
Net income attributable to AECOM from continuing operations	638.3	505.9	132.4	26.2
Net loss attributable to AECOM from discontinued operations	(76.5)	(103.6)	27.1	(26.2)
Net income attributable to AECOM	$ 561.8	$ 402.3	$ 159.5	39.6 %

The following table presents the percentage relationship of statement of operations items to revenue:

	Fiscal Year Ended	
	September 30, 2025	September 30, 2024
Revenue	100.0 %	100.0 %
Cost of revenue	92.5	93.3
Gross profit	7.5	6.7
Equity in earnings of joint ventures	0.2	0.0
General and administrative expenses	(0.9)	(1.0)
Restructuring and acquisition costs	(0.4)	(0.6)
Income from operations	6.4	5.1
Other income	0.1	0.1
Interest income	0.4	0.4
Interest expense	(1.2)	(1.1)
Income from continuing operations before taxes	5.7	4.5
Income tax expense from continuing operations	1.3	1.0
Net income from continuing operations	4.4	3.5
Net loss from discontinued operations	(0.5)	(0.6)
Net income	3.9	2.9
Net income attributable to noncontrolling interests from continuing operations	(0.5)	(0.4)
Net (loss) income attributable to noncontrolling interests from discontinued operations	0.0	0.0
Net income attributable to noncontrolling interests	(0.5)	(0.4)
Net income attributable to AECOM from continuing operations	3.9	3.1
Net loss attributable to AECOM from discontinued operations	(0.5)	(0.6)
Net income attributable to AECOM	3.4 %	2.5 %

Revenue

Our revenue for the year ended September 30, 2025 increased $34.1 million, or 0.2%, to $16,139.6 million as compared to $16,105.5 million for the corresponding period last year.

The portion of revenue excluding pass-through revenues attributable to subcontractors increased for the year ended September 30, 2025. Underlying revenue excluding pass-through revenues increased across most of our end markets as a result of increased investment by large, publicly financed, global infrastructure programs including the Infrastructure Investment and Jobs Act in the U.S. and similar large programs in our largest end markets globally. Our Water end market has been benefiting from increased investment to address drought, flooding, emerging containment remediation, water storage, and clean and safe drinking water. Our Transportation end market has been benefitting from incremental investments across the globe to modernize transportation infrastructure and address growth and urbanization trends, while our Environment end market has been benefiting from infrastructure that requires permitting and compliance, and remediation as well as investments in energy. Our Facilities end market has been benefiting from positive public sector investment, trends in asset maintenance and repositioning as well as demand for modern, efficient facilities. The quantification of the impact of these trends by end market is noted within our Americas and International reportable segments discussion below, where applicable, and represents substantially all of our revenue change.

In the course of providing our services, we routinely subcontract for services and incur other direct costs on behalf of our clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in our revenue and cost of revenue. Because these pass-through revenues can change significantly from project to project and period to period, changes in revenue may not be indicative of business trends. Pass-through revenues for the years ended September 30, 2025 and 2024 were $8.6 billion and $8.9 billion, respectively. Pass-through revenue as a percentage of total revenue was 53% and 56% during the year ended September 30, 2025 and 2024, respectively.

Cost of Revenue

Our cost of revenue decreased to $14,922.9 million for the year ended September 30, 2025 compared to $15,021.2 million for the corresponding period last year, a decrease of $98.3 million, or 0.7%.

Substantially all of the change in our cost of revenue for the year ended September 30, 2025 occurred in our Americas and International reportable segments, which is discussed in more detail below.

Gross Profit

Our gross profit for the year ended September 30, 2025 increased $132.4 million, or 12.2%, to $1,216.7 million as compared to $1,084.3 million for the corresponding period last year. For the year ended September 30, 2025, gross profit, as a percentage of revenue, increased to 7.5% from 6.7% in the year ended September 30, 2024.

Gross profit changes were due to the reasons noted in Americas and International reportable segments below.

Equity in Earnings of Joint Ventures

Our equity in earnings of joint ventures for the year ended September 30, 2025 was $27.0 million as compared to $2.1 million in the corresponding period last year.

The increase in equity in earnings of joint ventures for the year ended September 30, 2025 compared to the same period in the prior year was primarily due to impairment losses recorded by our AECOM Capital segment in fiscal 2024 that did not repeat in fiscal 2025.

General and Administrative Expenses

Our general and administrative expenses for the year ended September 30, 2025 decreased $2.3 million, or 1.4%, to $157.8 million as compared to $160.1 million for the corresponding period last year. For the year ended September 30, 2025, general and administrative expenses as a percentage of revenue decreased to 0.9% from 1.0% for the corresponding period last year.

The decrease in general and administrative expenses for the year ended September 30, 2025 was primarily due to ongoing efforts to drive efficiencies and streamline operations.

Restructuring and Acquisition Costs

Restructuring and acquisition costs are comprised of personnel costs, real estate costs, and costs associated with business acquisitions and exits. During the fiscal year ended September 30, 2025, we incurred total restructuring expenses of $59.4 million primarily related to actions taken for acquisitions and optimizing our organization structure. During fiscal year ended September 30, 2024, we incurred total restructuring expenses of $98.9 million primarily related to costs incurred to continue to align our real estate portfolio with our employee flexibility initiatives, continue our exit of certain countries in Southeast Asia, drive support function efficiency, and reduce our risk profile.

Other Income

Our other income for the year ended September 30, 2025 decreased to $10.5 million from $17.6 million for the corresponding period last year.

The decrease in other income for the year ended September 30, 2025 was primarily due to the decrease in fair value of our investments measured at fair value.

Interest Income

Our interest income for the year ended September 30, 2025 increased to $62.9 million from $58.6 million for the corresponding period last year.

The increase in interest income for the year ended September 30, 2025 was primarily due to an increase in our interest-bearing assets.

Interest Expense

Our interest expense for the year ended September 30, 2025 was $184.3 million as compared to $185.4 million for the corresponding period last year.

The decrease in interest expense for the year ended September 30, 2025 was primarily due to additional financing charges recorded in fiscal 2024 related to the New Credit Facilities, defined below, that did not repeat in the current fiscal year.

Income Tax Expense

Our income tax expense for the year ended September 30, 2025 was $204.0 million compared to $152.9 million for the year ended September 30, 2024. The increase in tax expense for the current period compared to the corresponding period last year was due primarily to the tax impact of an increase in pre-tax income of $197.4 million, an increase in tax expense of $28.1 million related to changes in uncertain tax positions, an increase in tax expense of $24.6 million related to state income taxes, a reduction in tax expense of $20.2 million related to the sale of ACAP investments in fiscal 2024, and a tax benefit of $20.1 million related to deferred tax assets recognized due to legal entity restructuring implemented in fiscal 2025.

During fiscal 2025, we recorded a reserve of $47.0 million related to uncertain tax positions associated with federal and state tax credits claimed for years subject to examination by the tax authorities. The reserve reflects our assessment that it is more likely than not that a portion of the credits may not be sustained under examination based on recent discussions and developments related to our ongoing audits.

During fiscal 2025, we recognized deferred tax assets of $20.1 million related to legal entity restructuring. The restructuring resulted in the recognition of deferred tax assets related to tax attributes that are expected to be utilized against future taxable income.

During fiscal 2024, we recorded an increase in tax benefit of $38.4 million related to state income taxes due to apportionment factor changes for fiscal years 2016 through 2023. This benefit was partially offset by an increase in tax expense of $23.0 million related to uncertain tax positions.

During fiscal 2024, we sold certain ACAP investments and recorded a reduction in valuation allowances of $21.0 million and a reduction in deferred tax assets of $20.2 million. In addition, we recorded a valuation allowance of $9.3 million related to the remaining ACAP investments.

During fiscal 2024, we approved a tax planning strategy and restructured certain operations in Canada which resulted in a release of a valuation allowance related to net operating losses and other deferred tax assets of $11.7 million.

During fiscal 2024, we settled the tax audit in Hong Kong for fiscal year 2011 through fiscal year 2021 and recorded a tax benefit of $6.9 million due primarily to changes in uncertain tax positions.

During fiscal 2023, valuation allowances in the amount of $21.0 million related to the ACAP impairment charge were established for the portion of the charge that is not expected to be realized.

The OECD has introduced the Base Erosion and Profit Shifting (BEPS) 2.0 framework which includes Pillar 2. Pillar 2 introduces a 15% global minimum tax for large multinational enterprises in each of the jurisdictions that they operate. Many countries have enacted the Pillar 2 global minimum tax regime including some countries where we operate. The implementation of Pillar 2 does not have a material impact on our consolidated financial statements for fiscal 2025. The company is actively monitoring developments related to Pillar 2 and will continue to assess the impact.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act which permanently extends many provisions of the Tax Cuts and Jobs Act of 2017 and introduces new tax provisions relevant for multinational businesses. Most of the new provisions take effect starting in fiscal 2026. Based on our assessment, we do not expect the legislation to have a material impact on our consolidated financial statements.

We are currently under tax audit in several jurisdictions including the U.S. where our federal income tax returns for fiscal 2017 through 2020 are being examined by the IRS. Disputes can arise with tax authorities involving issues related to the timing of deductions, the calculation and use of credits, and the taxation of income in various tax jurisdictions because of differing interpretations or application of tax laws, regulations, and relevant facts. The IRS is currently auditing certain tax credits and the methodology for calculating the credits. We will continue to monitor developments related to the examination and will adjust the reserve as necessary based on changes in facts and circumstances, including the resolution of the audit.

We regularly integrate and consolidate our business operations and legal entity structure, and such internal initiatives could impact the assessment of uncertain tax positions, indefinite reinvestment assertions and the realizability of deferred tax assets.

Net Loss From Discontinued Operations

During the first quarter of fiscal 2020, management approved a plan to dispose of via sale our self-perform at-risk construction businesses. As a result of these strategic actions, the self-perform at-risk construction businesses were classified as discontinued operations.

Net loss from discontinued operations was $75.4 million for the year ended September 30, 2025 compared to $105.0 million for the year ended September 30, 2024, a decrease of $29.6 million.

The decrease in net loss from discontinued operations for the year ended September 30, 2025 was primarily due to the settlement of contingent consideration related to the sale of our civil infrastructure construction business in fiscal 2024 that did not recur in fiscal 2025 partially offset by a revision to estimated recoveries on a refinery turnaround project resulting from unfavorable court orders that occurred in fiscal 2025.

Net Income Attributable to AECOM

The factors described above resulted in the net income attributable to AECOM of $561.8 million for the year ended September 30, 2025, as compared to the net income attributable to AECOM of $402.3 million for the year ended September 30, 2024.

Results of Operations by Reportable Segment

Americas

	Fiscal Year Ended			
	September 30, 2025	September 30, 2024	Change	
			$	%
	(in millions)			
Revenue	$ 12,525.9	$ 12,485.7	$ 40.2	0.3 %
Cost of revenue	11,643.8	11,726.6	(82.8)	(0.7)
Gross profit	$ 882.1	$ 759.1	$ 123.0	16.2 %

The following table presents the percentage relationship of statement of operations items to revenue:

	Fiscal Year Ended	
	September 30, 2025	September 30, 2024
Revenue	100.0 %	100.0 %
Cost of revenue	93.0	93.9
Gross profit	7.0 %	6.1 %

Revenue

Revenue for our Americas segment for the year ended September 30, 2025 increased $40.2 million, or 0.3%, to $12,525.9 million as compared to $12,485.7 million for the corresponding period last year.

Pass-through revenues on contracts for which we subcontract work on behalf of our clients decreased $307.4 million for the year ended September 30, 2025 compared to the corresponding period last year. Revenue from increased project activity in the Americas included growth in our Transportation end market of $261.1 million, or 11.7%, and our Water and Environment end markets of $127.4 million, or 6.0%, offset by a decrease in our Facilities end market of $344.7 million, or 4.3%, compared to the corresponding period last year.

Cost of Revenue

Cost of revenue for our Americas segment for the year ended September 30, 2025 decreased by $82.8 million, or 0.7%, to $11,643.8 million compared to $11,726.6 million for the corresponding period last year.

The decrease in cost of revenue for the year ended September 30, 2025 was primarily due to the decreases in subcontractor and other direct costs offset by increased project activity.

Gross Profit

Gross profit for our Americas segment for the year ended September 30, 2025 increased $123.0 million, or 16.2%, to $882.1 million as compared to $759.1 million for the corresponding period last year. As a percentage of revenue, gross profit increased to 7.0% of revenue for the year ended September 30, 2025 from 6.1% in the corresponding period last year.

The increase in gross profit for the year ended September 30, 2025 was primarily due to the benefit from restructuring actions taken last year, growth in enterprise capability centers, ongoing continuous improvement initiatives, and growth in higher margin advisory services.

International

	Fiscal Year Ended			
	September 30, 2025	September 30, 2024	Change	
			$	%
	(in millions)			
Revenue	$ 3,613.2	$ 3,618.4	$ (5.2)	(0.1)%
Cost of revenue	3,279.1	3,294.6	(15.5)	(0.5)
Gross profit	$ 334.1	$ 323.8	$ 10.3	3.2 %

The following table presents the percentage relationship of statement of operations items to revenue:

	Fiscal Year Ended	
	September 30, 2025	September 30, 2024
Revenue	100.0 %	100.0 %
Cost of revenue	90.8	91.1
Gross profit	9.2 %	8.9 %

Revenue

Revenue for our International segment for the year ended September 30, 2025 decreased $5.2 million, or 0.1%, to $3,613.2 million as compared to $3,618.4 million for the corresponding period last year.

Revenue for the year ended September 30, 2025 decreased primarily due to a $66.3 million decrease in pass-through revenues on contracts for which we subcontract work on behalf of our client compared to the corresponding period in the prior year. The decrease in revenue was primarily attributable to a $67.9 million, or 5.2%, decrease in our Transportation end market, partially offset by growth in our Water and Environment end market of $40.2 million, or 5.2%, and in our Transportation end market of $18.8 million, or 1.3%, compared to the corresponding period last year, which have benefited from the end market trends discussed in the consolidated revenue section above.

Cost of Revenue

Cost of revenue for our International segment for the year ended September 30, 2025 decreased $15.5 million, or 0.5%, to $3,279.1 million as compared to $3,294.6 million for the corresponding period last year.

The decrease in cost of revenue for the year ended September 30, 2025 was primarily due to a decrease compared to the corresponding period in the prior year of subcontractor and other direct costs of $66.3 million, partially offset by increased project activity.

Gross Profit

Gross profit for our International segment for the year ended September 30, 2025 increased $10.3 million, or 3.2%, to $334.1 million as compared to $323.8 million for the corresponding period last year. As a percentage of revenue, gross profit increased to 9.2% of revenue for the year ended September 30, 2025 from 8.9% in the corresponding period last year.

The increase in gross profit and gross profit as a percentage of revenue for the year ended September 30, 2025 were primarily due to benefits from restructuring actions taken last year, ongoing exits from lower margin countries, growth in the enterprise capability centers, and continuous improvement initiatives.

AECOM Capital

	Fiscal Year Ended			
	September 30, 2025	September 30, 2024	Change	
			$	%
	(in millions)			
Revenue	$ 0.5	$ 1.4	$ (0.9)	(64.3)%
Equity in losses of joint ventures	$ (0.5)	$ (26.9)	$ 26.4	(98.1)%
General and administrative expenses	$ (9.0)	$ (15.0)	$ 6.0	(40.0)%

Equity in losses of joint ventures for the year ended September 30, 2025 was $0.5 million compared to a loss of $26.9 million for the corresponding period last year. The change in equity in losses of joint ventures for the year ended September 30, 2025 was primarily due to impairment losses of $35.9 million recognized in the fiscal 2024 that did not repeat in fiscal 2025.

The decrease of $6.0 million in general and administrative expenses for the year ended September 30, 2025 compared to the corresponding period last year was due to nonrecurring expenses related to the evaluation of strategic options and the transition of the AECOM Capital business to a third-party platform that occurred in fiscal year 2024 but did not repeat in fiscal year 2025.

Liquidity and Capital Resources

Cash Flows

Our principal sources of liquidity are cash flows from operations, borrowings under our credit facilities, and access to financial markets. Our principal uses of cash are operating expenses, capital expenditures, working capital requirements, acquisitions, repurchases of common stock, dividend payments, and refinancing or repayment of debt. We believe our anticipated sources of liquidity including operating cash flows, existing cash and cash equivalents, borrowing capacity under our revolving credit facility and our ability to issue debt or equity, if required, will be sufficient to meet our projected cash requirements for at least the next twelve months. We expect to spend approximately $45 million for restructuring in fiscal 2026 associated with restructuring actions taken in prior periods that are expected to deliver continued margin improvement and efficiencies.

Generally, we do not provide for U.S. taxes or foreign withholding taxes on gross book-tax basis differences in our non-U.S. subsidiaries because such basis differences are able to and intended to be reinvested indefinitely. At September 30, 2025, we have determined that we will continue to indefinitely reinvest the earnings of some foreign subsidiaries and, therefore, we will continue to account for these undistributed earnings based on our existing accounting under ASC 740 and not accrue additional tax. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable because of the complexities of the hypothetical calculation. Based on the available sources of cash flows discussed above, we anticipate we will continue to have the ability to permanently reinvest these remaining amounts.

At September 30, 2025, cash and cash equivalents were $1,585.7 million, an increase of $0.9 million, or 0.1%, from $1,584.9 million at September 30, 2024, which included cash and cash equivalents included in current assets held for sale in fiscal year 2024.

Net cash provided by operating activities was $821.6 million for the year ended September 30, 2025 as compared to $827.5 million for the year ended September 30, 2024. The change was primarily attributable to an increase in net income of approximately $176.0 million and cash provided by changes in working capital of $8.3 million, offset by a decrease in adjustments for non-cash items of approximately $190.1 million. The sale of trade receivables to financial institutions included in operating cash flows decreased $38.0 million during the year ended September 30, 2025 compared to the year ended September 30, 2024. We expect to continue to sell trade receivables in the future as long as the terms continue to remain favorable to us.

Net cash used in investing activities was $413.2 million for the year ended September 30, 2025, as compared to $210.6 million for the year ended September 30, 2024. The change was primarily attributable to cash payments for business acquisitions, net of cash acquired, of $212.5 million in fiscal year 2025 compared to $18.7 million in fiscal year 2024.

Net cash used in financing activities was $403.7 million for the year ended September 30, 2025, as compared to $295.5 million for the year ended September 30, 2024. The change from the prior year was primarily attributable to $320.1 million in net cash proceeds pursuant to Amendment No. 14 of the Credit Agreement that occurred in the third quarter of fiscal 2024, partially offset by the $191.3 million of net additional borrowings in fiscal year 2025 from the issuance of the 2033 Senior Notes and the redemption of the 2027 Senior Notes. Total borrowings under our Credit Agreement may vary during the period as we regularly draw and repay amounts to fund working capital.

Working Capital

Working capital, or current assets less current liabilities, decreased $119.7 million, or 17.6%, to $801.4 million at September 30, 2025 from $681.7 million at September 30, 2024. Net accounts receivable and contract assets, net of contract liabilities, decreased to $3,194.4 million at September 30, 2025 from $3,301.4 million at September 30, 2024.

Days Sales Outstanding (DSO), which includes net accounts receivable and contract assets, net of contract liabilities, was 74 days at September 30, 2025 compared to 70 days at September 30, 2024.

In Note 4, Revenue Recognition, in the notes to our consolidated financial statements, a comparative analysis of the various components of accounts receivable is provided. Except for claims, substantially all contract assets are expected to be billed and collected within twelve months.

Contract assets related to claims are recorded only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. In such cases, revenue is recorded only to the extent that contract costs relating to the claim have been incurred. Award fees in contract assets are accrued only when there is sufficient information to assess contract performance. On contracts that represent higher than normal risk or technical difficulty, award fees are generally deferred until an award fee letter is received.

Because our revenue depends to a great extent on billable labor hours, most of our charges are invoiced following the end of the month in which the hours were worked, the majority usually within 15 days. Other direct costs are normally billed along with labor hours. However, as opposed to salary costs, which are generally paid on either a bi-weekly or monthly basis, other direct costs are generally not paid until payment is received (in some cases in the form of advances) from the customers.

Debt

Debt consisted of the following:

	September 30, 2025		September 30, 2024
	(in millions)		
Credit Agreement	$	1,439.9	$	1,446.6
2027 Senior Notes		—		997.3
2033 Senior Notes		1,200.0		—
Other debt		103.8		95.9
Total debt		2,743.7		2,539.8
Less: Current portion of debt and short-term borrowings		(66.3)		(66.9)
Less: Unamortized debt issuance costs		(30.2)		(22.6)
Long-term debt	$	2,647.2	$	2,450.3

The following table presents, in millions, scheduled maturities of our debt as of September 30, 2025:

Fiscal Year		
2026	$	66.3
2027		31.2
2028		22.1
2029		761.3
2030		6.8
Thereafter		1,856.0
Total	$	2,743.7

Credit Agreement

On April 19, 2024, we entered into Amendment No. 14 to Syndicated Facility Agreement (as amended, modified or otherwise supplemented, the "Credit Agreement"), pursuant to which we obtained a new $1,500,000,000 revolving credit facility (the "New Revolving Credit Facility"), a new $750,000,000 term loan A facility (the "New Term A Facility" and, together with the New Revolving Credit Facility, the "New Pro Rata Facilities") and a new $700,000,000 term loan B facility (the "New Term B Facility" and, together with the New Pro Rata Facilities, the "New Credit Facilities"). The New Revolving Credit Facility and the New Term A Facility mature on April 19, 2029. The New Term B Facility matures on April 19, 2031. The New Term A Facility and the New Term B Facility were borrowed in full on April 19, 2024 in U.S. dollars. Loans under the New Revolving Credit Facility may be borrowed, and letters of credit thereunder may be issued, in U.S. dollars or in certain foreign currencies. The New Credit Facilities replace in full our then-existing revolving credit facility, term loan A facility and term loan B facility, and borrowings under the New Credit Facilities were used to refinance in full our existing credit facilities and for general corporate purposes. The Credit Agreement permits us to designate certain of our subsidiaries as additional co-borrowers from time to time. Currently, there are no co-borrowers under the New Credit Facilities. On October 29, 2024, we entered into Amendment No. 15 to Syndicated Facility Agreement, pursuant to which we reduced the interest rate spread applicable to our New Term B Facility.

Borrowings under (a) the New Revolving Credit Facility (in U.S. dollars) and the New Term A Facility bear interest at a rate per annum equal to, at our option, (i) a Term SOFR rate (with a 0% floor and SOFR adjustment of 0.10%) or (ii) a base rate (with a 0% floor), in each case, as of September 30, 2025 plus an applicable margin of 1.225% in the case of the Term SOFR rate and 0.225% in the case of the base rate, and (b) the New Revolving Credit Facility in currencies other than U.S. dollars bear interest at a rate per annum equal to the applicable reference rate for such currency (including any related adjustments), plus an applicable margin of 1.225%. The applicable margin is subject, in each case, to adjustment based on the Company's consolidated leverage ratio from time to time.

Borrowings under the New Term B Facility, after giving effect to Amendment No. 15 to Syndicated Facility Agreement, bear interest at a rate per annum equal to, at our option, (a) a Term SOFR rate (with a 0% floor and a SOFR adjustment of 0%) or (b) a base rate (with a 0% floor), in each case, plus an applicable margin of 1.75% in the case of the Term SOFR rate and 0.75% in the case of the base rate.

Certain of our material subsidiaries (the "Guarantors") have guaranteed our obligations of the borrowers under the Credit Agreement, subject to certain exceptions. The borrowers' obligations under the Credit Agreement are secured by a lien on substantially all of our assets and the Guarantors' assets, subject to certain exceptions.

The Credit Agreement contains customary negative covenants that include, among other things, limitations on our ability and certain of our subsidiaries, subject to certain exceptions, to incur liens and debt, make investments, dispositions, and restricted payments, change the nature of our business, consummate mergers, consolidations and the sale of all or substantially all of our respective assets and transact with affiliates. We are also required to maintain a consolidated leverage ratio of less than or equal to 4.00 to 1.00 (subject to certain adjustments in connection with permitted acquisitions), tested on a quarterly basis (the "Financial Covenant"). The Financial Covenant does not apply to the New Term B Facility. As of September 30, 2025, we were in compliance with the covenants of the Credit Agreement.

The Credit Agreement contains customary affirmative covenants, including, among other things, compliance with applicable law, preservation of existence, maintenance of properties and of insurance, and keeping proper books and records. The Credit Agreement contains customary events of default, including, among other things, nonpayment of principal, interest or fees, cross-defaults to other debt, inaccuracies of representations and warranties, failure to perform covenants, events of bankruptcy and insolvency, change of control and unsatisfied judgments, subject in certain cases to notice and cure periods and other exceptions.

At September 30, 2025 and September 30, 2024, letters of credit totaled $4.4 million and $4.4 million, respectively, under our New Revolving Credit Facility. As of September 30, 2025 and September 30, 2024, we had $1,495.6 million and $1,495.6 million, respectively, available under our New Revolving Credit Facility.

2027 Senior Notes

On February 21, 2017, we completed a private placement offering of $1,000,000,000 aggregate principal amount of our unsecured 5.125% Senior Notes due 2027 (the "2027 Senior Notes"). On June 30, 2017, we completed an exchange offer to exchange the unregistered 2027 Senior Notes for registered notes, as well as related guarantees. In July 2025, we used a portion of the proceeds of the 2033 Senior Notes (defined below) to purchase $732,914,000 in principal amount of the 2027 Senior Notes that were validly tendered and not validly withdrawn at or prior to the expiration date of our tender offer for the 2027 Senior Notes. In August 2025, we redeemed the remaining 2027 Senior Notes with a portion of the proceeds of the 2033 Senior Notes. The purchase and redemption included an aggregate make-whole payment of $9.1 million.

2033 Senior Notes

On July 22, 2025, we completed an offering of $1,200,000,000 aggregate principal amount of our 6.000% Senior Notes due 2033 (the "2033 Senior Notes"). As of September 30, 2025, the estimated fair value of the 2033 Senior Notes was approximately $1,227.0 million. The fair value of the 2033 Senior Notes as of September 30, 2025 was derived by taking the mid-point of the trading prices from an observable market input (Level 2) in the secondary bond market and multiplying it by the outstanding balance of the 2033 Senior Notes.

Interest will be payable on the 2033 Senior Notes at a rate of 6.000% per annum. Interest on the 2033 Senior Notes will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2026. The 2033 Senior Notes will mature on August 1, 2033.

Prior to August 1, 2028, we may redeem all or part of the 2033 Senior Notes at a redemption price equal to 100% of the principal amount to be redeemed, plus a "make whole" premium as of the redemption date, and accrued and unpaid interest to, but excluding, the redemption date. In addition, prior to August 1, 2028, we may redeem up to 40% of the aggregate principal amount of the 2033 Senior Notes with proceeds from certain equity offerings at a redemption price equal to 106% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Furthermore, at any time on or after August 1, 2028, we may redeem on one or more occasions all or part of the 2033 Senior Notes at the redemption prices set forth below, plus accrued and unpaid interest thereon to, but excluding, the redemption date, if redeemed during the 12-month period beginning on August 1 of each of the years indicated below:

	Percentage
2028	103.000%
2029	101.500%
2030 and thereafter	100.000%

The indenture pursuant to which the 2033 Senior Notes were issued contains customary events of default, including, among other things, payment default, failure to provide certain notices thereunder and certain provisions related to bankruptcy events. The indenture also contains customary negative covenants.`

Other Debt and Other Items

Other debt consists primarily of obligations under capital leases and loans and unsecured credit facilities. The unsecured credit facilities are primarily used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2025 and September 30, 2024, these outstanding standby letters of credit totaled $899.4 million and $934.5 million. As of September 30, 2025, we had $367.4 million available under these unsecured credit facilities.

Effective Interest Rate

Our average effective interest rate on our total debt, including the effects of the interest rate swap and interest rate cap agreements, during the years ended September 30, 2025, 2024 and 2023 was 5.1%, 5.6% and 5.3%, respectively.

Interest expense in the consolidated statements of operations included amortization of deferred debt issuance costs for the years ended September 30, 2025, 2024 and 2023 of $7.4 million, $7.6 million and $4.9 million, respectively.

Other Commitments

We enter into various joint venture arrangements to provide architectural, engineering, program management, construction management and operations and maintenance services. The ownership percentage of these joint ventures is typically representative of the work to be performed or the amount of risk assumed by each joint venture partner. Some of these joint ventures are considered variable interest entities. We have consolidated all joint ventures for which we have control. For all others, our portion of the earnings is recorded in equity in earnings of joint ventures. See Note 6, Joint Ventures and Variable Interest Entities, in the notes to our consolidated financial statements.

Other than normal property and equipment additions and replacements, expenditures to further the implementation of our various information technology systems, commitments under our incentive compensation programs, amounts we may expend to repurchase stock under our stock repurchase program and acquisitions from time to time and disposition costs, we currently do not have any significant capital expenditures or outlays planned except as described below. However, if we acquire additional businesses in the future or if we embark on other capital-intensive initiatives, additional working capital may be required.

Under our secured revolving credit facility and other facilities discussed in Other Debt and Other Items above, as of September 30, 2025, there was approximately $903.8 million including both continuing and discontinued operations, outstanding under standby letters of credit primarily issued in connection with general and professional liability insurance programs and for contract performance guarantees. For those projects for which we have issued a performance guarantee, if the project subsequently fails to meet guaranteed performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to achieve the required performance standards.

We recognized on our balance sheet the funded status of our pension benefit plans, measured as the difference between the fair value of plan assets and the projected benefit obligation. At September 30, 2025, our defined benefit pension plans had an aggregate deficit (the excess of projected benefit obligations over the fair value of plan assets) of approximately $89.4 million. The total amounts of employer contributions paid for the year ended September 30, 2025 were $10.6 million for U.S. plans and $23.7 million for non-U.S. plans. Funding requirements for each plan are determined based on the local laws of the country where such plan resides. In some countries, the funding requirements are mandatory while in other countries, they are discretionary. There is a required minimum contribution for one of our domestic plans; however, we may make additional discretionary contributions. In the future, such pension funding may increase or decrease depending on changes in the levels of interest rates, pension plan performance and other factors. In addition, we have

47

collective bargaining agreements with unions that require us to contribute to various third-party multiemployer plans that we do not control or manage. For the year ended September 30, 2025, we contributed $2.7 million to multiemployer pension plans.

Condensed Combined Financial Information

The 2027 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by some of AECOM's directly and indirectly 100% owned subsidiaries (the Subsidiary Guarantors). Accordingly, AECOM became subject to the requirements of Rule 3-10 of Regulation S-X, as amended, regarding financial statements of guarantors and issuers of guaranteed securities. Other than customary restrictions imposed by applicable statutes, there are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to AECOM in the form of cash dividends, loans or advances.

The following tables present condensed combined summarized financial information for AECOM and the Subsidiary Guarantors. All intercompany balances and transactions are eliminated in the presentation of the combined financial statements. Amounts provided do not represent our total consolidated amounts as of September 30, 2025 and for the twelve months then ended.

Condensed Combined Balance Sheets
Parent and Subsidiary Guarantors
(unaudited - in millions)

	September 30, 2025
Current assets	$ 3,367.3
Non-current assets	3,189.2
Total assets	$ 6,556.5
Current liabilities	$ 2,853.8
Non-current liabilities	3,102.8
Total liabilities	5,956.6
Total stockholders' equity	599.9
Total liabilities and stockholders' equity	$ 6,556.5

Condensed Combined Statement of Operations
Parent and Subsidiary Guarantors
(unaudited - in millions)

	For the twelve months ended September 30, 2025
Revenue	$ 9,458.6
Cost of revenue	9,011.7
Gross profit	446.9
Net income from continuing operations	86.0
Net loss from discontinued operations	—
Net income	$ 86.0
Net income attributable to AECOM	$ 86.0

Commitments and Contingencies

48

We record amounts representing our probable estimated liabilities relating to claims, guarantees, litigation, audits and investigations. We rely in part on qualified actuaries to assist us in determining the level of reserves to establish for insurance-related claims that are known and have been asserted against us, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations. Our reasonably possible loss disclosures are presented on a gross basis prior to the consideration of insurance recoveries. We do not record gain contingencies until they are realized. In the ordinary course of business, we may not be aware that we or our affiliates are under investigation and may not be aware of whether or not a known investigation has been concluded.

In the ordinary course of business, we may enter into various arrangements providing financial or performance assurance to clients, lenders, or partners. Such arrangements include standby letters of credit, surety bonds, and corporate guarantees to support the creditworthiness or the project execution commitments of its affiliates, partnerships and joint ventures. The Company's unsecured credit arrangements are used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2025 and 2024, these outstanding standby letters of credit totaled $899.4 million and $934.5 million, respectively. As of September 30, 2025, the Company had $367.4 million available under these unsecured credit facilities. Performance arrangements typically have various expiration dates ranging from the completion of the project contract and extending beyond contract completion in some circumstances such as for warranties. The Company may also guarantee that a project, when complete, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, the Company may incur additional costs, pay liquidated damages or be held responsible for the costs incurred by the client to achieve the required performance standards. The potential payment amount of an outstanding performance arrangement is typically the remaining cost of work to be performed by or on behalf of third parties. Generally, under joint venture arrangements, if a partner is financially unable to complete its share of the contract, the other partner(s) may be required to complete those activities

At September 30, 2025, we were contingently liable in the amount of approximately $903.8 million in issued standby letters of credit and $5.6 billion in issued surety bonds primarily to support project execution.

In the ordinary course of business, we enter into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities.

Our investment adviser jointly manages and sponsors the AECOM-Canyon Equity Fund, L.P. (the "Fund"), in which we indirectly hold an equity interest and have an ongoing capital commitment to fund investments. At September 30, 2025, the Company has capital commitments of $5.1 million to the Fund over the next three years.

In addition, in connection with the investment activities of AECOM Capital, we provide guarantees of certain contractual obligations, including guarantees for completion of projects, limited debt repayment, environmental indemnity obligations and other lender required guarantees.

In February 2024, we were informed of a potential liability as one of the indemnitors on a divested business' surety bonds. We do not have sufficient information to determine the range of potential impacts, however, it is reasonably possible that we may incur additional costs related to these bonds.

In connection with the resolution of contingencies related to the sale of the civil infrastructure construction business, we agreed to act as an additional guarantor on the counterparty's existing debt, which was extended to March 2028.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commercial commitments as of September 30, 2025:

Contractual Obligations and Commitments	Total		Less than One Year		One to Three Years		Three to Five Years		More than Five Years
				(in millions)					
Debt	$	2,743.7	$66.3		$53.3		$768.1		$1,856.0
Interest on debt		975.8	163.6		332.2		256.0		224.0
Operating leases		764.0	163.6		253.8		173.3		173.3
Pension funding obligations[(1)]		35.8	35.8		—		—		—
Total contractual obligations and commitments	$	4,519.3	$	429.3	$	639.3	$	1,197.4	$	2,253.3

[(1)] Represents expected fiscal 2026 contributions to fund our defined benefit pension and other postretirement plans. Contributions beyond one year have not been included as amounts are not determinable.

New Accounting Pronouncements and Changes in Accounting

In November 2023, the Financial Accounting Standards Board (FASB) amended the guidance of Accounting Standards Codification (ASC) 280, *Segment Reporting*, requiring public entities to disclose significant segment expenses and other segment items on an interim basis. The new guidance is effective for the Company for its annual financial statements in fiscal year 2025 and for its interim financial statements in fiscal year 2026. The adoption of the new guidance did not significantly impact our financial presentation.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures*, which includes amendments that further enhance the income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. The update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments are effective for the Company's annual periods beginning October 1, 2025, with early adoption permitted. We are currently evaluating the impact that the adoption of this new guidance will have on our financial statement presentation.

In November 2024, the FASB issued ASU 2024-03 requiring public entities to provide disaggregated disclosures in the notes of the financial statements of certain categories of expenses that are included in expense line items on the face of the income statement on an interim basis. The new guidance is effective for the Company for its annual financial statements in fiscal year 2027 and for its interim financial statements in fiscal year 2028, with early adoption permitted. We are currently evaluating the impact that the adoption of this new guidance will have on our financial statements.

In September 2025, the FASB issued ASU 2025-06 to clarify and modernize the accounting for costs related to internal-use software. The guidance removes references to project stages used in ASC 350-40 and clarifies the threshold entities should apply to begin capitalizing internal-use software costs. The new guidance is effective for us starting October 1, 2028, and we may apply the guidance using a prospective, retrospective, or modified transition approach. We are currently evaluating the impact that the adoption of this new guidance will have on our financial presentation.

Off-Balance Sheet Arrangements

We enter into various joint venture arrangements to provide architectural, engineering, program management, construction management and operations and maintenance services. The ownership percentage of these joint ventures is typically representative of the work to be performed or the amount of risk assumed by each joint venture partner. Some of these joint ventures are considered variable interest entities. We have consolidated all joint ventures for which we have control. For all others, our portion of the earnings are recorded in equity in earnings of joint ventures. See Note 6 in the notes to our consolidated financial statements. We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Market Risks

We are exposed to market risk, primarily related to foreign currency exchange rates and interest rate exposure of our debt obligations that bear interest based on floating rates. We actively monitor these exposures. Our objective is to reduce, where we deem appropriate to do so, fluctuations in earnings and cash flows associated with changes in foreign exchange rates and interest rates. In order to accomplish this objective, we sometimes enter into derivative financial instruments, such as forward contracts and interest rate hedge contracts. It is our policy and practice to use derivative financial instruments only to the extent necessary to manage our exposures. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rates

We are exposed to foreign currency exchange rate risk resulting from our operations outside of the U.S. We use foreign currency forward contracts from time to time to mitigate foreign currency risk. We limit exposure to foreign currency fluctuations in most of our contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result of this natural hedge, we generally do not need to hedge foreign currency cash flows for contract work performed. The functional currency of our significant foreign operations is the respective local currency.

Interest Rates

Our Credit Agreement and other debt obligations are subject to variable rate interest which could be adversely affected by an increase in interest rates. As of September 30, 2025 and 2024, we had $1,439.9 million and $1,446.6 million, respectively, in outstanding borrowings under our term credit agreements and revolving credit facility. Interest on amounts borrowed under these agreements is subject to adjustment based on specified levels of financial performance. The applicable margin that is added to the borrowing's base rate can range from 0.125% to 1.00% and the applicable margin that is added to borrowings in the Term SOFR rate can range from 1.125% to 2.00%. For the year ended September 30, 2025, our weighted average floating rate borrowings were $1,603.8 million, or $903.8 million excluding borrowings with effective fixed interest rates due to interest rate swap and interest rate cap agreements. If short-term floating interest rates had increased by 1.00%, our interest expense for the year ended September 30, 2025 would have increased by $9.0 million. We invest our cash in a variety of financial instruments, consisting principally of money market securities or other highly liquid, short-term securities that are subject to minimal credit and market risk.

51

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AECOM
Index to Consolidated Financial Statements
September 30, 2025

52

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AECOM

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AECOM (the Company) as of September 30, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2)involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Contract cost and claim recovery estimates

Description of the Matter	For the year ended September 30, 2025, contract revenues recognized by the Company were $16.1 billion. Contract revenues include $4.0 billion which relate to fixed price contracts and $6.0 billion which relate to guaranteed maximum price contracts. As described in Note 4 of the consolidated financial statements, the Company generally recognizes revenues for these contracts over time as performance obligations are satisfied. The Company generally measures its progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred. In addition, the Company's estimate of transaction price includes variable consideration associated with claims only to the extent that a significant reversal would not be probable.
	Recognition of revenue and profit over time as performance obligations are satisfied for long-term fixed price and guaranteed maximum price contracts is highly judgmental as it requires the Company to prepare estimates of total contract revenue and total contract costs, including costs to complete in-process contracts. These estimates are dependent upon a number of factors, including the accuracy of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates.
	As of September 30, 2025, the Company has recorded revenue related to claims and reported related contract assets and other non-current assets on the consolidated balance sheet. Revenue recognition relating to claims is highly judgmental as the amount has not been approved by the customer and it requires the Company to prepare estimates of amounts expected to be recovered. Changes in recovery estimates can have a material effect on the amount of revenue recognized.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risk of material misstatement of contract revenue including those associated with cost to complete estimates for long-term fixed price contracts and estimates of amounts expected to be recovered from claims. For example, we tested controls over the Company's review of estimated direct and indirect costs to be incurred and estimates of claim recovery amounts.
	To evaluate the Company's determination of estimated costs to complete, we selected a sample of contracts and, among other things, inspected the executed contracts including any significant amendments; conducted interviews with and inspected questionnaires prepared by project personnel; tested key components of the cost to complete estimates, including materials, labor, and subcontractors costs; reviewed support for estimates of project contingencies; compared actual project margins to historical and expected results; and recalculated revenues recognized.
	To test revenue recognized relating to claims, we selected a sample of projects and evaluated the estimates made by management by reviewing documentation from management's specialists and legal counsel to support the amount of the claim. We also tested management's estimation process by performing a lookback analysis to evaluate claims settled in the current year compared to management's prior year estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1990.

Dallas, Texas
November 18, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AECOM

Opinion on Internal Control Over Financial Reporting

We have audited AECOM's internal control over financial reporting as of September 30, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AECOM (the Company) maintained, in all material respects, effective internal control over financial reporting as of September 30, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated November 18, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
November 18, 2025

AECOM

Consolidated Balance Sheets
(in thousands, except share data)

		September 30, 2025		September 30, 2024
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	1,378,582	$	1,316,945
Cash in consolidated joint ventures		207,157		263,932
Total cash and cash equivalents		1,585,739		1,580,877
Accounts receivable—net		2,497,147		2,793,307
Contract assets		1,785,179		1,806,458
Prepaid expenses and other current assets		716,070		638,393
Current assets held for sale		—		77,224
Income taxes receivable		146,092		159,500
TOTAL CURRENT ASSETS		6,730,227		7,055,759
PROPERTY AND EQUIPMENT—NET		416,164		354,377
DEFERRED TAX ASSETS—NET		295,249		326,685
INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES		138,056		138,067
GOODWILL		3,700,619		3,480,155
INTANGIBLE ASSETS—NET		183,284		6,932
OTHER NON-CURRENT ASSETS		254,218		267,528
OPERATING LEASE RIGHT-OF-USE ASSETS		463,479		432,166
NON-CURRENT ASSETS HELD FOR SALE		18,953		—
TOTAL ASSETS	$	12,200,249	$	12,061,669
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Short-term debt	$	4,069	$	3,080
Accounts payable		2,260,609		2,560,122
Accrued expenses and other current liabilities		2,490,480		2,385,731
Income taxes payable		23,536		27,418
Contract liabilities		1,087,905		1,298,327
Current liabilities held for sale		—		35,559
Current portion of long-term debt		62,217		63,844
TOTAL CURRENT LIABILITIES		5,928,816		6,374,081
OTHER LONG-TERM LIABILITIES		210,870		156,406
OPERATING LEASE LIABILITIES, NON-CURRENT		515,998		510,573
DEFERRED TAX LIABILITY-NET		67,968		27,509
PENSION BENEFIT OBLIGATIONS		133,193		172,360
LONG-TERM DEBT		2,647,220		2,450,330
TOTAL LIABILITIES		9,504,065		9,691,259
COMMITMENTS AND CONTINGENCIES (Note 18)				
AECOM STOCKHOLDERS' EQUITY:				
Common stock—authorized, 300,000,000 shares of $0.01 par value as of September 30, 2025 and 2024; issued and outstanding 131,782,371 and 132,552,407 shares as of September 30, 2025 and 2024, respectively		1,318		1,326
Additional paid-in capital		4,609,126		4,347,197
Accumulated other comprehensive loss		(893,027)		(882,671)
Accumulated deficits		(1,224,833)		(1,281,647)
TOTAL AECOM STOCKHOLDERS' EQUITY		2,492,584		2,184,205
Noncontrolling interests		203,600		186,205
TOTAL STOCKHOLDERS' EQUITY		2,696,184		2,370,410
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,200,249	$	12,061,669

See accompanying Notes to Consolidated Financial Statements.

AECOM

Consolidated Statements of Operations
(in thousands, except per share data)

		Fiscal Year Ended				
		September 30, 2025		September 30, 2024		September 30, 2023
Revenue	$	16,139,622	$	16,105,498	$	14,378,461
Cost of revenue		14,922,909		15,021,157		13,432,996
Gross profit		1,216,713		1,084,341		945,465
Equity in earnings of joint ventures		27,013		2,124		(279,352)
General and administrative expenses		(157,849)		(160,105)		(153,575)
Restructuring and acquisition costs		(59,355)		(98,918)		(188,404)
Income from operations		1,026,522		827,442		324,134
Other income		10,457		17,570		8,357
Interest income		62,894		58,560		40,251
Interest expense		(184,304)		(185,420)		(159,342)
Income from continuing operations before taxes		915,569		718,152		213,400
Income tax expense for continuing operations		204,018		152,900		56,052
Net income from continuing operations		711,551		565,252		157,348
Net loss from discontinued operations		(75,364)		(104,997)		(57,207)
Net income		636,187		460,255		100,141
Net income attributable to noncontrolling interests from continuing operations		(73,287)		(59,322)		(43,262)
Net income (loss) attributable to noncontrolling interests from discontinued operations		(1,126)		1,333		(1,547)
Net income attributable to noncontrolling interests		(74,413)		(57,989)		(44,809)
Net income attributable to AECOM from continuing operations		638,264		505,930		114,086
Net loss attributable to AECOM from discontinued operations		(76,490)		(103,664)		(58,754)
Net income attributable to AECOM	$	561,774	$	402,266	$	55,332
Net income (loss) attributable to AECOM per share:						
Basic continuing operations per share	$	4.82	$	3.73	$	0.82
Basic discontinued operations per share	$	(0.58)	$	(0.76)	$	(0.42)
Basic earnings per share	$	4.24	$	2.97	$	0.40
Diluted continuing operations per share	$	4.79	$	3.71	$	0.81
Diluted discontinued operations per share	$	(0.58)	$	(0.76)	$	(0.42)
Diluted earnings per share	$	4.21	$	2.95	$	0.39
Weighted average shares outstanding:						
Basic		132,373		135,544		138,614
Diluted		133,311		136,453		140,109

See accompanying Notes to Consolidated Financial Statements.

AECOM

Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal Year Ended		
	September 30, 2025	September 30, 2024	September 30, 2023
Net income	$ 636,187	$ 460,255	$ 100,141
Other comprehensive (loss) income, net of tax:			
Net unrealized (loss) gain on derivatives, net of tax	(5,051)	(23,290)	2,165
Foreign currency translation adjustments	(5,937)	93,389	59,720
Pension adjustments, net of tax	601	(25,986)	(8,719)
Other comprehensive (loss) income, net of tax	(10,387)	44,113	53,166
Comprehensive income, net of tax	625,800	504,368	153,307
Noncontrolling interests in comprehensive income of consolidated subsidiaries, net of tax	(74,382)	(58,196)	(44,877)
Comprehensive income attributable to AECOM, net of tax	$ 551,418	$ 446,172	$ 108,430

See accompanying Notes to Consolidated Financial Statements.

58

AECOM

Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficits	Total AECOM Stockholders' Equity	Non-Controlling Interests	Total Stockholders' Equity
BALANCE AT SEPTEMBER 30, 2022	$ 1,389	$ 4,156,594	$ (979,675)	$ (701,654)	$ 2,476,654	$ 128,725	$ 2,605,379
Net income	—	—	—	55,332	55,332	44,809	100,141
Dividends declared	—	—	—	(100,872)	(100,872)	—	(100,872)
Other comprehensive loss	—	—	53,098	—	53,098	68	53,166
Issuance of stock	19	64,964	—	—	64,983	—	64,983
Repurchases of stock	(46)	(25,917)	—	(356,782)	(382,745)	—	(382,745)
Stock-based compensation	—	45,882	—	—	45,882	—	45,882
Contributions from noncontrolling interests	—	—	—	—	—	17,225	17,225
Distributions to noncontrolling interests	—	—	—	—	—	(19,448)	(19,448)
BALANCE AT SEPTEMBER 30, 2023	$ 1,362	$ 4,241,523	$ (926,577)	$ (1,103,976)	$ 2,212,332	$ 171,379	$ 2,383,711
Net income	—	—	—	402,266	402,266	57,989	460,255
Dividends declared	—	—	—	(120,454)	(120,454)	—	(120,454)
Other comprehensive loss	—	—	43,906	—	43,906	207	44,113
Issuance of stock	16	65,369	—	—	65,385	—	65,385
Repurchases of stock	(52)	(21,215)	—	(459,483)	(480,750)	—	(480,750)
Stock-based compensation	—	61,520	—	—	61,520	—	61,520
Contributions from noncontrolling interests	—	—	—	—	—	13,508	13,508
Distributions to noncontrolling interests	—	—	—	—	—	(56,878)	(56,878)
BALANCE AT SEPTEMBER 30, 2024	$ 1,326	$ 4,347,197	$ (882,671)	$ (1,281,647)	$ 2,184,205	$ 186,205	$ 2,370,410
Net income	—	—	—	561,774	561,774	74,413	636,187
Dividends declared	—	—	—	(139,303)	(139,303)	—	(139,303)
Other comprehensive loss	—	—	(10,356)	—	(10,356)	(31)	(10,387)
Issuance of stock	25	218,988	—	—	219,013	—	219,013
Repurchases of stock	(33)	(18,498)	—	(365,657)	(384,188)	—	(384,188)
Stock-based compensation	—	61,439	—	—	61,439	—	61,439
Effect of deconsolidation of a joint venture	—	—	—	—	—	(13,768)	(13,768)
Contributions from noncontrolling interests	—	—	—	—	—	2,450	2,450
Distributions to noncontrolling interests	—	—	—	—	—	(45,669)	(45,669)
BALANCE AT SEPTEMBER 30, 2025	$ 1,318	$ 4,609,126	$ (893,027)	$ (1,224,833)	$ 2,492,584	$ 203,600	$ 2,696,184

See accompanying Notes to Consolidated Financial Statements.

AECOM

Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended		
	September 30, 2025	September 30, 2024	September 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 636,187	$ 460,255	$ 100,141
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	175,917	178,812	175,725
Equity in (earnings) losses of unconsolidated joint ventures	(16,861)	1,276	282,291
Distribution of earnings from unconsolidated joint ventures	59,498	24,254	41,178
Non-cash stock compensation	61,439	61,520	45,882
Impairment of long-lived assets	—	—	86,199
Loss on sale of discontinued operations	—	90,412	43,222
Prepayment premium on redemption of unsecured senior notes	9,064	—	—
Foreign currency translation	2,316	15,468	969
Deferred income tax expense (benefit)	35,415	150,894	(135,878)
Other	916	(4,854)	6,388
Changes in operating assets and liabilities:			
Accounts receivable and contract assets	334,419	(500,798)	(402,498)
Prepaid expenses and other assets	(82,707)	(207,359)	131,903
Accounts payable	(333,564)	391,176	169,514
Accrued expenses and other current liabilities	145,198	91,983	97,239
Contract liabilities	(210,549)	109,390	137,484
Other long-term liabilities	4,914	(34,939)	(83,779)
Net cash provided by operating activities	$ 821,602	$ 827,490	$ 695,980
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for business acquisitions, net of cash acquired	$ (212,529)	$ (18,658)	$ —
Cash outflow from deconsolidation of a joint venture	(45,352)	—	—
Investment in unconsolidated joint ventures	(55,617)	(55,058)	(59,772)
Return of investment in unconsolidated joint ventures	30,995	—	20,874
Proceeds from sale of investments	—	3,180	5,977
Other investing activities	5,665	(21,000)	—
Proceeds from disposal of property and equipment	292	494	344
Payments for capital expenditures	(136,675)	(119,597)	(105,600)
Net cash used in by investing activities	$ (413,221)	$ (210,639)	$ (138,177)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings under credit agreements	$ 2,212,924	$ 6,169,266	$ 3,506,668
Repayments of borrowings under credit agreements	(2,259,380)	(5,878,475)	(3,552,639)
Issuance of unsecured senior notes	1,188,600	—	—
Redemption of unsecured senior notes	(997,293)	—	—
Prepayment premium on redemption of unsecured senior notes	(9,064)	—	—
Cash paid for debt issuance costs	(3,889)	(16,573)	—
Dividends paid	(133,572)	(115,244)	(96,192)
Proceeds from issuance of common stock	40,084	34,556	32,897
Proceeds from exercise of stock options	2,056	2,056	6,168
Payments to repurchase common stock	(388,380)	(478,501)	(379,284)
Net distributions to noncontrolling interests	(53,380)	(16,177)	(2,223)
Other financing activities	(2,376)	3,632	11,670
Net cash used in financing activities	$ (403,670)	$ (295,460)	$ (472,935)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(3,834)	1,319	512
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	877	322,710	85,380
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,584,862	1,262,152	1,176,772
CASH AND CASH EQUIVALENTS AT END OF YEAR	1,585,739	1,584,862	1,262,152
LESS: CASH AND CASH EQUIVALENTS INCLUDED IN CURRENT ASSETS HELD FOR SALE	$ —	$ (3,985)	$ (1,946)
CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR	$ 1,585,739	$ 1,580,877	$ 1,260,206
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ (166,868)	$ (177,450)	$ (153,975)
Net income taxes paid	$ (91,968)	$ (139,972)	$ (78,448)

See accompanying Notes to Consolidated Financial Statements.

AECOM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant Accounting Policies

Organization— AECOM and its consolidated subsidiaries provide planning, consulting, advisory, architectural and engineering design services, construction management and program management to public and private clients worldwide in major end markets such as transportation, facilities, environmental, energy, water and government.

Fiscal Year—The Company reports its annual results of operations based on 52-or 53- week periods ending on the Friday nearest September 30. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform with the current period's presentation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates affecting amounts reported in the consolidated financial statements relate to revenues under long-term contracts and self-insurance accruals. Actual results could differ from those estimates.

Principles of Consolidation and Presentation—The consolidated financial statements include the accounts of all majority-owned subsidiaries and joint ventures in which the Company is the primary beneficiary. All inter-company accounts have been eliminated in consolidation. Also see Note 6 regarding joint ventures and variable interest entities.

Government Contract Matters—The Company's federal government and certain state and local agency contracts are subject to, among other regulations, regulations issued under the Federal Acquisition Regulations (FAR). These regulations can limit the recovery of certain specified indirect costs on contracts and subjects the Company to ongoing multiple audits by government agencies such as the Defense Contract Audit Agency (DCAA). In addition, most of the Company's federal and state and local contracts are subject to termination at the discretion of the client.

Audits by the DCAA and other agencies consist of reviews of the Company's overhead rates, operating systems and cost proposals to ensure that the Company accounted for such costs in accordance with the Cost Accounting Standards of the FAR (CAS). If the DCAA determines the Company has not accounted for such costs consistent with CAS, the DCAA may disallow these costs. There can be no assurance that audits by the DCAA or other governmental agencies will not result in material cost disallowances in the future.

Cash and Cash Equivalents—The Company's cash equivalents include highly liquid investments which have an initial maturity of three months or less.

Allowance for Doubtful Accounts—The Company records its accounts receivable net of an allowance for doubtful accounts. This allowance for doubtful accounts is estimated based on management's evaluation of the contracts involved and the financial condition of its clients. The factors the Company considers in its contract evaluations include, but are not limited to:

- Client type—federal or state and local government or commercial client;

- Historical contract performance;

- Historical collection and delinquency trends;

- Client credit worthiness; and

- General economic conditions.

Derivative Financial Instruments—The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income in stockholders' equity and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in current income. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

The net gain or loss on the effective portion of a derivative instrument that is designated as an economic hedge of the foreign currency translation exposure generated by the re-measurement of certain assets and liabilities denominated in a non-functional currency in a foreign operation is reported in the same manner as a foreign currency translation adjustment. Accordingly, any gains or losses related to these derivative instruments are recognized in current income.

Derivatives that do not qualify as hedges are adjusted to fair value through current income.

Fair Value of Financial Instruments—The Company determines the fair values of its financial instruments, including short-term investments, debt instruments and derivative instruments, and pension and post-retirement plan assets based on inputs or assumptions that market participants would use in pricing an asset or a liability. The Company categorizes its instruments using a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates.

The Company's fair value measurement methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred. Typically, estimated useful lives range from ten to forty-five years for buildings, three to ten years for furniture and fixtures and three to twelve years for computer systems and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the underlying lease agreement.

Long-Lived Assets—Long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the assets may not be recoverable. The carrying amount of an asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected from the use and eventual disposition of the asset. For assets to be held and used, impairment losses are recognized based upon the excess of the asset's carrying amount over the fair value of the asset. For long-lived assets to be disposed, impairment losses are recognized at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Acquired Intangible Assets—Goodwill represents the excess of amounts paid over the fair value of net assets acquired from an acquisition. In order to determine the amount of goodwill resulting from an acquisition, the Company performs an assessment to determine the value of the acquired company's tangible and identifiable intangible assets and liabilities. In its assessment, the Company determines whether identifiable intangible assets exist, which typically include backlog, customer relationships and intellectual property. Intangible assets are amortized over the period in which the contractual or economic benefits of the intangible assets are expected to be realized.

The Company tests goodwill for impairment annually for each reporting unit in the fourth quarter of the fiscal year and between annual tests, if events occur or circumstances change which suggest that goodwill should be evaluated. Such events or circumstances include significant changes in legal factors and business climate, recent losses at a reporting unit, and industry trends, among other factors. A reporting unit is defined as an operating segment or one level below an operating segment. The Company's impairment tests are performed at the operating segment level as they represent the Company's reporting units.

Goodwill is evaluated for impairment either by assessing qualitative factors or by performing a quantitative assessment. Qualitative factors, such as overall financial performance, industry or market considerations, or other relevant events, are assessed to determine if it is more likely than not that the fair value of the reporting units is less than their carrying amounts. During a quantitative impairment test, the Company estimates the fair value of the reporting unit using income and market approaches, and compares that amount to the carrying value of that reporting unit. In the event the fair value of the reporting unit is determined to be less than the carrying value, goodwill is impaired, and an impairment loss is recognized equal to the excess, limited to the total amount of goodwill allocated to the reporting unit. The impairment evaluation process includes, among other things, making assumptions about variable such as revenue growth rates, profitability, discount rates, and industry market multiples, which are subject to a high degree of judgment. See also Note 3.

Pension Plans—The Company has certain defined benefit pension plans. The Company calculates the market-related value of assets, which is used to determine the return-on-assets component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization. This calculation reflects the Company's anticipated long-term rate of return and amortization of the difference between the actual return (including capital, dividends, and interest) and the expected return over a five-year period. Cumulative net unrecognized gains or losses that exceed 10% of the greater of the projected benefit obligation or the fair market related value of plan assets are subject to amortization.

Insurance Reserves—The Company maintains insurance for certain insurable business risks. Insurance coverage contains various retention and deductible amounts for which the Company accrues a liability based upon reported claims and an actuarially determined estimated liability for certain claims incurred but not reported. It is generally the Company's policy not to accrue for any potential legal expense to be incurred in defending the Company's position. The Company believes that its accruals for estimated liabilities associated with professional and other liabilities are sufficient and any excess liability beyond the accrual is not expected to have a material adverse effect on the Company's results of operations or financial position.

Foreign Currency Translation—The Company's functional currency is generally the U.S. dollar, except for foreign operations where the functional currency is generally the local currency. Results of operations for foreign entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities for foreign entities are translated using the exchange rates in effect as of the date of the balance sheet. Resulting translation adjustments are recorded as a foreign currency translation adjustment into other accumulated comprehensive income/(loss) in stockholders' equity.

The Company uses foreign currency forward contracts from time to time to mitigate foreign currency risk. The Company limits exposure to foreign currency fluctuations in most of its contracts through provisions that require client payments in currencies corresponding to the currency in which costs are incurred. As a result of this natural hedge, the Company generally does not need to hedge foreign currency cash flows for contract work performed.

Noncontrolling Interests—Noncontrolling interests represent the equity investments of the minority owners in the Company's joint ventures and other subsidiary entities that the Company consolidates in its financial statements.

Income Taxes—The Company files a consolidated U.S. federal corporate income tax return and combined / consolidated state tax returns and separate company state tax returns. The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Based upon management's assessment of all available evidence, the Company has concluded that it is more likely than not that the deferred tax assets, net of valuation allowance, will be realized.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act, which significantly changed U.S. tax law and included a provision to tax global intangible low-taxed income (GILTI) of foreign subsidiaries. The Company recognizes taxes due under the GILTI provision as a current period expense.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act which permanently extends many provisions of the Tax Cuts and Jobs Act of 2017 and introduces new tax provisions relevant for multinational businesses. Most of the new provisions take effect starting in fiscal 2026. Based on its assessment, the Company does not expect the legislation to have a material impact on its consolidated financial statements.

2.   New Accounting Pronouncements and Changes in Accounting

In November 2023, the Financial Accounting Standards Board (FASB) amended the guidance of Accounting Standards Codification (ASC) 280, *Segment Reporting*, requiring public entities to disclose significant segment expenses and other segment items on an interim basis. The new guidance is effective for the Company for its annual financial statements in fiscal year 2025 and for its interim financial statements in fiscal year 2026. The adoption of the new guidance did not significantly impact the Company's financial presentation.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures*, which includes amendments that further enhance the income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid. The update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments are effective for the Company's annual periods beginning October 1, 2025, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this new guidance will have on its financial statement presentation.

In November 2024, the FASB issued ASU 2024-03 requiring public entities to provide disaggregated disclosures in the notes of the financial statements of certain categories of expenses that are included in expense line items on the face of the income statement on an interim basis. The new guidance is effective for the Company for its annual financial statements in fiscal year 2027 and for its interim financial statements in fiscal year 2028, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this new guidance will have on its financial statements.

In September 2025, the FASB issued ASU 2025-06 to clarify and modernize the accounting for costs related to internal-use software. The guidance removes references to project stages used in ASC 350-40 and clarifies the threshold entities should apply to begin capitalizing internal-use software costs. The new guidance is effective for the Company starting October 1, 2028, and the Company may apply the guidance using a prospective, retrospective, or modified transition approach. The Company is currently evaluating the impact that the adoption of this new guidance will have on its financial statements.

3.   Discontinued Operations, Goodwill and Intangible Assets

In the first quarter of fiscal 2020, management approved a plan to dispose of via sale the Company's self-perform at-risk construction businesses. These businesses include the Company's civil infrastructure, power, and oil and gas construction businesses that were previously reported in the Company's Construction Services segment. After consideration of the relevant facts, the Company concluded the assets and liabilities of its self-perform at-risk construction businesses met the criteria for classification as held for sale. The Company concluded the actual and proposed disposal activities represented a strategic shift that would have a major effect on the Company's operations and financial results and qualified for presentation as discontinued operations in accordance with FASB ASC 205-20. Accordingly, the financial results of the self-perform at-risk construction businesses are presented in the Consolidated Statement of Operations as discontinued operations for all periods presented. Current and non-current assets and liabilities of these businesses not sold as of the balance sheet date are presented in the Consolidated Balance Sheets as assets and liabilities held for sale for both periods presented.

The Company completed the sale of its power and oil and gas construction businesses in fiscal 2021 and fiscal 2022, respectively. The Company completed the sale of its civil infrastructure construction business to affiliates of Oroco Capital in the second quarter of fiscal 2021. In the second quarter of fiscal 2024, the Company recorded a $103.1 million loss related to a revised estimate of its contingent consideration receivable recognized in its civil infrastructure construction business.

During the third quarter of fiscal 2024, the Company resolved contingencies related to the sale of its civil infrastructure construction business and received equity in the counterparty, and the Company recorded a $12.7 million gain based on the fair value of the equity received. Concurrently, the Company participated as a member of a lending group in a revolving credit facility for the counterparty, committing to fund $30 million that matures in May 2029. At September 30, 2025, the counterparty had $15.4 million outstanding under the credit facility, and all cash flows were classified as other investing activities.

During the second quarter of fiscal 2025, the Company and its joint venture counterparty amended the joint venture agreement for a business classified as held for sale. In connection with the amendment and consistent with ASC 810, *Consolidation*, the Company reconsidered whether it remained the primary beneficiary under the variable interest model and concluded it was no longer the primary beneficiary. As such, the Company deconsolidated the joint venture as of the amendment date. The Company continues to present its retained noncontrolling interest as held for sale and equity in earnings from the joint venture are reported in net loss from discontinued operations. No gain or loss was recognized in the deconsolidation of the joint venture during the second quarter of fiscal 2025.

Department of Energy Deactivation, Demolition, and Removal Project

A former affiliate of the Company, Amentum Environment & Energy, Inc., f/k/a AECOM Energy and Construction, Inc. ("Former Affiliate"), executed a cost-reimbursable task order with the Department of Energy (DOE) in 2007 to provide deactivation, demolition and removal services at a New York State project site that, during 2010, experienced contamination and performance issues. In February 2011, the Former Affiliate and the DOE executed a Task Order Modification that changed some cost-reimbursable contract provisions to at-risk. The Task Order Modification, including subsequent amendments, required the DOE to pay all project costs up to $106 million, required the Former Affiliate and the DOE to equally share in all project costs incurred from $106 million to $146 million, and required the Former Affiliate to pay all project costs exceeding $146 million.

Due to unanticipated requirements and permitting delays by federal and state agencies, as well as delays and related ground stabilization activities caused by Hurricane Irene in 2011, the Former Affiliate was required to perform work outside the scope of the Task Order Modification. In December 2014, the Former Affiliate submitted an initial set of claims against the DOE pursuant to the Contracts Disputes Acts seeking recovery of $103 million, including additional fees on changed work scope (the "2014 Claims"). On December 6, 2019, the Former Affiliate submitted a second set of claims against the DOE seeking recovery of an additional $60.4 million, including additional project costs and delays outside the scope of the contract as a result of differing site and ground conditions (the "2019 Claims"). The Former Affiliate also submitted three alternative breach of contract claims to the 2014 Claims and the 2019 Claims that may entitle the Former Affiliate to recovery of $148.5 million to $329.4 million. On December 30, 2019, the DOE denied the Former Affiliate's 2014 Claims. On September 25, 2020, the DOE denied the Former Affiliate's 2019 Claims. The Company filed an appeal of these decisions on December 20, 2020 in the Court of Federal Claims. Deconstruction, decommissioning and site restoration activities are complete.

On January 31, 2020, the Company completed the sale of its Management Services business, including the Former Affiliate who worked on the DOE project, to Maverick Purchaser Sub LLC ("MS Purchaser"), an affiliate of American Securities LLC and Lindsay Goldberg LLC. The Company and the MS Purchaser agreed that all future DOE project claim recoveries and costs will be split 10% to the MS Purchaser and 90% to the Company with the Company retaining control of all future strategic legal decisions.

Fact discovery has concluded and expert discovery will proceed once the stay due to the government shutdown is lifted, expected in fiscal year 2026. The Company intends to vigorously pursue all claimed amounts but can provide no certainty that the Company will recover 2014 Claims and 2019 Claims submitted against the DOE, or any additional incurred claims or costs, which could have a material adverse effect on the Company's results of operations.

Refinery Turnaround Project

A former affiliate of the Company, which was sold in a series of transactions to effectuate the sale of the self-perform at-risk construction businesses, entered into an agreement to perform turnaround maintenance services in Montana in December 2017. The former affiliate performed additional work outside of the original contract and became entitled to payment from the refinery owner. As part of the sale of the former affiliate, the refinery turnaround project, including related claims, were retained by the Company. The former affiliate's claims against the refinery owner and the refinery owner's crossclaims against the Company's former affiliate moved to federal court. A jury trial was completed on

February 1, 2025, resulting in a favorable verdict for the Company. As a result of unfavorable court orders on post-trial motions during the third quarter of fiscal 2025, including pre-judgment interest and prompt payment interest, and issuance of the associated judgment, the Company recorded a $53.0 million loss from the reduction in the expected future net cash proceeds the Company would receive as a result of the trial verdict. The Company has appealed the judgment. The loss is reported in discontinued operations as the project was completed prior to the sale of the former affiliate.

The following table represents summarized balance sheet information of assets and liabilities held for sale (in millions):

	September 30, 2025		September 30, 2024	
Cash and cash equivalents	$	—	$	4.0
Receivables and contract assets		—		73.2
Current assets held for sale	$	—	$	77.2
Investment in unconsolidated joint venture	$	18.9	$	—
Property and equipment, net	$	—	$	16.7
Other		0.1		1.2
Write-down of assets to fair value less cost to sell		—		(17.9)
Non-current assets held for sale	$	19.0	$	—
Accounts payable and accrued expenses	$	—	$	35.6
Current liabilities held for sale	$	—	$	35.6
Long-term liabilities held for sale	$	—	$	—

The following table represents summarized income statement information of discontinued operations (in millions):

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
Revenue	$	97.6	$	178.2	$	212.8
Cost of revenue		101.4		181.1		223.2
Gross loss		(3.8)		(2.9)		(10.4)
Equity in losses of joint ventures		(10.1)		(3.4)		(2.9)
Loss on disposal activities		(83.8)		(97.1)		(50.6)
Transaction costs		—		(0.2)		(0.2)
Loss from operations		(97.7)		(103.6)		(64.1)
Other expense		(0.3)		(1.5)		(1.0)
Loss before taxes		(98.0)		(105.1)		(65.1)
Income tax benefit		(22.6)		(0.1)		(7.9)
Net loss from discontinued operations	$	(75.4)	$	(105.0)	$	(57.2)

The significant components included in the Consolidated Statement of Cash Flows for the discontinued operations are as follows (in millions):

	Fiscal Year Ended				
	September 30, 2025		September 30, 2024		September 30, 2023
Payments for capital expenditures	$	—	$	(2.5) $	(6.2)
Noncash increase in noncurrent assets held for sale due to deconsolidation of a joint venture	$	41.6	$	— $	—
Noncash decrease in noncontrolling interest due to deconsolidation of a joint venture	$	(13.8)	$	— $	—

The Company also recorded a $12.7 million non-cash gain in discontinued operations in fiscal 2024.

The Company completed two business acquisitions during the year ended September 30, 2025 for total consideration of $375.9 million, which included stock consideration of $146.4 million. Neither of these two acquisitions met the quantitative thresholds to require separate disclosure. The Company acquired these businesses to expand its competitive advantage and compound strengths to achieve its long-term profitability targets. The Company preliminarily estimates the amount of identifiable assets acquired based on the facts and circumstances available at the time of acquisition. The Company determines the final value of the identifiable intangible assets as soon as information is available, but not more than 12 months from the date of acquisition. The initial accounting for these acquisitions is not complete as of September 30, 2025 as the Company continues to assess the value of the acquired intellectual property intangible asset.

The changes in the carrying value of goodwill by reportable segment for the year ended September 30, 2025 were as follows:

	September 30, 2024		Foreign Exchange Impact		Acquired		September 30, 2025
			(in millions)				
Americas	$	2,625.7	$	(5.4) $	150.1	$	2,770.4
International		854.5		0.4	75.3		930.2
Total	$	3,480.2	$	(5.0) $	225.4	$	3,700.6

The gross amounts and accumulated amortization of the Company's acquired identifiable intangible assets with finite useful lives as of September 30, 2025 and 2024, included in intangible assets—net, in the accompanying consolidated balance sheets, were as follows:

	September 30, 2025			September 30, 2024			Amortization Period
	Gross Amount	Accumulated Amortization	Intangible Assets, Net	Gross Amount	Accumulated Amortization	Intangible Assets, Net	
	(in millions)						(years)
Backlog and Customer relationships	$ 7.4	$ (2.5)	$ 4.9	$ 671.7	$ (664.8)	$ 6.9	1 - 11
Intellectual property	178.4	—	178.4	—	—	—	5
Total	$ 185.8	$ (2.5)	$ 183.3	$ 671.7	$ (664.8)	$ 6.9	

Amortization expense of acquired intangible assets included within cost of revenue was $1.5 million and $18.8 million for the years ended September 30, 2025 and 2024, respectively. The following table presents estimated amortization expense of existing intangible assets for the succeeding years:

67

Fiscal Year		(in millions)
2026	$	37.2
2027		37.2
2028		37.2
2029		36.0
2030		35.7
Total	$	183.3

4.   Revenue Recognition

The Company follows accounting principles for recognizing revenue upon the transfer of control of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The Company generally recognizes revenues over time as performance obligations are satisfied. The Company generally measures its progress to completion using an input measure of total costs incurred divided by total costs expected to be incurred, which it believes to be the best measure of progress towards completion of the performance obligation. In the course of providing its services, the Company routinely subcontracts for services and incurs other direct costs on behalf of its clients. These costs are passed through to clients and, in accordance with GAAP, are included in the Company's revenue and cost of revenue. These pass-through revenues for the years ended September 30, 2025, 2024 and 2023 were $8.6 billion, $8.9 billion and $7.7 billion, respectively.

Recognition of revenue and profit is dependent upon a number of factors, including the accuracy of a variety of estimates made at the balance sheet date, such as engineering progress, material quantities, the achievement of milestones, penalty provisions, labor productivity and cost estimates. Additionally, the Company is required to make estimates for the amount of consideration to be received, including bonuses, awards, incentive fees, claims, unpriced change orders, penalties, and liquidated damages. Variable consideration is included in the estimate of the transaction price only to the extent that a significant reversal would not be probable. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly. Costs attributable to claims are treated as costs of contract performance as incurred.

The following summarizes the Company's major contract types:

Cost Reimbursable Contracts

Cost reimbursable contracts include cost-plus fixed fee, cost-plus fixed rate, and time-and-materials price contracts. Under cost-plus contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a negotiated fee or rate. The Company recognizes revenue based on actual direct costs incurred and the applicable fixed rate or portion of the fixed fee earned as of the balance sheet date. Under time-and-materials price contracts, the Company negotiates hourly billing rates and charges its clients based on the actual time that it expends on a project. In addition, clients reimburse the Company for materials and other direct incidental expenditures incurred in connection with its performance under the contract. The Company may apply a practical expedient to recognize revenue in the amount in which it has the right to invoice if its right to consideration is equal to the value of performance completed to date.

Guaranteed Maximum Price Contracts (GMP)

GMP contracts share many of the same contract provisions as cost-plus and fixed-price contracts. As with cost-plus contracts, clients are provided a disclosure of all the project costs, and a lump sum or percentage fee is separately identified. The Company provides clients with a guaranteed price for the overall project (adjusted for change orders issued by clients) and a schedule including the expected completion date. Cost overruns or costs associated with project delays in completion could be the Company's responsibility. For many of the Company's GMP contracts, the final price is generally not established until the Company has subcontracted a substantial percentage of the trade contracts with terms consistent with the master contract, and it has negotiated additional contractual limitations, such as waivers of consequential damages as well as aggregate caps on liabilities and liquidated damages. Revenue is recognized for GMP contracts as project costs are incurred relative to total estimated project costs.

Fixed-Price Contracts

68

Fixed-price contracts include both lump-sum and fixed-unit price contracts. Under lump-sum contracts, the Company performs all the work under the contract for a specified fee. Lump-sum contracts are typically subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Under fixed-unit price contracts, the Company performs a number of units of work at an agreed price per unit with the total payment under the contract determined by the actual number of units delivered. Revenue is recognized for fixed-price contracts using the input method measured on a cost-to-cost basis as the Company believes this is the best measure of progress towards completion.

Disaggregated Revenue

The following tables present the Company's revenues disaggregated by revenue sources:

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	(in millions)					
Cost reimbursable	$	6,196.1	$	6,361.4	$	6,128.8
Guaranteed maximum price		5,960.7		6,030.0		4,887.7
Fixed price		3,982.8		3,714.1		3,362.0
Total revenue	$	16,139.6	$	16,105.5	$	14,378.5

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	(in millions)					
Americas	$	12,526.4	$	12,487.0	$	10,976.4
Europe, Middle East, India, Africa		2,153.3		2,141.5		1,937.3
Asia-Australia-Pacific		1,459.9		1,477.0		1,464.8
Total revenue	$	16,139.6	$	16,105.5	$	14,378.5

Remaining Unsatisfied Performance Obligations

As of September 30, 2025, the Company had allocated $19.7 billion of transaction price to unsatisfied or partially satisfied performance obligations, of which approximately 57% is expected to be satisfied within the next twelve months. The majority of remaining performance obligation after the first 12 months are expected to be recognized over a two-year period.

Contract liabilities represent billings as of the balance sheet date, as allowed under the terms of a contract, but not yet recognized as contract revenue pursuant to the Company's revenue recognition policy. The Company recognized revenue of $918.9 million and $801.0 million during the years ended September 30, 2025 and 2024, respectively, that was included in contract liabilities as of September 30, 2024 and 2023, respectively.

The Company's timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon advance billing terms, milestone billings based on the completion of certain phases of work or when services are performed. The Company's accounts receivables represent amounts billed to clients that have yet to be collected and represent an unconditional right to cash from its clients. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the balance sheet date.

Net accounts receivable consisted of the following:

		Fiscal Year Ended		
		September 30, 2025		September 30, 2024
		(in millions)		
Billed	$	1,934.3	$	2,184.9
Contract retentions		647.6		696.3
Total accounts receivable—gross		2,581.9		2,881.2
Allowance for doubtful accounts and credit losses		(84.8)		(87.9)
Total accounts receivable—net	$	2,497.1	$	2,793.3

Substantially all contract assets as of September 30, 2025 and September 30, 2024 are expected to be billed and collected within twelve months, except for claims. Significant claims recorded in contract assets and other non-current assets were approximately $400 million and $180 million as of September 30, 2025 and 2024, respectively. The asset related to the Deactivation, Demolition, and Removal Project retained from the MS Purchaser as defined and and discussed in Note 3 is presented in other non-current assets from continuing operations in the Consolidated Balance Sheet. Contract retentions represent amounts invoiced to clients where payments have been withheld from progress payments until the contracted work has been completed and approved by the client but nonetheless represent an unconditional right to cash.

The Company considers a broad range of information to estimate expected credit losses including the related ages of past due balances, projections of credit losses based on historical trends, and collection history and credit quality of its clients. Negative macroeconomic trends or delays in payment of outstanding receivables could result in an increase in the estimated credit losses.

No single client accounted for more than 10% of the Company's outstanding receivables at September 30, 2025 and 2024.

The Company sold trade receivables to financial institutions, of which $268.2 million and $319.5 million were outstanding as of September 30, 2025 and 2024, respectively. The Company does not retain financial or legal obligations for these receivables that would result in material losses. The Company's ongoing involvement is limited to the remittance of customer payments to the financial institutions with respect to the sold trade receivables.

5. Property and Equipment

Property and equipment, at cost, consists of the following:

		Fiscal Year Ended			Useful Lives (years)		
		September 30, 2025		September 30, 2024			
		(in millions)					
Building and land	$	10.5	$	10.1	10	-	45
Leasehold improvements		275.0		299.3	1	-	20
Computer systems and equipment		770.4		659.6	3	-	12
Furniture and fixtures		85.7		92.2	3	-	10
Total		1,141.6		1,061.2			
Accumulated depreciation and amortization		(725.4)		(706.8)			
Property and equipment, net	$	416.2	$	354.4			

Depreciation expense for the fiscal years ended September 30, 2025, 2024 and 2023 was $166.3 million, $152.3 million, and $152.3 million, respectively. Depreciation is calculated using primarily the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements and capitalized leases, the lesser of the remaining term of the lease or its estimated useful life.

6. Joint Ventures and Variable Interest Entities

70

The Company's joint ventures provide architecture, engineering, program management, construction management, operations and maintenance services, and invest in real estate projects. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, comprised of representatives from the joint venture partners. The joint venture executive committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

Some of the Company's joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company's employees perform work for the joint venture, which is then billed to a third-party customer by the joint venture. These joint ventures function as pass-through entities to bill the third-party customer. For consolidated joint ventures of this type, the Company records the entire amount of the services performed and the costs associated with these services, including the services provided by the other joint venture partners, in the Company's result of operations. For certain of these joint ventures where a fee is added by an unconsolidated joint venture to client billings, the Company's portion of that fee is recorded in equity in earnings of joint ventures.

The Company also has joint ventures that have their own employees and operating expenses, and to which the Company generally makes a capital contribution. The Company accounts for these joint ventures either as consolidated entities or equity method investments based on the criteria further discussed below.

The Company follows guidance on the consolidation of variable interest entities (VIEs) that requires companies to utilize a qualitative approach to determine whether it is the primary beneficiary of a VIE. The process for identifying the primary beneficiary of a VIE requires consideration of the factors that indicate a party has the power to direct the activities that most significantly impact the joint venture's economic performance, including powers granted to the joint venture's program manager, powers contained in the joint venture governing board and, to a certain extent, a company's economic interest in the joint venture. The Company analyzes its joint ventures and classifies them as either:

- a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

- a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

As part of the above analysis, if it is determined that the Company has the power to direct the activities that most significantly impact the joint venture's economic performance, the Company considers whether or not it has the obligation to absorb losses or rights to receive benefits of the VIE that could potentially be significant to the VIE.

Contractually required support provided to the Company's joint ventures is further discussed in Note 18.

Summary of financial information of the consolidated joint ventures was as follows:

71

	September 30, 2025	September 30, 2024
	(in millions)	
Current assets	$ 699.0	$ 836.9
Non-current assets	84.4	83.1
Total assets	$ 783.4	$ 920.0
Current liabilities	$ 591.4	$ 763.6
Non-current liabilities	5.7	1.5
Total liabilities	597.1	765.1
Total AECOM deficit	(15.9)	(17.2)
Noncontrolling interests	202.2	172.1
Total owners' equity	186.3	154.9
Total liabilities and owners' equity	$ 783.4	$ 920.0

Total revenue of the consolidated joint ventures was $1,698.4 million, $2,242.8 million, and $1,984.3 million for the years ended September 30, 2025, 2024 and 2023, respectively. The assets of the Company's consolidated joint ventures are restricted for use only by the particular joint venture and are not available for the general operations of the Company.

Summary of unaudited financial information of the unconsolidated joint ventures, as derived from their unaudited financial statements, was as follows:

	September 30, 2025	September 30, 2024
	(in millions)	
Current assets	$ 1,537.7	$ 1,379.0
Non-current assets	708.0	799.9
Total assets	$ 2,245.7	$ 2,178.9
Current liabilities	$ 1,107.8	$ 976.3
Non-current liabilities	92.4	114.8
Total liabilities	1,200.2	1,091.1
Joint ventures' equity	1,045.5	1,087.8
Total liabilities and joint ventures' equity	$ 2,245.7	$ 2,178.9
AECOM's investment in joint ventures	$ 138.1	$ 138.1

	Twelve Months Ended	
	September 30, 2025	September 30, 2024
	(in millions)	
Revenue	$ 2,887.6	$ 2,145.8
Cost of revenue	2,822.5	1,972.1
Gross profit	$ 65.1	$ 173.7
Net income	$ 67.1	$ 168.6

Summary of AECOM's equity in earnings of unconsolidated joint ventures is as follows:

72

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
			(in millions)			
Pass-through joint ventures	$	27.6	$	29.0	$	24.5
Other joint ventures		(0.6)		(26.9)		(303.9)
Total	$	27.0	$	2.1	$	(279.4)

The Company completed a transaction that transitioned the AECOM Capital team to a new third-party platform in the third quarter of fiscal 2024. The team will continue to support AECOM Capital's investment vehicles pursuant to certain advisory agreements in a manner consistent with their current obligations. During the third quarter of fiscal 2023, the Company identified indicators of impairment in the equity method investments held in its AECOM Capital segment. Specifically, the Company identified evidence that the carrying value of certain of the investments in its real estate portfolio were in excess of their fair values. The Company concluded it no longer had the intent to retain certain of these investments for a period of time sufficient to allow for an anticipated recovery in market value. In the third quarter of fiscal 2023, the Company recorded an impairment loss of $307.0 million to reduce the carrying value of these investments to their estimated fair values. During the first quarter of fiscal 2024, the Company recorded an additional impairment loss of $35.9 million. These impairments do not relate to investments in respect of which affiliates of AECOM Capital provide advisory services or manage third party capital. AECOM Capital will continue to manage existing investment vehicles and investments in a manner consistent with their current obligations. Fair value was determined using Level 3 inputs such as forecasted cash flows and comparable sales prices.

7. Pension Benefit Obligations

In the U.S., the Company sponsors various qualified defined benefit pension plans. Benefits under these plans generally are based on the employee's years of creditable service and compensation; however, all U.S. defined benefit plans are closed to new participants and have frozen accruals.

The Company also sponsors various non-qualified plans in the U.S.; all of these plans are frozen. Outside the U.S., the Company sponsors various pension plans, which are appropriate to the country in which the Company operates, some of which are government mandated.

The following tables provide reconciliations of the changes in the U.S. and international plans' benefit obligations, reconciliations of the changes in the fair value of assets for the last three years ended September 30, and reconciliations of the funded status as of September 30 of each year.

	Fiscal Year Ended											
	September 30, 2025				September 30, 2024				September 30, 2023			
	U.S.		Int'l		U.S.		Int'l		U.S.		Int'l	
					(in millions)							
Change in benefit obligation:												
Benefit obligation at beginning of year	$	186.9	$	860.4	$	181.2	$	756.2	$	198.1	$	791.2
Service cost		—		0.2		—		0.2		—		0.3
Participant contributions		0.1		0.2		0.1		0.3		0.1		0.2
Interest cost		7.9		40.1		9.7		43.7		9.8		47.7
Benefits and expenses paid		(17.1)		(46.2)		(17.6)		(47.7)		(17.2)		(42.2)
Actuarial loss (gain)		(0.2)		(69.8)		13.5		37.0		(8.8)		(112.5)
Plan settlements		(0.7)		—		—		(3.2)		(1.5)		(1.5)
Transfers in		—		—		—		—		0.7		—
Foreign currency translation loss		—		4.4		—		73.9		—		73.0
Benefit obligation at end of year	$	176.9	$	789.3	$	186.9	$	860.4	$	181.2	$	756.2

73

		Fiscal Year Ended					
		September 30, 2025		September 30, 2024		September 30, 2023	
		U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
		(in millions)					
Change in plan assets							
Fair value of plan assets at beginning of year	$	109.0 $	804.3 $	98.8 $	673.3 $	101.4 $	683.5
Actual return on plan assets		3.0	(15.1)	15.8	89.0	7.8	(54.2)
Employer contributions		10.6	23.7	11.9	25.1	8.2	24.8
Participant contributions		0.1	0.2	0.1	0.3	0.1	0.2
Benefits and expenses paid		(17.1)	(46.2)	(17.6)	(47.7)	(17.2)	(42.2)
Plan settlements		(0.7)	—	—	(3.2)	(1.5)	(1.5)
Foreign currency translation gain		—	5.0	—	67.5	—	62.7
Fair value of plan assets at end of year	$	104.9 $	771.9 $	109.0 $	804.3 $	98.8 $	673.3

		Fiscal Year Ended					
		September 30, 2025		September 30, 2024		September 30, 2023	
		U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
		(in millions)					
Reconciliation of funded status:							
Funded status at end of year	$	(72.0) $	(17.4) $	(77.9) $	(56.1) $	(82.4) $	(82.9)
Contribution made after measurement date		N/A	N/A	N/A	N/A	N/A	N/A
Net amount recognized at end of year	$	(72.0) $	(17.4) $	(77.9) $	(56.1) $	(82.4) $	(82.9)

The following table sets forth the amounts recognized in the consolidated balance sheets as of September 30, 2025, 2024 and 2023:

		Fiscal Year Ended					
		September 30, 2025		September 30, 2024		September 30, 2023	
		U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
		(in millions)					
Amounts recognized in the consolidated balance sheets:							
Other non-current assets	$	— $	52.3 $	— $	46.6 $	— $	38.7
Accrued expenses and other current liabilities		(8.5)	—	(8.3)	—	(8.4)	—
Pension benefit obligations		(63.5)	(69.7)	(69.6)	(102.7)	(74.0)	(121.6)
Net amount recognized in the balance sheet	$	(72.0) $	(17.4) $	(77.9) $	(56.1) $	(82.4) $	(82.9)

The following table details the reconciliation of amounts in the consolidated statements of stockholders' equity for the fiscal years ended September 30, 2025, 2024 and 2023:

74

		Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
				(in millions)		
Reconciliation of amounts in consolidated statements of stockholders' equity:							
Prior service cost	$ (0.1)	$ (1.2)	$ (0.1)	$ (1.3)	$ (0.1)	$ (1.2)
Net loss	(75.4)	(235.5)	(77.6)	(234.9)	(77.5)	(207.1)
Total recognized in accumulated other comprehensive loss	$ (75.5)	$ (236.7)	$ (77.7)	$ (236.2)	$ (77.6)	$ (208.3)

The components of net periodic benefit cost other than the service cost component are included in other income in the consolidated statement of operations. The following table details the components of net periodic benefit cost for the Company's pension plans for fiscal years ended September 30, 2025, 2024 and 2023:

		Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
				(in millions)		
Components of net periodic benefit cost:							
Service costs	$ —	$ 0.2	$ —	$ 0.2	$ —	$ 0.3
Interest cost on projected benefit obligation	7.9	40.1	9.7	43.7	9.8	47.7
Expected return on plan assets	(4.8)	(52.2)	(5.5)	(57.4)	(5.8)	(60.8)
Amortization of prior service costs	—	0.1	—	0.1	—	0.1
Amortization of net loss (gain)	3.7	(1.3)	3.1	(2.3)	3.5	(0.6)
Settlement loss (gain) recognized	0.1	—	—	0.1	(0.1)	0.2
Net periodic benefit cost (credit)	$ 6.9	$ (13.1)	$ 7.3	$ (15.6)	$ 7.4	$ (13.1)

The amount of applicable deferred income taxes included in other comprehensive income arising from a change in net prior service cost and net gain/loss was $1.1 million, $2.1 million, and $3.1 million in the years ended September 30, 2025, 2024 and 2023, respectively.

Amounts included in accumulated other comprehensive loss as of September 30, 2025 that are expected to be recognized as components of net periodic benefit cost during fiscal 2026 are (in millions):

	U.S.	Int'l
Amortization of prior service cost	$ —	$ (0.1)
Amortization of net actuarial (losses) gain	(3.8)	0.6
Total	$ (3.8)	$ 0.5

The table below provides additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets.

		Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
				(in millions)		
Projected benefit obligation	$ 165.8	$ 395.6	$ 175.1	$ 649.8	$ 168.8	$ 628.1
Accumulated benefit obligation	$ 165.8	$ 395.6	$ 175.1	$ 649.8	$ 168.8	$ 628.1
Fair value of plan assets	$ 104.9	$ 325.9	$ 109.0	$ 547.1	$ 98.8	$ 506.5

Funding requirements for each pension plan are determined based on the local laws of the country where such pension plan resides. In certain countries, the funding requirements are mandatory while in other countries, they are discretionary. The Company currently intends to contribute $25.0 million to the international plans in fiscal 2026. The required minimum contributions for U.S. plans are not significant. In addition, the Company may make discretionary contributions. The Company currently intends to contribute $10.8 million to U.S. plans in fiscal 2026.

The table below provides the expected future benefit payments, in millions:

Year Ending September 30,	U.S.		Int'l	
2026	$	26.8	$	52.2
2027		18.3		51.3
2028		17.6		52.9
2029		16.6		54.8
2030		15.7		56.0
2031-2035		66.0		297.5
Total	$	161.0	$	564.7

The underlying assumptions for the pension plans are as follows:

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
	(in millions)					
Weighted-average assumptions to determine benefit obligation:						
Discount rate	5.01 %	5.83 %	4.73 %	5.04 %	5.76 %	5.65 %
Salary increase rate	N/A	2.81 %	N/A	2.91 %	N/A	3.06 %
Weighted-average assumptions to determine net periodic benefit cost:						
Discount rate	4.73 %	5.04 %	5.76 %	5.65 %	5.40 %	5.27 %
Salary increase rate	N/A	2.91 %	N/A	3.06 %	N/A	3.48 %
Expected long-term rate of return on plan assets	6.25 %	5.51 %	6.90 %	5.74 %	7.00 %	6.04 %

Pension costs are determined using the assumptions as of the beginning of the plan year. The funded status is determined using the assumptions as of the end of the plan year.

The following table summarizes the Company's target allocation for 2025 and pension plan asset allocation, both U.S. and International, as of September 30, 2025 and 2024:

	Target Allocations		Percentage of Plan Assets as of September 30,			
			2025		2024	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Asset Category:						
Equities	18 %	25 %	19 %	24 %	24 %	25 %
Debt	78	65	74	64	67	64
Cash	—	3	2	2	4	2
Diversified and other	4	7	5	10	5	9
Total	100 %	100 %	100 %	100 %	100 %	100 %

The Company's domestic and foreign plans seek a competitive rate of return relative to an appropriate level of risk depending on the funded status and obligations of each plan and typically employ both active and passive investment management strategies. The Company's risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. The target asset allocation selected for each plan reflects a risk/return profile that the Company believes is appropriate relative to each plan's liability structure and return goals.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio and the diversification of the portfolio. This resulted in the selection of a 6.25% and 5.51% weighted-average long-term rate of return on assets assumption for the fiscal year ended September 30, 2025 for U.S. and non-U.S. plans, respectively.

As of September 30, 2025, the fair values of the Company's pension plan assets by major asset categories were as follows:

		Fair Value Measurement as of September 30, 2025			
	Total Carrying Value as of September 30, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments measured at NAV
			(in millions)		
Cash and cash equivalents	$ 20.5	$ 20.5	$ —	$ —	$ —
Debt securities	361.4	361.4	—	—	—
Investment funds:					
Diversified and equity funds	272.5	71.5	14.1	—	186.9
Fixed income funds	220.5	22.7	4.4	—	193.4
Absolute return fund	5.1	—	—	—	5.1
Derivative instruments and other	(3.2)	9.9	(13.1)	—	—
Total	$ 876.8	$ 486.0	$ 5.4	$ —	$ 385.4

As of September 30, 2024, the fair values of the Company's pension plan assets by major asset categories were as follows:

		Fair Value Measurement as of September 30, 2024			
	Total Carrying Value as of September 30, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments measured at NAV
			(in millions)		
Cash and cash equivalents	$ 22.1	$ 22.1	$ —	$ —	$ —
Debt securities	391.5	391.5	—	—	—
Investment funds:					
Diversified and equity funds	286.7	48.5	13.5	—	224.7
Fixed income funds	213.9	17.3	4.1	—	192.5
Absolute return fund	5.9	—	—	—	5.9
Derivative instruments and other	(6.8)	8.2	(15.0)	—	—
Total	$ 913.3	$ 487.6	$ 2.6	$ —	$ 423.1

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

For investment funds not traded on an active exchange, or if the closing price is not available, the trustee obtains indicative quotes from a pricing vendor, broker, or investment manager. These funds are categorized as Level 2 if the custodian obtains corroborated quotes from a pricing vendor or categorized as Level 3 if the custodian obtains uncorroborated quotes from a broker or investment manager.

Fixed income investment funds, not traded on an active exchange, categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (e.g., interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Common collective investment funds are valued based on net asset value (NAV) per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy. These collective investment funds have redemption notice periods and are redeemable at the NAV, less transaction fees. There are no significant unfunded commitments related to these investments.

Multiemployer Pension Plans

The Company participates in construction-industry multiemployer pension plans. Generally, the plans provide defined benefits to substantially all employees covered by collective bargaining agreements. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan's unfunded vested liability. The Company's aggregate contributions to these multiemployer plans were $2.7 million and $2.5 million for the years ended September 30, 2025 and 2024, respectively. At September 30, 2025 and 2024, none of the plans in which the Company participates are individually significant to its consolidated financial statements.

8. Debt

Debt consisted of the following:

	September 30, 2025	September 30, 2024
	(in millions)	
Credit Agreement	$ 1,439.9	$ 1,446.6
2027 Senior Notes	—	997.3
2033 Senior Notes	1,200.0	—
Other debt	103.8	95.9
Total debt	2,743.7	2,539.8
Less: Current portion of debt and short-term borrowings	(66.3)	(66.9)
Less: Unamortized debt issuance costs	(30.2)	(22.6)
Long-term debt	$ 2,647.2	$ 2,450.3

The following table presents, in millions, scheduled maturities of the Company's debt as of September 30, 2025:

Fiscal Year	
2026	$ 66.3
2027	31.2
2028	22.1
2029	761.3
2030	6.8
Thereafter	1,856.0
Total	$ 2,743.7

Credit Agreement

On April 19, 2024, the Company entered into Amendment No. 14 to Syndicated Facility Agreement (as amended, modified or otherwise supplemented, the "Credit Agreement"), pursuant to which the Company obtained a new $$1,500,000,000 revolving credit facility (the "New Revolving Credit Facility"), a new $750,000,000 term loan A facility (the "New Term A Facility" and, together with the New Revolving Credit Facility, the "New Pro Rata Facilities") and a new $700,000,000 term loan B facility (the "New Term B Facility" and, together with the New Pro Rata Facilities, the "New Credit Facilities"). The New Revolving Credit Facility and the New Term A Facility mature on April 19, 2029. The New Term B Facility matures on April 19, 2031. The New Term A Facility and the New Term B Facility were borrowed in full on April 19, 2024 in U.S. dollars. Loans under the New Revolving Credit Facility may be borrowed, and letters of credit thereunder may be issued, in U.S. dollars or in certain foreign currencies. The New Credit Facilities replace in full the Company's then-existing revolving credit facility, term loan A facility and term loan B facility, and borrowings under the New Credit Facilities were used to refinance in full the Company's existing credit facilities and for general corporate purposes. The Credit Agreement permits the Company to designate certain of its subsidiaries as additional co-borrowers from time to time. Currently, there are no co-borrowers under the New Credit Facilities. On October 29, 2024, the Company entered into Amendment No. 15 to Syndicated Facility Agreement, pursuant to which the Company reduced the interest rate spread applicable to its New Term B Facility.

Borrowings under (a) the New Revolving Credit Facility (in U.S. dollars) and the New Term A Facility bear interest at a rate per annum equal to, at the Company's option, (i) a Term SOFR rate (with a 0% floor and SOFR adjustment of 0.10%) or (ii) a base rate (with a 0% floor), in each case, as of September 30, 2025, plus an applicable margin of 1.225% in the case of the Term SOFR rate and 0.225% in the case of the base rate, and (b) the New Revolving Credit Facility in currencies other than U.S. dollars bear interest at a rate per annum equal to the applicable reference rate for such currency (including any related adjustments), plus an applicable margin of 1.225%. The applicable margin is subject, in each case, to adjustment based on the Company's consolidated leverage ratio from time to time.

Borrowings under the New Term B Facility, after giving effect to Amendment No. 15 to Syndicated Facility Agreement, bear interest at a rate per annum equal to, at the Company's option, (a) a Term SOFR rate (with a 0% floor and a SOFR adjustment of 0%) or (b) a base rate (with a 0% floor), in each case, plus an applicable margin of 1.75% in the case of the Term SOFR rate and 0.75% in the case of the base rate.

Certain of the Company's material subsidiaries (the "Guarantors") have guaranteed the Company's obligations of the borrowers under the Credit Agreement, subject to certain exceptions. The borrowers' obligations under the Credit Agreement are secured by a lien on substantially all of the Company's assets and its Guarantors' assets, subject to certain exceptions.

The Credit Agreement contains customary negative covenants that include, among other things, limitations on the ability of the Company and certain of its subsidiaries, subject to certain exceptions, to incur liens and debt, make investments, dispositions, and restricted payments, change the nature of their business, consummate mergers, consolidations and the sale of all or substantially all of their respective assets and transact with affiliates. The Company is also required to maintain a consolidated leverage ratio of less than or equal to 4.00 to 1.00 (subject to certain adjustments in connection with permitted acquisitions), tested on a quarterly basis (the "Financial Covenant"). The Financial Covenant does not apply to the New Term B Facility. As of September 30, 2025, the Company was in compliance with the covenants of the Credit Agreement.

The Credit Agreement contains customary affirmative covenants, including, among other things, compliance with applicable law, preservation of existence, maintenance of properties and of insurance, and keeping proper books and records. The Credit Agreement contains customary events of default, including, among other things, nonpayment of principal, interest or fees, cross-defaults to other debt, inaccuracies of representations and warranties, failure to perform covenants, events of bankruptcy and insolvency, change of control and unsatisfied judgments, subject in certain cases to notice and cure periods and other exceptions.

At September 30, 2025 and September 30, 2024, letters of credit totaled $4.4 million and $4.4 million, respectively, under the Company's New Revolving Credit Facility. As of September 30, 2025 and September 30, 2024, the Company had $1,495.6 million and $1,495.6 million, respectively, available under its New Revolving Credit Facility.

2027 Senior Notes

On February 21, 2017, the Company completed a private placement offering of $1,000,000,000 aggregate principal amount of its unsecured 5.125% Senior Notes due 2027 (the "2027 Senior Notes"). On June 30, 2017, the

Company completed an exchange offer to exchange the unregistered 2027 Senior Notes for registered notes, as well as related guarantees. In July 2025, the Company used a portion of the proceeds of the 2033 Senior Notes (defined below) to purchase $732,914,000 in principal amount of the 2027 Senior Notes that were validly tendered and not validly withdrawn at or prior to the expiration date of the tender offer for the 2027 Senior Notes. In August 2025, the Company redeemed the remaining 2027 Senior Notes with a portion of the proceeds of the 2033 Senior Notes. The purchase and redemption included an aggregate make-whole payment of $9.1 million.

2033 Senior Notes

On July 22, 2025, the Company completed an offering of $1,200,000,000 aggregate principal amount of its 6.000% Senior Notes due 2033 (the "2033 Senior Notes"). As of September 30, 2025, the estimated fair value of the 2033 Senior Notes was approximately $1,227.0 million. The fair value of the 2033 Senior Notes as of September 30, 2025 was derived by taking the mid-point of the trading prices from an observable market input (Level 2) in the secondary bond market and multiplying it by the outstanding balance of the 2033 Senior Notes.

Interest will be payable on the 2033 Senior Notes at a rate of 6.000% per annum. Interest on the 2033 Senior Notes will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2026. The 2033 Senior Notes will mature on August 1, 2033.

Prior to August 1, 2028, the Company may redeem all or part of the 2033 Senior Notes at a redemption price equal to 100% of the principal amount to be redeemed, plus a "make whole" premium as of the redemption date, and accrued and unpaid interest to, but excluding, the redemption date. In addition, prior to August 1, 2028, the Company may redeem up to 40% of the aggregate principal amount of the 2033 Senior Notes with proceeds from certain equity offerings at a redemption price equal to 106% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Furthermore, at any time on or after August 1, 2028, the Company may redeem on one or more occasions all or part of the 2033 Senior Notes at the redemption prices set forth below, plus accrued and unpaid interest thereon to, but excluding, the redemption date, if redeemed during the 12-month period beginning on August 1 of each of the years indicated below:

	Percentage
2028	103.000 %
2029	101.500 %
2030 and thereafter	100.000 %

The indenture pursuant to which the 2033 Senior Notes were issued contained customary events of default, including, among other things, payment default, failure to provide certain notices thereunder and certain provisions related to bankruptcy events. The indenture also contained customary negative covenants.

Other Debt and Other Items

Other debt consists primarily of obligations under capital leases and loans, and unsecured credit facilities. The Company's unsecured credit facilities are primarily used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2025 and September 30, 2024, these outstanding standby letters of credit totaled $899.4 million and $934.5 million, respectively. As of September 30, 2025, the Company had $367.4 million available under these unsecured credit facilities.

Effective Interest Rate

The Company's average effective interest rate on its total debt, including the effects of the interest rate swap and interest rate cap agreements, during the years ended September 30, 2025, 2024 and 2023 was 5.1%, 5.6% and 5.3%, respectively.

Interest expense in the consolidated statements of operations included amortization of deferred debt issuance costs for the years ended September 30, 2025, 2024 and 2023 of $7.4 million, $7.6 million and $4.9 million, respectively.

9.   Derivative Financial Instruments and Fair Value Measurements

The Company uses interest rate derivative contracts to hedge interest rate exposures on the Company's variable rate debt. The Company enters into foreign currency derivative contracts with financial institutions to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company's hedging program is not designated for trading or speculative purposes.

The Company recognizes derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value. The Company records changes in the fair value (i.e., gains or losses) of the derivatives that have been designated as accounting hedges in the accompanying consolidated statements of operations as interest expense or to accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Cash Flow Hedges

The Company uses interest rate swap and interest rate cap agreements designated as cash flow hedges to limit exposure to variable interest rates on portions of the Company's debt. The Company initially reports any gain on the effective portion of a cash flow hedge as a component of accumulated other comprehensive loss. Depending on the type of cash flow hedge, the gain is subsequently reclassified against interest expense when the interest expense on the variable rate debt is recognized. If the hedged transaction becomes probable of not occurring, any gain or loss related to interest rate swap or interest rate cap agreements would be recognized in other income.

The notional principal, fixed rates and related effective and expiration dates of the Company's outstanding interest rate swap agreements were as follows:

	September 30, 2025			
Notional Amount Currency	Notional Amount (in millions)	Fixed Rate	Effective Date	Expiration Date
USD	400.0	1.283%	February 2023	March 2028

	September 30, 2024			
Notional Amount Currency	Notional Amount (in millions)	Fixed Rate	Effective Date	Expiration Date
USD	400.0	1.283%	February 2023	March 2028

In the fourth quarter of fiscal 2021, the Company entered into interest rate swap agreements with a notional value of $400.0 million to manage the interest rate exposure of its variable rate loans. The swaps became effective February 2023 and terminate in March 2028. By entering into the swap agreements, the Company converted a portion of the SOFR rate-based liability into a fixed-rate liability. The Company will pay a fixed rate of 1.283% and receive payment at the prevailing one-month SOFR.

In the third quarter of fiscal 2022, the Company purchased interest rate cap agreements with a notional value of $300.0 million to manage interest rate exposure of its variable rate loans. The caps became effective on June 30, 2022 and terminate in March 2028. The caps reduce the Company's exposure to one-month SOFR. In the event one-month SOFR exceeds 3.465%, the Company will pay the spread between prevailing one-month SOFR and 3.465%.

See Note 17 for accumulated balances and reporting period activities of derivatives related to reclassifications out of accumulated other comprehensive loss for the years ended September 30, 2025, 2024 and 2023. Additionally, there were no material losses recognized in income due to amounts excluded from effectiveness testing from the Company's interest rate swap agreements.

Other Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts which are not designated as accounting hedges to hedge intercompany transactions and other monetary assets or liabilities denominated in currencies other than the functional currency of a subsidiary. Gains and losses on these contracts were not material for the years ended September 30, 2025, 2024 and 2023.

Fair Value Measurements

The fair values of the interest rate swap and interest rate cap agreements were derived by taking the net present value of the expected cash flows using observable market inputs (Level 2) such as SOFR rate curves, futures, volatilities and basis spreads (when applicable).

As discussed in Note 3, the Company received an equity investment in the civil infrastructure construction business buyer and concurrently participated as a member of a lending group in a revolving credit facility. The Company elected the fair value option for its equity investment due to the availability of quoted prices of identical assets. The fair value option was also elected for the credit facility investment. Changes in fair value of both investments are classified within other income on the consolidated statements of operations. The Company records interest income at the stated coupon rate of the credit facility and classifies it within interest income on the consolidated statement of operations. Fair value for the equity investment is determined using Level 1 inputs, and fair value of the credit facility investment is determined using Level 3 inputs, such as estimated cash flows and estimated discount rates. The Company recorded a gain of $2.5 million and $7.2 million in other income during the years ended September 30, 2025 and September 30, 2024, respectively, representing the increase in fair value of these investments.

In the fourth quarter of fiscal 2025, the Company issued contingent consideration in connection with the acquisition of a business, with a maximum value of $17.7 million. The contingent consideration is a liability that is measured at fair value with changes in fair value reported through earnings. The contingent consideration is measured using Level 2 inputs, such as quoted market prices and volatilities.

Below are the Company's non-pension financial assets and liabilities recorded at fair value on a recurring basis within the ASC 820-10 fair value hierarchy:

| | | As of September 30, 2025 | | | |
	Balance Sheet Location	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
		(in millions)			
Interest rate contracts	Other current assets	$ —	$ 9.0	$ —	$ 9.0
Interest rate contracts	Other non-current assets	—	10.0	—	10.0
Interest rate contracts	Other current liabilities	—	(1.8)	—	(1.8)
Interest rate contracts	Other long-term liabilities	—	(2.8)	—	(2.8)
Credit facility investment	Other non-current assets	—	—	17.4	17.4
Contingent Consideration	Other long-term liabilities	—	(7.5)	—	(7.5)
Equity investment	Other non-current assets	21.9	—	—	21.9
Total net assets at fair value		$ 21.9	$ 6.9	$ 17.4	$ 46.2

82

	Balance Sheet Location	As of September 30, 2024			
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
		(in millions)			
Interest rate contracts	Other current assets	$ —	$ 9.2	$ —	$ 9.2
Interest rate contracts	Other non-current assets	—	16.5	—	16.5
Interest rate contracts	Other current liabilities	—	(0.9)	—	(0.9)
Interest rate contracts	Other long-term liabilities	—	(3.6)	—	(3.6)
Credit facility investment	Other non-current assets	—	—	21.9	21.9
Equity investment	Other non-current assets	19.4	—	—	19.4
Total net assets at fair value		$ 19.4	$ 21.2	$ 21.9	$ 62.5

The table below sets forth a summary of changes in the fair value of the Company's Level 3 investment assets:

	Year-ended September 30, 2025					
	Beginning Balance	Investment Gains/(Losses)	Interest Earned	Loans	Collections	Ending Balance
	(in millions)					
Credit facility investment including accrued interest	$ 21.9	0.1	1.1	19.0	(24.7)	$ 17.4

	Year-ended September 30, 2024					
	Beginning Balance	Investment Gains/(Losses)	Interest Earned	Loans	Collections	Ending Balance
	(in millions)					
Credit facility investment including accrued interest	$ —	0.5	0.5	32.5	(11.6)	$ 21.9

10. Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade receivables. The Company's cash balances and short-term investments are maintained in accounts held by major banks and financial institutions located primarily in the U.S., Canada, Europe, Australia, Middle East and Hong Kong. If the Company extends significant credit to clients in a specific geographic area or industry, the Company may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, including, in large part, governments, government agencies and quasi-government organizations, and their dispersion across many different industries and geographies. See Note 4 regarding the Company's foreign revenues. In order to mitigate credit risk, the Company continually reviews the credit worthiness of its major private clients.

11. Leases

The Company and its subsidiaries are lessees in non-cancelable leasing agreements for office buildings and equipment. Substantially all of the Company's office building leases are operating leases, and its equipment leases are both operating and finance leases. The Company groups lease and non-lease components for its equipment leases into a single lease component but separates lease and non-lease components for its office building leases.

83

The Company recognizes a right-of-use asset and lease liability for its operating leases at the commencement date equal to the present value of the contractual minimum lease payments over the lease term. The present value is calculated using the rate implicit in the lease, if known, or the Company's incremental secured borrowing rate. The discount rate used for operating leases is primarily determined based on an analysis of the Company's incremental secured borrowing rate, while the discount rate used for finance leases is primarily determined by the rate specified in the lease.

The related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any free-rent period during which the Company has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term, including the renewal period, is used to determine the appropriate lease classification and to compute periodic rental expense. Leases with initial terms shorter than 12 months are not recognized on the balance sheet, and lease expense is recognized on a straight-line basis.

During the fourth quarter of fiscal 2023, the Company approved a restructuring plan primarily to optimize its office real estate portfolio with its freedom to grow strategy, which initiated a review of the carrying value of right-of-use assets and leasehold improvements. In connection with the review, the Company identified leased assets that were no longer recoverable. The Company recorded an impairment charge of $86.2 million to reduce its right-of-use assets and leasehold improvements to their fair values and recorded the expense in restructuring costs on the Consolidated Statement of Operations. Fair value was determined primarily using Level 3 inputs, such as discounted cash flows.

The components of lease expenses are as follows:

	Fiscal Year Ended		
	September 30, 2025	September 30, 2024	September 30, 2023
	(in millions)		
Operating lease cost	$ 147.4	$ 149.1	$ 164.0
Finance lease cost:			
Amortization of right-of-use assets	33.9	28.4	23.1
Interest on lease liabilities	3.7	2.9	2.6
Variable lease cost	32.0	34.6	34.1
Total lease cost	$ 217.0	$ 215.0	$ 223.8

Additional balance sheet information related to leases is as follows:

(in millions except as noted)	Balance Sheet Classification	September 30, 2025	September 30, 2024
Assets:			
Operating lease assets	Operating lease right-of-use assets	$ 463.5	$ 432.2
Finance lease assets	Property and equipment – net	74.4	62.1
Total lease assets		$ 537.9	$ 494.3
Liabilities:			
Current:			
Operating lease liabilities	Accrued expenses and other current liabilities	$ 132.4	$ 135.1
Finance lease liabilities	Current portion of long-term debt	31.9	25.5
Total current lease liabilities		164.3	160.6
Non-current:			
Operating lease liabilities	Operating lease liabilities, noncurrent	516.0	510.6
Finance lease liabilities	Long-term debt	44.3	35.7
Total non-current lease liabilities		$ 560.3	$ 546.3

	As of		
	September 30, 2025	September 30, 2024	September 30, 2023
Weighted average remaining lease term (in years):			
Operating leases	6.1	6.2	6.4
Finance leases	2.7	2.6	2.9
Weighted average discount rates:			
Operating leases	5.2 %	5.1 %	4.3 %
Finance leases	4.8 %	4.4 %	4.1 %

Additional cash flow information related to leases is as follows:

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	(in millions)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	172.6	$	184.9	$	188.3
Operating cash flows from finance leases		3.7		3.0		2.5
Financing cash flows from finance leases		32.4		28.9		23.7
Right-of-use assets obtained in exchange for new operating leases		130.9		90.1		96.6
Right-of-use assets obtained in exchange for new finance leases		47.2		26.6		37.5

Total remaining lease payments under both the Company's operating and finance leases are as follows:

	Operating Leases		Finance Leases	
Fiscal Year	(in millions)			
2026	$	163.6	$	35.0
2027		135.7		26.1
2028		118.1		16.0
2029		97.9		4.6
2030		75.4		—
Thereafter		173.3		—
Total lease payments	$	764.0	$	81.7
Less: Amounts representing interest	$	(115.6)	$	(5.5)
Total lease liabilities	$	648.4	$	76.2

12.   Stockholders' Equity

Common Stock Units—Common stock units are only redeemable for common stock. In the event of liquidation of the Company, holders of stock units are entitled to no greater rights than holders of common stock. See also Note 13.

13.   Share-Based Payments

Defined Contribution Plans—Substantially all permanent domestic employees are eligible to participate in defined contribution plans provided by the Company. Under these plans, participants may make contributions into a variety of funds, including a fund that is fully invested in Company stock. Employees are not required to allocate any funds to Company stock; however, the Company does provide an annual Company match in AECOM shares. Employees may generally reallocate their account balances on a daily basis; however, employees classified as insiders are restricted under the Company's insider trading policy. Compensation expense for the employer contributions related to AECOM stock issued under defined contribution plans during fiscal years ended September 30, 2025, 2024 and 2023 was $26.0 million, $24.7 million, and $23.1 million, respectively.

Stock Incentive Plans—Under the 2020 Stock Incentive Plan, the Company has up to 11.3 million securities remaining available for future issuance as of September 30, 2025. Stock options may be granted to employees and non-employee directors with an exercise price not less than the fair market value of the stock on the date of grant. Unexercised options expire seven years after date of grant.

The Company grants stock units to employees under its Performance Earnings Program (PEP), whereby units are earned and issued dependent upon meeting established cumulative performance objectives and vest over a three-year service period. Additionally, the Company issues restricted stock units to employees and directors which are earned based on service conditions. The grant date fair value of PEP awards and restricted stock unit awards is primarily based on that day's closing market price of the Company's common stock.

Restricted stock unit and PEP unit activity for the year ended September 30 was as follows:

	Restricted Stock Units		Weighted Average Grant-Date Fair Value		PEP Units		Weighted Average Grant-Date Fair Value
	(in millions)				(in millions)		
Outstanding at September 30, 2022	1.0	$	53.05		0.7	$	60.60
Granted	0.3	$	83.64		0.2	$	94.64
PEP units earned (unearned)	—	$	—		0.2	$	43.19
Vested	(0.4)	$	44.35		(0.4)	$	43.19
Cancelled	(0.1)	$	62.09		—	$	71.71
Outstanding at September 30, 2023	0.8	$	68.34		0.7	$	75.54
Granted	0.3	$	92.30		0.2	$	104.66
PEP units earned (unearned)	—	$	—		0.2	$	52.50
Vested	(0.3)	$	50.14		(0.4)	$	52.50
Cancelled	0.0	$	77.32		—	$	89.76
Outstanding at September 30, 2024	0.8	$	83.96		0.7	$	95.38
Granted	0.2	$	110.65		0.2	$	129.28
PEP units earned (unearned)	—	$	—		0.1	$	85.46
Vested	(0.2)	$	75.72		(0.3)	$	85.46
Cancelled	(0.1)	$	95.85		(0.1)	$	109.53
Outstanding at September 30, 2025	0.7	$	95.64		0.6	$	109.74

Total compensation expense related to these share-based payments including stock options was $61.4 million, $61.5 million, and $45.9 million during the years ended September 30, 2025, 2024 and 2023, respectively. Unrecognized compensation expense related to total share-based payments outstanding as of September 30, 2025 and 2024 was $106.7 million and $68.7 million, respectively, to be recognized on a straight-line basis over the awards' respective vesting periods which are generally three years.

14.   Income Taxes

Income before income taxes included income from domestic operations of $392.7 million, $233.0 million, and loss of $129.2 million for fiscal years ended September 30, 2025, 2024 and 2023 and income from foreign operations of $522.9 million, $485.2 million, and $342.6 million for fiscal years ended September 30, 2025, 2024 and 2023.

Income tax expense was comprised of:

	Fiscal Year Ended		
	September 30, 2025	September 30, 2024	September 30, 2023
	(in millions)		
Current:			
Federal	$ 88.9	$ 15.1	$ 67.7
State	26.4	(78.6)	71.9
Foreign	56.1	63.5	52.8
Total current income tax expense	171.4	—	192.4
Deferred:			
Federal	7.7	45.2	(71.8)
State	(6.5)	68.1	(84.3)
Foreign	31.4	39.6	19.8
Total deferred income tax expense (benefit)	32.6	152.9	(136.3)
Total income tax expense	$ 204.0	$ 152.9	$ 56.1

The major elements contributing to the difference between the U.S. federal statutory rate of 21% for fiscal years ended September 30, 2025, 2024 and 2023 and the effective tax rate are as follows:

	Fiscal Year Ended					
	September 30, 2025		September 30, 2024		September 30, 2023	
	Amount	%	Amount	%	Amount	%
	(in millions)					
Tax at federal statutory rate	$ 192.3	21.0 %	$ 150.8	21.0 %	$ 44.8	21.0 %
State income tax, net of federal benefit	16.1	1.8	(8.5)	(1.2)	(7.1)	(3.3)
Change in uncertain tax positions	46.7	5.1	18.6	2.6	9.4	4.4
Foreign residual income	41.9	4.6	43.8	6.1	59.4	27.8
Nondeductible costs	16.6	1.8	20.6	2.9	10.7	5.0
Tax rate changes	2.3	0.3	1.2	0.2	(3.2)	(1.5)
Audit settlement	1.4	0.1	0.5	0.1	1.9	0.9
Income tax credits and incentives	(59.5)	(6.5)	(63.5)	(8.8)	(68.2)	(31.9)
Legal entity restructuring	(20.1)	(2.2)	—	—	—	—
Exclusion of tax on non-controlling interests	(15.6)	(1.7)	(12.5)	(1.7)	(9.4)	(4.4)
Valuation allowance	(11.8)	(1.3)	(12.6)	(1.8)	16.6	7.8
Tax exempt income	(2.1)	(0.2)	(2.5)	(0.4)	(3.3)	(1.5)
Foreign tax rate differential	(1.1)	(0.1)	(2.8)	(0.4)	0.2	0.1
Return to provision	(0.5)	(0.1)	(3.7)	(0.5)	(0.5)	(0.2)
ACAP investment sale	—	—	20.2	2.8	—	—
Other items, net	(2.6)	(0.3)	3.3	0.4	4.8	2.1
Total income tax expense	$ 204.0	22.3 %	$ 152.9	21.3 %	$ 56.1	26.3 %

During fiscal 2025, the Company recorded a reserve of $47.0 million related to uncertain tax positions associated with federal and state tax credits claimed for years subject to examination by the tax authorities. The reserve reflects the Company's assessment that it is more likely than not that a portion of the credits may not be sustained under examination based on recent discussions and developments related to our ongoing audits.

During fiscal 2025, the Company recognized deferred tax assets of $20.1 million related to legal entity restructuring. The restructuring resulted in the recognition of deferred tax assets related to tax attributes that are expected to be utilized against future taxable income.

During fiscal 2024, the Company recorded an increase in tax benefit of $38.4 million related to state income taxes due to apportionment factor changes for fiscal years 2016 through 2023. This benefit was partially offset by an increase in tax expense of $23.0 million related to uncertain tax positions.

During fiscal 2024, the Company sold certain ACAP investments and recorded a reduction in valuation allowances of $21.0 million and a reduction in deferred tax assets of $20.2 million. In addition, the Company recorded a valuation allowance of $9.3 million related to the remaining ACAP investments.

During fiscal 2024, the Company approved a tax planning strategy and restructured certain operations in Canada which resulted in a release of a valuation allowance related to net operating losses and other deferred tax assets of $11.7 million.

During fiscal 2024, the Company settled its tax audit in Hong Kong for fiscal year 2011 through fiscal year 2021 and recorded a tax benefit of $6.9 million due primarily to changes in uncertain tax positions.

During fiscal 2023, valuation allowances in the amount of $21.0 million related to the ACAP impairment charge were established for the portion of the charge that is not expected to be realized.

The Company is currently under tax audit in several jurisdictions including the U.S. where its federal income tax returns for fiscal 2017 through 2020 are being examined by the IRS. Disputes can arise with tax authorities involving issues related to the timing of deductions, the calculation and use of credits, and the taxation of income in various tax jurisdictions because of differing interpretations or application of tax laws, regulations, and relevant facts. The IRS is currently auditing certain tax credits and the methodology for calculating the credits. We will continue to monitor developments related to the examination and will adjust the reserve as necessary based on changes in facts and circumstances, including the resolution of the audit.

Generally, the Company would reverse its valuation allowance in a particular tax jurisdiction if the positive evidence examined, such as projected and sustainable earnings or a tax-planning strategy that allows for the usage of the deferred tax asset, is sufficient to overcome significant negative evidence, such as large net operating loss carryforwards or a cumulative history of losses in recent years. In the United States, the valued deferred tax assets have a restricted life or use under relevant tax law. In addition, the Company is continually investigating tax planning strategies that, if prudent and feasible, may be implemented to realize a deferred tax asset that would otherwise expire unutilized. The identification and internal/external approval (as relevant) of such a prudent and feasible tax planning strategy could cause a reduction in the valuation allowance.

The deferred tax assets (liabilities) are as follows:

	Fiscal Year Ended		
	September 30, 2025		September 30, 2024
	(in millions)		
Deferred tax assets:			
Compensation and benefit accruals not currently deductible	$	81.8	$	85.4
Net operating loss carryforwards		99.2		107.5
Self-insurance reserves		66.6		38.3
Research and experimentation and other tax credits		34.3		67.1
Pension liability		23.5		34.9
Accrued liabilities		263.3		265.7
Capital loss carryforward		13.0		49.5
Partnership investment		15.5		22.3
Other		12.2		8.2
Total deferred tax assets		609.4		678.9
Deferred tax liabilities:			
Unearned revenue		(31.0)		(4.1)
Depreciation and amortization		(58.9)		(83.7)
Acquired intangible assets		(39.6)		—
Investment in subsidiaries		(9.8)		(9.9)
Right of use assets		(82.4)		(85.2)
Contingent consideration		—		(30.5)
Other		(3.3)		(5.4)
Total deferred tax liabilities		(225.0)		(218.8)
Valuation allowance		(157.1)		(160.9)
Net deferred tax assets	$	227.3	$	299.2

As of September 30, 2025, and 2024, the Company has available unused federal, foreign and state net operating loss (NOL) carryforwards of $700.7 million and $744.6 million, respectively, which expire at various dates over the next several years and capital loss carryforwards of $51.7 million and $181.2 million, respectively, which expire over the next five years; some foreign NOL carryforwards never expire. In addition, as of September 30, 2025, the Company has unused state and foreign research and development credits of $30.5 million and $0.2 million, respectively, and other credits of $3.7 million which expire at various dates over the next several years.

As of September 30, 2025, and 2024, gross deferred tax assets were $609.4 million and $678.9 million, respectively. The Company has recorded a valuation allowance of $157.1 million and $160.9 million as of September 30, 2025 and 2024, respectively, primarily related to foreign and state net operating loss carryforwards, capital loss carryforwards, tax credits and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency, and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax asset that would otherwise expire. Although realization is not assured, based on the Company's assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax asset (exclusive of deferred tax liabilities) of $452.3 million will be realized and, as such, no additional valuation allowance has been provided. The net decrease in the valuation allowance of $3.8 million is primarily attributable to a decrease in valuation allowances of $5.6 million related to the capital losses, and an increase in valuation allowances on foreign net operating losses and currency translation adjustments of $1.9 million.

Generally, the Company does not provide for U.S. taxes or foreign withholding taxes on gross book-tax differences in its non-U.S. subsidiaries because such basis differences of approximately $1.1 billion are able to and intended to be reinvested indefinitely. If these basis differences were distributed, foreign tax credits could become available

89

under current law to partially or fully reduce the resulting U.S. income tax liability. There may also be additional U.S. or foreign income tax liability upon repatriation, although the calculation of such additional taxes is not practicable.

As of September 30, 2025, and 2024, the Company had a liability for unrecognized tax benefits, including potential interest and penalties, net of related tax benefit, totaling $144.1 million and $97.9 million, respectively. The gross unrecognized tax benefits as of September 30, 2025 and 2024 were $129.6 million and $81.3 million, respectively, excluding interest, penalties, and related tax benefit. Of the $129.6 million, approximately $125.4 million would be included in the effective tax rate if recognized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

| | Fiscal Year Ended | |
	September 30, 2025	September 30, 2024
	(in millions)	
Balance at the beginning of the year	$ 81.3	$ 62.1
Gross increase in current period's tax positions	9.2	34.5
Gross increase in prior years' tax positions	47.0	13.9
Gross decrease in prior years' tax positions	(6.4)	(20.1)
Decrease due to settlement with tax authorities	—	(7.4)
Decrease due to lapse of statute of limitations	(1.3)	(2.2)
Gross change due to foreign exchange fluctuations	(0.2)	0.5
Balance at the end of the year	$ 129.6	$ 81.3

The Company classifies interest and penalties related to uncertain tax positions within the income tax expense line in the accompanying consolidated statements of operations. As of September 30, 2025, the accrued interest and penalties were $23.8 million and $3.2 million, respectively, excluding any related income tax benefits. As of September 30, 2024, the accrued interest and penalties were $27.7 million and $3.5 million, respectively, excluding any related income tax benefits.

The Company files income tax returns in numerous tax jurisdictions, including the U.S., and numerous U.S. states and non-U.S. jurisdictions around the world. The statute of limitations varies by jurisdiction in which the Company operates. Because of the number of jurisdictions in which the Company files tax returns, in any given year the statute of limitations in certain jurisdictions may expire without examination within the 12-month period from the balance sheet date.

While it is reasonably possible that the total amounts of unrecognized tax benefits could significantly increase or decrease within the next twelve months, an estimate of the range of possible change cannot be made.

15. Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing net income attributable to AECOM by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income attributable to AECOM by the weighted average number of common shares outstanding and potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of equity awards using the treasury stock method. For the periods presented, equity awards excluded from the calculation of potential common shares were not significant.

The following table sets forth a reconciliation of the denominators of basic and diluted earnings per share:

	Fiscal Year Ended		
	September 30, 2025	September 30, 2024	September 30, 2023
	(in millions)		
Denominator for basic earnings per share	132.4	135.5	138.6
Potential common shares	0.9	1.0	1.5
Denominator for diluted earnings per share	133.3	136.5	140.1

16.   Other Financial Information

Accrued expenses and other current liabilities consist of the following:

	Fiscal Year Ended	
	September 30, 2025	September 30, 2024
	(in millions)	
Accrued salaries and benefits	$ 727.0	$ 620.4
Accrued contract costs	1,419.0	1,354.7
Other accrued expenses	344.5	410.6
	$ 2,490.5	$ 2,385.7

Accrued contract costs above include balances related to professional liability accruals of $893.7 million and $831.8 million as of September 30, 2025 and 2024, respectively. The remaining accrued contract costs primarily relate to costs for services provided by subcontractors and other non-employees. Liabilities recorded related to accrued contract losses were not material as of September 30, 2025 and 2024. The Company did not have material revisions to estimates for contracts where revenue is recognized using the input method during the twelve months ended September 30, 2025 and 2024. For the year ended September 30, 2025, the Company incurred restructuring and acquisition expenses of $59.4 million, which included labor-related costs of $32.0 million and non-labor costs of $27.3 million, of which $15.0 million was accrued and unpaid at September 30, 2025. For the year ended September 30, 2024, the Company incurred restructuring expenses of $98.9 million, which included labor-related costs of $18.7 million and non-labor costs of $80.2 million, of which $11.9 million was accrued and unpaid at September 30, 2024.

On September 10, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.26 per share, which was paid on October 17, 2025 to stockholders of record as of the close of business on October 1, 2025. As of September 30, 2025, accrued and unpaid dividends totaled $37.6 million and were classified within other accrued expenses on the consolidated balance sheet. On November 18, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.31 per share. The dividend is payable on January 23, 2026 to stockholders of record as of the close of business on January 7, 2026.

17.   Reclassifications out of Accumulated Other Comprehensive Loss

The accumulated balances and reporting period activities for the years ended September 30, 2025, 2024 and 2023 related to reclassifications out of accumulated other comprehensive loss are summarized as follows (in millions):

	Pension Related Adjustments	Foreign Currency Translation Adjustments	Loss on Derivative Instruments	Accumulated Other Comprehensive Loss
Balances at September 30, 2022	$ (217.3)	$ (799.3)	$ 36.9	$ (979.7)
Other comprehensive income (loss) before reclassification	(10.9)	59.6	10.7	59.4
Amounts reclassified from accumulated other comprehensive loss	2.2	—	(8.5)	(6.3)
Balances at September 30, 2023	$ (226.0)	$ (739.7)	$ 39.1	$ (926.6)

	Pension Related Adjustments	Foreign Currency Translation Adjustments	Loss on Derivative Instruments	Accumulated Other Comprehensive Loss
Balances at September 30, 2023	$ (226.0)	$ (739.7)	$ 39.1	$ (926.6)
Other comprehensive (loss) income before reclassification	(26.6)	93.2	(10.6)	56.0
Amounts reclassified from accumulated other comprehensive loss	0.6	—	(12.7)	(12.1)
Balances at September 30, 2024	$ (252.0)	$ (646.5)	$ 15.8	$ (882.7)

	Pension Related Adjustments	Foreign Currency Translation Adjustments	Loss on Derivative Instruments	Accumulated Other Comprehensive Loss
Balances at September 30, 2024	$ (252.0)	$ (646.5)	$ 15.8	$ (882.7)
Other comprehensive (loss) income before reclassification	(1.3)	(5.9)	4.8	(2.4)
Amounts reclassified from accumulated other comprehensive loss	1.9	—	(9.8)	(7.9)
Balances at September 30, 2025	$ (251.4)	$ (652.4)	$ 10.8	$ (893.0)

18.   Commitments and Contingencies

The Company records amounts representing its probable estimated liabilities relating to claims, guarantees, litigation, audits and investigations. The Company relies in part on qualified actuaries to assist it in determining the level of reserves to establish for insurance-related claims that are known and have been asserted against it, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to the Company's claims administrators as of the respective balance sheet dates. The Company includes any adjustments to such insurance reserves in its consolidated results of operations. The Company's reasonably possible loss disclosures are presented on a gross basis prior to the consideration of insurance recoveries. The Company does not record gain contingencies until they are realized. In the ordinary course of business, the Company may not be aware that it or its affiliates are under investigation and may not be aware of whether or not a known investigation has been concluded.

In the ordinary course of business, the Company may enter into various arrangements providing financial or performance assurance to clients, lenders, or partners. Such arrangements include standby letters of credit, surety bonds, and corporate guarantees to support the creditworthiness or the project execution commitments of its affiliates, partnerships and joint ventures. The Company's unsecured credit arrangements are used for standby letters of credit issued in connection with general and professional liability insurance programs and for contract performance guarantees. At September 30, 2025 and 2024, these outstanding standby letters of credit totaled $899.4 million and $934.5 million, respectively. As of September 30, 2025, the Company had $367.4 available under these unsecured credit facilities. Performance arrangements typically have various expiration dates ranging from the completion of the project contract and extending beyond contract completion in some circumstances such as for warranties. The Company may also guarantee that a project, when complete, will achieve specified performance standards. If the project subsequently fails to meet guaranteed performance standards, the Company may incur additional costs, pay liquidated damages or be held responsible for the costs incurred by the client to achieve the required performance standards. The potential payment amount of an outstanding performance arrangement is typically the remaining cost of work to be performed by or on behalf of third parties. Generally, under joint venture arrangements, if a partner is financially unable to complete its share of the contract, the other partner(s) may be required to complete those activities.

At September 30, 2025, the Company was contingently liable in the amount of approximately $903.8 million in issued standby letters of credit and $5.6 billion in issued surety bonds primarily to support project execution.

In the ordinary course of business, the Company enters into various agreements providing financial or performance assurances to clients on behalf of certain unconsolidated partnerships, joint ventures and other jointly executed contracts. These agreements are entered into primarily to support the project execution commitments of these entities.

The Company's investment adviser jointly manages and sponsors the AECOM-Canyon Equity Fund, L.P. (the "Fund"), in which the Company indirectly holds an equity interest and has an ongoing capital commitment to fund investments. At September 30, 2025, the Company has capital commitments of $5.1 million to the Fund over the next three years

In addition, in connection with the investment activities of AECOM Capital, the Company provides guarantees of certain contractual obligations, including guarantees for completion of projects, limited debt repayment, environmental indemnity obligations and other lender required guarantees.

In February 2024, the Company was informed of a potential liability as one of the indemnitors on a divested business' surety bonds. The Company does not have sufficient information to determine the range of potential impacts; however, it is reasonably possible that the Company may incur additional costs related to these bonds.

In connection with the resolution of contingencies related to the sale of the civil infrastructure construction business, the Company agreed to act as an additional guarantor on the counterparty's existing debt, which was extended to March 2028.

19. Reportable Segments and Geographic Information

The Company manages its operations under three reportable segments according to their geographic regions and business activities. In identifying its reportable segments, the Company considered the financial information provided to its chief operating decision maker (CODM), who is the chief executive officer. The financial data is organized by geographic region and global business lines. The CODM uses this information to allocate resources and assess the performance of the segments primarily based on revenue less pass-through revenue and attributable earnings before interest, tax, and amortization expense along with forecasts, market activity, and other non-financial information. Information provided to the CODM for purposes of making operating decisions and evaluating segment performance excludes asset-related information. After considering various factors, including the development and utilization of financial data to the CODM, the Company concluded that identifying its operating segments by geography was consistent with the objectives of ASC 280-10. Certain operating segments have been aggregated based on similar characteristics, including long-term financial performance, the nature of services provided, internal process for delivering those services, and types of customers, to arrive at the Company's reportable segments. The Company's Americas reportable segment provides planning, consulting, architectural and engineering design services, and construction management services to public and private clients in the United States, Canada, and Latin America and is comprised of the Design and Consulting Services Americas and Construction Management operating segments. The Company's International reportable segment provides similar professional services to public and private clients in Europe and India, the Middle East and Africa, Asia, and Australia and New Zealand and is comprised of the operating segments in those geographic regions. The Company's AECOM Capital (ACAP) operating segment is its own reportable segment and primarily invests in and develops real estate projects. Certain expenses that are determined to be related to the Company as a whole are not deemed to be part of an operating segment but are reported within Corporate.

The following tables set forth summarized financial information concerning the Company's reportable segments:

93

Reportable Segments:		Americas		International		AECOM Capital		Total
($ in millions)								
Fiscal Year Ended September 30, 2025:								
Revenue	$	12,525.9	$	3,613.2	$	0.5	$	16,139.6
Subcontractor and other direct costs		(7,973.7)		(593.1)		—		(8,566.8)
Employee compensation expense		(3,089.4)		(2,286.1)		—		(5,375.5)
Equity in earnings (losses) of joint ventures		15.8		11.8		(0.6)		27.0
Other segment items		(609.7)		(424.4)		(8.9)		(1,043.0)
Earnings before income taxes and amortization	$	868.9	$	321.4	$	(9.0)	$	1,181.3
Fiscal Year Ended September 30, 2024:								
Revenue	$	12,485.7	$	3,618.4	$	1.4	$	16,105.5
Subcontractor and other direct costs		(8,281.1)		(659.4)		—		(8,940.5)
Employee compensation expense		(2,929.0)		(2,234.4)		(2.7)		(5,166.1)
Equity in earnings (losses) of joint ventures		15.5		13.5		(26.9)		2.1
Other segment items		(514.9)		(427.4)		(12.3)		(954.6)
Earnings before income taxes and amortization	$	776.2	$	310.7	$	(40.5)	$	1,046.4
Fiscal Year Ended September 30, 2023:								
Revenue	$	10,975.7	$	3,402.1	$	0.7	$	14,378.5
Subcontractor and other direct costs		(7,056.7)		(619.0)		—		(7,675.7)
Employee compensation expense		(2,729.9)		(2,134.5)		(5.9)		(4,870.3)
Equity in earnings (losses) of joint ventures		14.8		9.7		(303.9)		(279.4)
Other segment items		(482.3)		(421.7)		(6.7)		(910.7)
Earnings before income taxes and amortization	$	721.6	$	236.6	$	(315.8)	$	642.4

Other segment items include rent expenses, depreciation, nonoperating income, and a deduction for earnings attributable to noncontrolling interests as well as other costs. The table below reconciles total segment attributable earnings before taxes and amortization to income from continuing operations before taxes:

		Fiscal Year Ended				
		September 30, 2025		**September 30, 2024**		**September 30, 2023**
		(in millions)				
Total segment attributable earnings before taxes and amortization	$	1,181.3	$	1,046.4	$	642.4
Corporate general and administrative expenses		(148.9)		(145.1)		(141.0)
Restructuring and acquisition costs		(59.4)		(98.9)		(188.4)
Other income		(2.5)		2.1		(5.3)
Interest income		62.9		58.6		40.3
Interest expense		(184.3)		(185.4)		(159.3)
Amortization expense		(2.2)		(18.8)		(18.6)
Income attributable to noncontrolling interests from continuing operations		68.7		59.3		43.3
Income from continuing operations before taxes	$	915.6	$	718.2	$	213.4

94

Reportable Segments:		Americas		International		AECOM Capital		Corporate and Assets Held for Sale		Total
					(in millions)					
Fiscal Year Ended September 30, 2025:										
Total assets	$	7,866.9	$	2,702.9	$	41.6	$	1,588.8	$	12,200.2
Investments in unconsolidated joint ventures		44.0		56.6		37.5		—		138.1
Depreciation and amortization		(94.3)		(70.8)		—		(10.8)		(175.9)
Fiscal Year Ended September 30, 2024:										
Total assets	$	7,988.1	$	2,734.5	$	53.2	$	1,285.9	$	12,061.7
Investment in unconsolidated joint ventures		34.1		61.1		42.9		—		138.1
Depreciation and amortization		(101.6)		(67.2)		—		(10.0)		(178.8)
Fiscal Year Ended September 30, 2023:										
Depreciation and amortization		(100.6)		(67.2)		—		(7.9)		(175.7)

Geographic Information:

			Fiscal Year Ended			
Long-Lived Assets		**September 30, 2025**		**September 30, 2024**		**September 30, 2023**
		(in millions)				
Americas	$	3,779.2	$	3,315.3	$	3,478.5
Europe, Middle East, India, Africa		1,025.5		872.9		803.5
Asia-Australia-Pacific		351.1		370.7		342.3
Total	$	5,155.8	$	4,558.9	$	4,624.3

Long-lived assets consist of noncurrent assets excluding deferred tax assets.

20. Major Clients

No single client accounted for 10% or more of the Company's revenue in any of the past five fiscal years. Approximately 7%, 7%, and 5% of the Company's revenue was derived through direct contracts with agencies of the U.S. federal government in the years ended September 30, 2025, 2024 and 2023, respectively.

AECOM Technology Corporation

Schedule II: Valuation and Qualifying Accounts

(amounts in millions)

	Balance at Beginning of Year	Additions Charged to Cost of Revenue	Deductions[a]	Other and Foreign Exchange Impact	Balance at the End of the Year
Allowance for Doubtful Accounts					
Fiscal Year 2025	$ 87.9	$ 18.3	$ (20.6)	$ (0.8)	$ 84.8
Fiscal Year 2024	$ 94.2	$ 30.9	$ (38.7)	$ 1.5	$ 87.9
Fiscal Year 2023	$ 104.0	$ 40.9	$ (50.8)	$ 0.1	$ 94.2

[a]   Primarily relates to accounts written-off and recoveries

96

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on management's evaluation, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), our CEO and CFO have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act), were effective as of September 30, 2025 to ensure that information required to be disclosed by us in this Annual Report on Form 10-K or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of September 30, 2025, the end of our fiscal year. Our management based its assessment on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management's assessment included evaluation and testing of the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on our management's assessment, our management has concluded that our internal control over financial reporting was effective as of September 30, 2025. Our management communicated the results of its assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, Ernst & Young LLP, audited our financial statements for the fiscal year ended September 30, 2025 included in this Annual Report on Form 10-K, and has issued an audit report with respect to the effectiveness of the Company's internal control over financial reporting, a copy of which is included earlier in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2025 identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarterly period ended September 30, 2025, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement as each term is defined in Item 408(a) of Regulation S-K, except as follows:

Name and Title	Date of Adoption of Rule 10b5-1 Trading Plan	Scheduled Expiration Date of Rule 10b5-1 Trading Plan	Aggregate Number of Securities to Be Purchased or Sold
Lara Poloni, President	9/11/2025	12/31/2025	Sale of (i) the number of shares of common stock resulting from the vesting of 10,040 restricted stock awards and accrued dividend equivalents and (ii) the number of shares of common stock resulting from the vesting of Performance Earning Program awards (15,060 shares of common stock at target performance) and accrued dividend equivalents
David Gan, Chief Legal Officer	8/14/2025	02/09/2026	Sale of (i) 6,000 shares of common stock, (ii) the number of shares of common stock resulting from the vesting of 5,976 restricted stock awards and accrued dividend equivalents and (iii) the number of shares of common stock resulting from the vesting of Performance Earning Program awards (8,964 shares of common stock at target performance) and accrued dividend equivalents

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2025 year end.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2025 year end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

Other than with respect to the information relating to our equity compensation plans, which is incorporated herein by reference to Part II, Item 5, "Equity Compensation Plans" of this Form 10-K, the information required by this item is incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2025 year end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2025 year end.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our definitive proxy statement for the 2026 Annual Meeting of Stockholders, to be filed within 120 days of our fiscal 2025 year end.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)   Documents filed as part of this report:

        (1)   The Company's Consolidated Financial Statements at September 30, 2025 and 2024 and for each of the three years in the period ended September 30, 2025 and the notes thereto, together with the report of the independent auditors on those Consolidated Financial Statements are hereby filed as part of this report.

        (2)   Financial Statement Schedule II—Valuation and Qualifying Accounts for the Years Ended September 30, 2025, 2024 and 2023.

        (3)   See Exhibits and Index to Exhibits, below.

    (b)   Exhibits.

Exhibit Number	Exhibit Description	Form	Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423)		Filed Herewith
			Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of AECOM Technology Corporation.	10-K	3.1	11/21/2011	
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of AECOM Technology Corporation.	S-4	3.2	8/1/2014	
3.3	Certificate of Correction of Amended and Restated Certificate of Incorporation of AECOM Technology Corporation.	10-K	3.3	11/17/2014	
3.4	Certificate of Amendment to the Company's Certificate of Incorporation.	8-K	3.1	1/9/2015	
3.5	Certificate of Amendment to the Company's Certificate of Incorporation.	8-K	3.1	3/3/2017	
3.6	Certificate of Amendment to the Company's Certificate of Incorporation	10-Q	3.6	5/06/2025	
3.7	Third Amended and Restated Bylaws.	8-K	3.1	5/19/2023	
4.1	Form of Common Stock Certificate.	Form 10	4.1	1/29/2007	
4.2	Description of Registrant's Securities.	10-K	4.2	11/19/2020	
4.3	Indenture, dated as of July 22, 2025, by and among AECOM, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, including the form of Note as Exhibit A	8-K	4.1	7/2/2025	
4.4	Credit Agreement, dated as of October 17, 2014, among AECOM Technology Corporation and certain of its subsidiaries, as borrowers, certain lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, MUFG Union Bank, N.A., BNP Paribas, JPMorgan Chase Bank, N.A., and the Bank of Nova Scotia, as Co-Syndication Agents, and BBVA Compass, Credit Agricole Corporate and Investment Bank, HSBC Bank USA, National Association, Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association, as Co-Documentation Agents.	8-K	10.1	10/17/2014	

| Exhibit Number | Exhibit Description | Form | Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423) | | Filed Herewith |
			Exhibit	Filing Date	
4.5	Amendment No. 1 to the Credit Agreement, dated as of July 1, 2015, by and among AECOM and certain of its subsidiaries, as borrowers, certain lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer.	8-K	10.1	7/7/2015	
4.6	Amendment No. 2 to Credit Agreement, dated as of December 22, 2015, among the Company, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer.	8-K	10.1	12/22/2015	
4.7	Amendment No. 3 to Credit Agreement and Amendment No. 1 to the Security Agreement, dated as of September 29, 2016, among the Company, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer.	8-K	10.1	9/30/2016	
4.8	Amendment No. 4 to Credit Agreement dated as of March 31, 2017, among the Company, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer.	8-K	10.1	4/6/2017	
4.9	Amendment No. 5 to Credit Agreement dated as of March 13, 2018, among AECOM, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L/C Issuer.	8-K	10.1	3/14/2018	
4.10	Amendment No. 6 to Credit Agreement, dated as of November 12, 2018, among AECOM, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender, and an L.C. Issuer.	10-K	4.21	11/13/2018	
4.11	Amendment No. 7 to Credit Agreement, dated as of January 28, 2020, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent.	8-K	10.1	2/3/2020	
4.12	Amendment No. 8 to the Credit Agreement, dated as of May 1, 2020, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as of administrative agent.	10-Q	10.3	5/6/2020	
4.13	2021 Refinancing Amendment to Credit Agreement, dated as of February 8, 2021, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative Agent.	10-Q	10.2	2/10/2021	
4.14	Amendment No. 10 to Credit Agreement, dated as of April 13, 2021, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative Agent.	8-K	10.1	4/13/2021	
4.15	Amendment No. 11 to Credit Agreement, dated as of June 25, 2021, by and among AECOM, each borrower and guarantor party thereto, the lenders party thereto, and Bank of America, N.A., as administrative Agent.	8-K	10.1	6/25/2021	
4.16	Amendment No. 12 to the Credit Agreement, dated as of May 23, 2023, by and among AECOM and Bank of America, N.A., as Administrative Agent.	10-Q	10.1	8/9/2023	

101

Exhibit Number	Exhibit Description	Form	Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423)		Filed Herewith
			Exhibit	Filing Date	
4.17	Amendment No. 13 to Credit Agreement, dated as of May 23, 2023, by and among AECOM and the lenders party thereto, and Bank of America, N.A., as Administrative Agent.	10-Q	10.2	8/9/2023	
4.18	Amendment No. 14 to Credit Agreement, dated as of April 19, 2024, by and among AECOM, the other Borrowers and Guarantors party thereto, the Lenders party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer.	8-K	10.1	4/25/2024	
4.19	Amendment No. 15 to Credit Agreement, dated as of October 29, 2024, by and among AECOM, certain of its subsidiaries as Guarantors, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent.	10-K	4.21	11/19/2024	
10.1#	AECOM Technology Corporation Change in Control Severance Policy for Key Executives.	10-Q	10.1	2/7/2018	
10.2#	Amended and Restated 2006 Stock Incentive Plan.	Schedule 14A	Annex B	1/21/2011	
10.3#	Form of Stock Option Standard Terms and Conditions under 2006 Stock Incentive Plan.	8-K	10.1	12/5/2008	
10.4#	AECOM Amended & Restated 2016 Stock Incentive Plan.	Schedule 14A	Annex B	1/19/2017	
10.5#	Form Standard Terms and Conditions for Non-Qualified Stock Options under the 2016 Stock Incentive Plan.	10-Q	10.6	5/11/2016	
10.6#	Amended and Restated AECOM Executive Deferred Compensation Plan	10-Q	10.3	2/4/2025	
10.7#	AECOM Technology Corporation Executive Incentive Plan.	Schedule 14A	Annex A	1/22/2010	
10.8#	Form of Special LTI Award Stock Option Terms and Conditions under the 2006 Stock Incentive Plan.	8-K	10.2	3/12/2014	
10.9#	AECOM Retirement & Savings Plan (amended and restated effective July 1, 2016).	10-Q	10.1	8/10/2016	
10.10#	AECOM Amended and Restated Employee Stock Purchase Plan.	DEF 14A	Annex A	1/23/2019	
10.11#	AECOM 2020 Stock Incentive Plan.	DEF 14A	Annex A	1/23/2020	
10.12#	Letter Agreement between AECOM and W. Troy Rudd dated June 13, 2020.	10-Q	10.1	8/5/2020	
10.13#	Senior Leadership Severance Plan.	10-Q	10.3	8/5/2020	
10.14#	Form Standard Terms and Conditions for Performance Earnings Program under the 2020 Stock Incentive Plan (Fiscal Year 2023).	10-Q	10.1	2/7/2023	
10.15#	Form Standard Terms and Conditions for Restricted Stock Units under the 2020 Stock Incentive Plan (Fiscal 2023)	10-Q	10.2	2/7/2023	
10.16#	Form Standard Terms and Conditions for Performance Earnings Program under the 2020 Stock Incentive Plan (Fiscal Year 2024).	10-Q	10.1	2/7/2024	
10.17#	Form Standard Terms and Conditions for Restricted Stock Units under the 2020 Stock Incentive Plan (Fiscal 2024)	10-Q	10.2	2/7/2024	

Exhibit Number	Exhibit Description	Form	Incorporated by Reference (Exchange Act Filings Located at File No. 0-52423)		Filed Herewith
			Exhibit	Filing Date	
10.18#	Employment Agreement, dated March 1, 2023, by and between AECOM and Lara Poloni.	10-Q	10.1	5/9/2023	
10.19#	Form Standard Terms and Conditions for Performance Earnings Program under the 2020 Stock Incentive Plan (Fiscal Year 2025).	10-Q	10.1	2/4/2025	
10.20#	Form Standard Terms and Conditions for Restricted Stock Units under the 2020 Stock Incentive Plan (Fiscal Year 2025).	10-Q	10.2	2/4/2025	
19.1	Insider Trading Policy.	10-K	19.1	11/19/2024	
21.1	Subsidiaries of AECOM.				X
23.1	Consent of Independent Registered Public Accounting Firm.				X
31.1	Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of the Company's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32*	Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97.1	AECOM Policy for Recovery of Erroneously Awarded Compensation.	10-K	97.1	11/19/2024	
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended September 30, 2025 were formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity, (v) Condensed Consolidated Statements of Cash Flows, and (vi) the Notes to Condensed Consolidated Financial Statements, tagged as blocks of text and including detailed tags.				X
104	The cover page from the Company's Annual Report on Form 10-K for the year ended September 30, 2025, formatted in Inline XBRL.				X

\# Management contract or compensatory plan or arrangement.

* Document has been furnished and not filed.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AECOM

By: /s/ GAURAV KAPOOR

Gaurav Kapoor
Chief Financial Officer
(Principal Financial Officer)

Date: November 18, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ TROY RUDD Troy Rudd	Chairman and Chief Executive Officer (Principal Executive Officer)	November 18, 2025
/s/ GAURAV KAPOOR Gaurav Kapoor	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)	November 18, 2025
/s/ BRADLEY W. BUSS Bradley W. Buss	Director	November 18, 2025
/s/ DEREK J. KERR Derek J. Kerr	Director	November 18, 2025
/s/ KRISTY PIPES Kristy Pipes	Director	November 18, 2025
/s/ DOUGLAS W. STOTLAR Douglas W. Stotlar	Director	November 18, 2025
/s/ DANIEL R. TISHMAN Daniel R. Tishman	Director	November 18, 2025
/s/ SANDER VAN'T NOORDENDE Sander van't Noordende	Director	November 18, 2025
/s/ GEN. JANET C. WOLFENBARGER, USAF RET. Gen. Janet C. Wolfenbarger, USAF Ret.	Director	November 18, 2025

EXHIBIT 21.1

AECOM Global, LLC, a Delaware Limited Liability Company
AECOM Global II LLC, a Delaware Limited Liability Company AECOM,
C&E, Inc., a Delaware Corporation
AECOM CM Holdings, Inc.
AECOM Technical Services, Inc., a California Corporation
AECOM USA, Inc., a New York Corporation
AECOM Asia Company Limited*
AECOM Canada Ltd*
AECOM South Africa Group Holdings (Pty) Ltd*
AECOM Design Build Limited*
AECOM Global Ireland Services Limited*
AECOM Infrastructure & Environment UK Limited*
Hunt Construction Group Inc., an Indiana Corporation
URS Holdings, Inc., a Delaware Corporation
URS Corporation, a Nevada Corporation
URS Group, Inc. a Delaware Corporation
URS Corporation—Ohio, an Ohio Corporation
URS Global Holdings Inc., a Nevada Corporation
AECOM Intercontinental Holdings UK Limited*
The Earth Technology Corporation (USA)
Tishman Construction Corporation, a Delaware Corporation
Tishman Construction Corporation of New York, a Delaware Corporation

*Foreign

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements (Form S-8 Nos. 333-167047, 333-142070, 333-237237, 333-199453, 333-208964, 333-209890, 333-216442, and 333-230214) pertaining to various stock incentive, purchase and retirement plans of AECOM of our reports dated November 18, 2025, with respect to the consolidated financial statements and schedule of AECOM and to the effectiveness of internal control over financial reporting of AECOM included in this Annual Report (Form 10-K) of AECOM for the year ended September 30, 2025.

/s/ Ernst & Young LLP
Dallas, Texas
November 18, 2025

EXHIBIT 31.1

Certification Pursuant to
Rule 13a-14(a)/15d-14(a)

I, Troy Rudd, certify that:

1. I have reviewed this Annual Report on Form 10-K of AECOM;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 18, 2025

/s/ TROY RUDD

Troy Rudd
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification Pursuant to
Rule 13a-14(a)/15d-14(a)

I, Gaurav Kapoor, certify that:

1.   I have reviewed this Annual Report on Form 10-K of AECOM;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: November 18, 2025

/s/ GAURAV KAPOOR

Gaurav Kapoor
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32

Certification Pursuant to
18 U.S.C. Section 1350

In connection with the Annual Report of AECOM (the "Company") on Form 10-K for the fiscal year ended September 30, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, W. Troy Rudd, Chief Executive Officer of the Company, and Gaurav Kapoor, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ TROY RUDD

Troy Rudd
Chief Executive Officer
November 18, 2025

/s/ GAURAV KAPOOR

Gaurav Kapoor
Chief Financial Officer
November 18, 2025